Exhibit 99.1
WOORI FINANCE HOLDINGS CO., LTD.
NON-CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
AND INDEPENDENT ACCOUNTANTS’ AUDIT REPORT
Audit.Tax.Consulting.Financial Advisor

Independent Auditors’ Report
English Translation of a Report Originally Issued in Korean
To Shareholders and the Board of Directors of
Woori Finance Holdings Co., Ltd.:
We have audited the accompanying non-consolidated statements of financial position of Woori Finance Holdings Co., Ltd. (the “Company”) as of December 31, 2010 and 2009, and the related non-consolidated income statements, appropriations of retained earnings, changes in shareholders’ equity and cash flows for the years ended December 31, 2010 and 2009, all expressed in Korean won. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with auditing standards generally accepted in the Republic of Korea. These standards require that we plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2010 and 2009, and the results of its operations, changes in its retained earnings and shareholders’ equity and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the Republic of Korea.
Our audits also comprehended the translation of the Korean won amounts into U.S. dollar amounts and in our opinion, such translation has been made in conformity with the basis stated in Note 2. Such U.S. dollar amounts are presented solely for the convenience of readers outside of Korea.
Accounting principles and auditing standards and their application in practice vary among countries. The accompanying financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying financial statements are for use by those knowledgeable about Korean accounting procedures and auditing standards and their application in practice.
March 3, 2011
Notice to Readers
This report is effective as of March 3, 2011, the auditors’ report date. Certain subsequent events or circumstances may have occurred between the auditors’ report date and the time the auditors’ report is read. Such events or circumstances could significantly affect the accompanying financial statements and may result in modifications to the auditors’ report.

WOORI FINANCE HOLDINGS CO., LTD.
NON-CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF DECEMBER 31, 2010 AND DECEMBER 31, 2009

					Translation into
	Korean won				U.S. dollars (Note 2)
	2010		2009		2010		2009
	(In millions)				(In thousands)
ASSETS

Cash and bank deposits (Notes 15 and 17)	~~W~~	65,444	~~W~~	23,267	US$	57,462	US$	20,429
Investment securities accounted for using the equity method of accounting (Notes 3 and 15)		18,175,265		17,350,078		15,958,614		15,234,066
Loans, net of allowance for possible loan losses (Notes 4 and 15)		995		139,300		874		122,311
Fixed assets (Note 5)		420		415		369		364
Other assets (Notes 6, 7 and 17)		158,822		32,068		139,452		28,158

	~~W~~	18,400,946	~~W~~	17,545,128	US$	16,156,771	US$	15,405,328

LIABILITIES AND SHAREHOLDERS’ EQUITY

LIABILITIES
Debentures, net of discounts (Notes 8 and 15)	~~W~~	3,654,843	~~W~~	3,744,156	US$	3,209,099	US$	3,287,520
Borrowings (Notes 8 and 15)		—		60,000		—		52,682
Other liabilities (Notes 10 and 17)		207,291		20,050		182,010		17,605

		3,862,134		3,824,206		3,391,109		3,357,807

SHAREHOLDERS’ EQUITY
Common stock (Note 11)		4,030,077		4,030,077		3,538,570		3,538,570
Capital surplus (Notes 3 and 11)		158,608		179,488		139,264		157,598
Capital adjustments (Notes 3 and 11)		(64,589)		(54,201)		(56,711)		(47,591)
Accumulated other comprehensive income (Notes 3 and 19)		951,649		1,219,372		835,586		1,070,658
Retained earnings:
Legal reserve		885,903		783,300		777,858		687,768
Voluntary reserve		7,379,000		6,539,000		6,479,059		5,741,505
Retained earnings before appropriations (Notes 3 and 11)		1,198,164		1,023,886		1,052,036		899,013

		9,463,067		8,346,186		8,308,953		7,328,286

		14,538,812		13,720,922		12,765,662		12,047,521

	~~W~~	18,400,946	~~W~~	17,545,128	US$	16,156,771	US$	15,405,328

See accompanying notes to non-consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD.
NON-CONSOLIDATED INCOME STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

					Translation into
	Korean won				U.S. dollars (Note 2)
	2010		2009		2010		2009
	(In millions, except for income				(In thousands, except for income
	per share data)				per share data)
OPERATING REVENUE
Gain on valuation using the equity method of accounting (Notes 3 and 15)	~~W~~	1,485,646	~~W~~	1,312,460	US$	1,304,457	US$	1,152,393
Interest income (Note 16)		8,525		14,245		7,485		12,507
Reversal of allowance for doubtful accounts (Note 4)		695		150		610		132
Royalties		35,626		—		31,281		—

		1,530,492		1,326,855		1,343,833		1,165,032

OPERATING EXPENSES
Loss on valuation using the equity method of accounting (Notes 3 and 15)		30,577		27,086		26,848		23,783
Interest expense		244,935		239,225		215,063		210,050
Fees		4,208		7,001		3,695		6,147
General and administrative (Notes 13 and 16)		34,490		25,080		30,283		22,020

		314,210		298,392		275,889		262,000

OPERATING INCOME		1,216,282		1,028,463		1,067,944		903,032

NON-OPERATING INCOME		96		1,273		84		1,117

NON-OPERATING EXPENSES		4,638		3,712		4,072		3,259

INCOME BEFORE INCOME TAX		1,211,740		1,026,024		1,063,956		900,890

INCOME TAX EXPENSE (Note 11)		16,761		—		14,716		—

NET INCOME	~~W~~	1,194,979	~~W~~	1,026,024	US$	1,049,240	US$	900,890

NET INCOME PER COMMON SHARE (Note 17)	~~W~~	1,483	~~W~~	1,273	US$	1.30	US$	1.12

See accompanying notes to non-consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD.
NON-CONSOLIDATED STATEMENTS
OF APPROPRIATIONS OF RETAINED EARNINGS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

					Translation into
	Korean won				U.S. dollars (Note 2)
	2010		2009		2010		2009
	(In millions)				(In thousands)
RETAINED EARNINGS BEFORE APPROPRIATIONS:
Unappropriated retained earnings carried over from prior years	~~W~~	682	~~W~~	849	US$	598	US$	746
Changes in retained earnings using the equity method of accounting (Note 3)		2,503		(2,987)		2,198		(2,623)
Net income		1,194,979		1,026,024		1,049,240		900,890

		1,198,164		1,023,886		1,052,036		899,013

APPROPRIATIONS:
Legal reserve		119,498		102,603		104,924		90,090
Cash dividends (Note 11)		201,503		80,601		176,928		70,771
(Dividends per share (dividend ratio):
~~W~~250 (5.0%) and ~~W~~100 (2.0%) in 2010 and 2009, respectively)
Voluntary reserve		877,000		840,000		770,041		737,554

		1,198,001		1,023,204		1,051,893		898,415

UNAPPROPRIATED RETAINED EARNINGS TO BE CARRIED FORWARD TO SUBSEQUENT YEARS	~~W~~	163	~~W~~	682	US$	143	US$	598

See accompanying notes to non-consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD.
NON-CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

							Accumulated
							other
	Common		Capital		Capital		comprehensive		Retained
Korean won	stock		surplus		adjustments		income		earnings		Total
	(In millions)
January 1, 2009 (Reported)	~~W~~	4,030,077	~~W~~	186,959	~~W~~	(57,219)	~~W~~	724,372	~~W~~	7,323,149	~~W~~	12,207,338
Net income		—		—		—		—		1,026,024		1,026,024
Other capital surplus		—		(7,471)		—		—		—		(7,471)
Valuation using the equity method on subsidiaries		—		—		3,018		495,000		(2,987)		495,031

December 31, 2009	~~W~~	4,030,077	~~W~~	179,488	~~W~~	(54,201)	~~W~~	1,219,372	~~W~~	8,346,186	~~W~~	13,720,922

January 1, 2010 (Reported)	~~W~~	4,030,077	~~W~~	179,488	~~W~~	(54,201)	~~W~~	1,219,372	~~W~~	8,346,186	~~W~~	13,720,922
Net income		—		—		—		—		1,194,979		1,194,979
Dividend		—		—		—		—		(80,601)		(80,601)
Other capital surplus		—		(20,880)		—		—		—		(20,880)
Valuation using the equity method on subsidiaries		—		—		(10,388)		(267,723)		2,503		(275,608)

December 31, 2010	~~W~~	4,030,077	~~W~~	158,608	~~W~~	(64,589)	~~W~~	951,649	~~W~~	9,463,067	~~W~~	14,538,812

							Accumulated
							other
Translation into	Common		Capital		Capital		comprehensive		Retained
U.S. dollars (Note 2)	stock		surplus		adjustments		income		earnings		Total
	(In thousands)
January 1, 2009 (Reported)	US$	3,538,570	US$	164,158	US$	(50,241)	US$	636,028	US$	6,430,019	US$	10,718,534
Net income		—		—		—		—		900,890		900,890
Other capital surplus		—		(6,560)		—		—		—		(6,560)
Valuation using the equity method on subsidiaries		—		—		2,650		434,630		(2,623)		434,657

December 31, 2009	US$	3,538,570	US$	157,598	US$	(47,591)	US$	1,070,658	US$	7,328,286	US$	12,047,521

January 1, 2010 (Reported)	US$	3,538,570	US$	157,598	US$	(47,591)	US$	1,070,658	US$	7,328,286	US$	12,047,521
Net income		—		—		—		—		1,049,240		1,049,240
Dividend		—		—		—		—		(70,771)		(70,771)
Other capital surplus		—		(18,334)		—		—		—		(18,334)
Valuation using the equity method on subsidiaries		—		—		(9,120)		(235,072)		2,198		(241,994)

December 31, 2010	US$	3,538,570	US$	139,264	US$	(56,711)	US$	835,586	US$	8,308,953	US$	12,765,662

See accompanying notes to non-consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD.
NON-CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

					Translation into
	Korean won				U.S. dollars (Note 2)
	2010		2009		2010		2009
	(In millions)				(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	~~W~~	1,194,979	~~W~~	1,026,024	US$	1,049,240	US$	900,890
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Loss on valuation using the equity method of accounting		30,577		27,086		26,848		23,783
Interest expense (amortization of discounts on debentures)		3,021		2,781		2,652		2,442
Provision for severance benefits		1,145		965		1,005		847
Depreciation		167		225		147		198
Amortization		8		6		7		5
Other non-operating expense		—		818		—		718
Gain on valuation using the equity method of accounting		(1,485,646)		(1,312,460)		(1,304,457)		(1,152,393)
Reversal of allowance for doubtful accounts		(695)		(150)		(610)		(132)

		(1,451,423)		(1,280,729)		(1,274,408)		(1,124,532)

Changes in operating assets and liabilities:
Increase in other receivables		(124,411)		(80)		(109,238)		(70)
Decrease in accrued dividend		—		14,479		—		12,713
Decrease (increase) in accrued income		(27)		204		(24)		179
Decrease (increase) in prepaid expenses		28		(40)		25		(35)
Increase in advanced payments		(1,435)		—		(1,260)		—
Retirement benefits succession		1,010		18		887		16
Decrease in prepaid income tax		—		62		—		54
Severance benefits payment		(602)		(793)		(529)		(696)
Increase in employee retirement insurance deposits		(2,265)		(205)		(1,989)		(180)
Increase in other payables		1,344		412		1,180		362
Increase in accrued expenses		3,632		262		3,189		230
Increase in withholdings		1,552		239		1,363		210
Increase in income tax payable		124,078		—		108,945		—
Increase in deferred income tax liabilities		16,761		—		14,717		—
Dividends received		407,130		40,476		357,477		35,540

		426,795		55,034		374,743		48,323

Net cash provided by (used in) operating activities		170,351		(199,671)		149,575		(175,319)

(Continued)

WOORI FINANCE HOLDINGS CO., LTD.
NON-CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

					Translation into
	Korean won				U.S. dollars (Note 2)
	2010		2009		2010		2009
	(In millions)				(In thousands)
CASH FLOWS FROM INVESTING ACTIVITIES:
Collection of loans	~~W~~	139,000	~~W~~	70,000	US$	122,048	US$	61,463
Disposal of investment securities accounted for using the equity method accounting		—		29,636		—		26,022
Settlement amount under the condition of ex-post settlement		—		19,015		—		16,696
Acquisition of investment securities accounted for using the equity method accounting		(33,150)		(381,733)		(29,107)		(335,176)
Acquisition of fixed assets		(172)		(74)		(151)		(66)
Acquisition of intangible assets		(19)		—		(17)		—
Increase in guarantee deposits		(898)		(929)		(789)		(817)
Increase in loans		—		(40,000)		—		(35,122)

Net cash provided by (used in) investing activities		104,761		(304,085)		91,984		(267,000)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of debentures in local currency		797,666		1,097,673		700,383		963,802
Proceeds from borrowings in local currency		100,000		60,000		87,804		52,682
Repayment of debentures in local currency		(890,000)		(750,000)		(781,456)		(658,530)
Repayment of borrowings in local currency		(160,000)		—		(140,486)		—
Payment of dividends		(80,601)		—		(70,771)		—

Net cash provided by (used in) financing activities		(232,935)		407,673		(204,526)		357,954

NET INCREASE (DECREASE) IN CASH AND BANK DEPOSITS		42,177		(96,083)		37,033		(84,365)

CASH AND BANK DEPOSITS, BEGINNING OF THE YEAR		23,267		119,350		20,429		104,794

CASH AND BANK DEPOSITS, END OF THE YEAR	~~W~~	65,444	~~W~~	23,267	US$	57,462	US$	20,429

See accompanying notes to non-consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD.
NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
1. GENERAL
(1)	Woori Finance Holdings Co., Ltd.
Woori Finance Holdings Co., Ltd. (the “Company”) was incorporated on March 27, 2001, to engage in the business of managing the following five financial institutions; Woori Bank, Kyongnam Bank, Kwangju Bank, Woori Credit Card Co., Ltd. (formerly Peace Bank of Korea and merged into Woori Bank on March 31, 2004) and Woori Investment Bank (merged into Woori Bank on July 31, 2003), whose shares were contributed to the Company by the Korea Deposit Insurance Corporation (the “KDIC”) in accordance with the provisions of the Financial Holding Company Act. As a result of its functional restructuring, the Company owns 10 subsidiaries and 29 2nd-tier subsidiaries as of December 31, 2010.
Upon incorporation, the Company’s stock amounted to ~~W~~3,637,293 million, consisting of 727,458,609 common shares (~~W~~5,000 per share) issued and outstanding. As a result of several capital increases, exercise of warrants and conversion rights since incorporation, as of December 31, 2010, the Company’s stock amounted to ~~W~~4,030,077 million, consisting of 806,015,340 common shares issued and outstanding of which the KDIC owns 459,198,609 shares (56.97%).
On June 24, 2002, the Company listed its common shares on the Korea Exchange. On September 29, 2003, the Company was registered with the Securities and Exchange Commission in the United States of America and listed its American Depositary Shares on the New York Stock Exchange.
(2)	The structure of the Company and its significant subsidiaries as of December 31, 2010 and December 31, 2009 is as follows:

		2010		2009
		Number of	Percentage	Number of	Percentage	Financial
Parent		shares	of owner-	shares	of owner-	statements
companies	Subsidiaries	owned	ship (%)	owned	ship (%)	as of
Woori Finance Holdings Co., Ltd.	Woori Bank	765,956,580	100.0	765,956,580	100.0	Dec. 31
”	Kyongnam Bank	58,049,994	99.9	58,049,994	99.9	Dec. 31
”	Kwangju Bank	49,413,333	99.9	49,413,333	99.9	Dec. 31
”	Woori Finance Information System Co., Ltd.	900,000	100.0	900,000	100.0	Dec. 31
”	Woori F&I Co., Ltd.	6,000,000	100.0	6,000,000	100.0	Dec. 31
”	Woori Investment Securities Co., Ltd.	46,324,981	35.0	46,324,981	35.0	Dec. 31
”	Woori Asset Management Co., Ltd.	6,662,000	100.0	6,662,000	100.0	Dec. 31
”	Woori Private Equity Co., Ltd.	4,000,000	100.0	4,000,000	100.0	Dec. 31
”	Woori Financial Co., Ltd.	8,909,439	52.5	8,909,439	52.5	Dec. 31
”	Woori Aviva Life Insurance Co., Ltd. (*1)	7,601,091	51.6	3,060,000	51.0	Dec. 31
Woori Bank	Woori Credit Information Co., Ltd.	1,008,000	100.0	1,008,000	100.0	Dec. 31 (*12)
”	Woori America Bank (*1)	24,500,000	100.0	10,500,000	100.0	Dec. 31 (*12)
”	PT. Bank Woori Indonesia	1,618	95.2	1,618	95.2	Dec. 31 (*12)
”	Woori Global Market Asia Limited	39,000,000	100.0	39,000,000	100.0	Dec. 31 (*12)
”	Woori Bank (China) Limited	—	100.0	—	100.0	Dec. 31 (*12)
”	ZAO Woori Bank	19,999,999	100.0	19,999,999	100.0	Dec. 31 (*12)

		2010		2009
		Number of	Percentage	Number of	Percentage	Financial
Parent		shares	of owner-	shares	of owner-	statements
companies	Subsidiaries	owned	ship (%)	owned	ship (%)	as of
Woori F&I Co., Ltd.	Woori AMC Co., Ltd. (*3)	800,000	100.0	—	—	Dec. 31
”	Woori F&I Fifth Asset Securitization Specialty (*4)	—	—	92,500	100.0	Dec. 31
”	Woori F&I Sixth Asset Securitization Specialty	98,780	100.0	98,780	100.0	Dec. 31
”	Woori F&I Seventh Asset Securitization Specialty	105,300	100.0	105,300	100.0	Dec. 31
”	Woori F&I Tenth Asset Securitization Specialty (*2)	98,020	100.0	478,020	100.0	Dec. 31
”	Woori F&I Eleventh Asset Securitization Specialty (*3)	181,060	100.0	—	—	Dec. 31
”	Woori F&I Thirteenth Asset Securitization Specialty (*3)	477,443	94.6	—	—	Dec. 31
”	Woori SB Tenth Asset Securitization Specialty	410,711	50.0 +1 share	410,711	50.0 +1 share	Dec. 31
”	WR Investment America LLC (*5)	25,000,000	100.0	—	—	Dec. 31(*12)
Woori Investment Securities Co., Ltd.	Woori Futures Co., Ltd.	5,000,000	100.0	5,000,000	100.0	Dec. 31
”	Woori Investment Securities (H.K.) Ltd.	22,500,000	100.0	22,500,000	100.0	Dec. 31 (*12)
”	LG Investments Holding B.V. (Amsterdam) GG	1,642,398,242	100.0	1,642,398,242	100.0	Dec. 31 (*12)
”	MARS First Private Equity Fund	18,000,000	52.9	18,000,000	52.9	Dec. 31 (*12)
”	MARS Second Private Equity Fund (*6)	25,066,666,670	8.9	25,066,666,670	8.9	Dec. 31 (*12)
”	Connacht Capital Market Investment	15,000,000	100.0	15,000,000	100.0	Dec. 31 (*12)
”	Woori Investment Asia Pte. Ltd.	50,000,000	100.0	50,000,000	100.0	Dec. 31 (*12)
”	Woori Absolute Global Opportunity Fund (*1)	44,700	100.0	35,000	100.0	Dec. 31 (*12)
	Woori Absolute Return Investment Strategies Fund (*7)	30,000	100.0	—	—	Dec. 31 (*12)
	Woori CBV Securities Corporation (*3) (*8)	6,615,000	49.0	—	—	Dec. 31 (*12)
Woori, Kyongnam & Kwangju Bank, Woori Investment Securities, Woori F&I & Woori PE	Woori Private Equity Fund (*9)	141,372	61.0	149,937	61.0	Dec. 31
Woori Private Equity Fund	Kumho Investment Bank	74,550,000	41.4	74,550,000	41.4	Dec. 31
”	Woori Renaissance Holdings	1,260	51.6	1,260	51.6	Dec. 31
”	Phoenix Digital Tech Co., Ltd. (*10)	—	—	500,000	50.0	Dec. 31 (*12)
”	Woori BK Co., Ltd. (*4)	—	—	1,000	100.0	Dec. 31 (*12)
Woori Private Equity Fund & Kumho Investment Bank	Sahn Eagles LLC (*3)	52,523,601	65.6	—	—	Sep. 30
Woori Renaissance Holdings	UP Chemical Co., Ltd. (*11)	451,971	65.1	582,371	70.0	Dec. 31 (*12)

(*1)	The investee increased its capital in cash. As a result, the number of shares owned increased.

(*2)	The investee decreased its capital in cash. As a result, the number of shares owned decreased.

(*3)	In accordance with the Act on External Audit of Stock Companies, the Company has consolidated the investee since January 1, 2010 as total assets of the investee exceeded ~~W~~10 billion as of December 31, 2009.

(*4)	In accordance with the Act on External Audit of Stock Companies, the Company has excluded the investee from the consolidation scope and accounted for using the equity method since January 1, 2010 as total assets of the investee fell below ~~W~~10 billion as of December 31, 2009.

(*5)	WR Investment America LLC was incorporated by Woori F&I. In accordance with the Act on External Audit of Stock Companies, the investee has been consolidated since total capital stock as of its incorporation exceeded ~~W~~10 billion.

(*6)	As a General Partner of investee’s company, Woori Investment Securities Co., Ltd. has a right to make investment decisions while it holds less than 50% equity of Mars 2nd Private Equity Fund. Therefore, it has been consolidated.

(*7)	Woori Absolute Return Investment Strategies Fund was incorporated by Woori Investment Securities Co., Ltd. In accordance with the Act on External Audit of Stock Companies, the investee has been consolidated since total capital stock as of its incorporation exceeded ~~W~~10 billion.

(*8)	Bien Viet Securities Joint Stock Company changed its name to Woori CBV Securities Corporation for the year ended December 31, 2010.

(*9)	The investee returned a portion of the original capital pursuant to the investment agreement

(*10)	Phoenix Digital Tech Co., Ltd. is excluded from consolidation and accounted for using the equity method since the Company’s ownership in the investee is subject to disposal by the end of calendar year 2011 pursuant to the investment contract.

(*11)	Percentages of ownership decreased due to stock repurchase.

(*12)	The unaudited financial statements as of December 31, 2010 are used for the consolidation.
(3)	General information pertaining to the Company’s subsidiaries
a.	Woori Bank
Woori Bank was established in 1899 and has been engaged in the commercial banking business under the Korean Banking Law, trust business under the Trust Business Law, merchant bank services under the Merchant Bank Act and foreign exchange business with the approval from the Bank of Korea (the “BOK”) and the Ministry of Strategy and Finance (the “MOSF”).. As of December 31, 2010, its issued common stock amounted to ~~W~~ 3,479,783 million consisting of 695,956,580 shares and its issued preferred stock amounted to ~~W~~ 350,000 million consisting of 70,000,000 shares. Woori Bank is wholly owned by the Company. In connection with the injection of public funds, Woori Bank and the KDIC have entered into an Agreement on the Implementation of the Business Plan. The head office of Woori Bank is located in Seoul, Korea. Woori Bank has 904 branches and offices in Korea, and 12 branches and offices overseas.
b.	Kyongnam Bank
Kyongnam Bank was incorporated on April 18, 1970 and has been engaged in the commercial banking business under the Korean Banking Law, trust business under the Trust Business Law and foreign exchange business with the approval from the BOK and the MOSF. As of December 31, 2010, Kyongnam Bank’s common stock amounted to ~~W~~ 290,250 million consisting of 58,050,037 shares of common stock issued and outstanding of which the Company owns 99.9% ownership. In connection with the injection of public funds, Kyongnam Bank and the KDIC have entered into an Agreement on the Implementation of the Business Plan. The head office of Kyongnam Bank is located in Masan, Korea. Kyongnam Bank has 148 branches and offices in Korea.

c.	Kwangju Bank
Kwangju Bank was established on October 7, 1968 and has been engaged in the commercial banking business under the Korean Banking Law, trust business under the Trust Business Law and foreign exchange business with the approval from the BOK and the MOSF. As of December 31, 2010, its common stock amounted to ~~W~~ 247,069 million consisting of 49,413,850 common shares issued and outstanding of which the Company owns 99.9% ownership. In connection with the injection of public funds, Kwangju Bank and the KDIC have entered into an Agreement on the Implementation of the Business Plan. Kwangju Bank’s head office is located in Kwangju, Korea. Kwangju Bank has 139 domestic branches and offices in Korea.
d.	Woori Finance Information System Co., Ltd.
Woori Finance Information System Co., Ltd. (“WFIS”) was established on April 17, 1989 and has been engaged in the business of installing computerized financial systems. On September 29, 2001, the Company purchased all of the common stock of WFIS from Woori Bank in accordance with the group’s functional restructuring, making WFIS a subsidiary of the Company. As of December 31, 2010, its common stock amounted to ~~W~~ 4,500 million consisting of 900,000 shares issued and outstanding, all of which are owned by the Company. The office of WFIS is located in Seoul, Korea.
e.	Woori F&I Co., Ltd.
Woori F&I Co., Ltd. (“Woori F&I”) was established on November 16, 2001 and has been engaged in the management, operation and disposition of securitization assets. On September 13, 2002, Woori F&I split off the asset management business segment and established Woori AMC Co., Ltd. (formerly Woori SB Asset Management Co., Ltd.). As a result, Woori F&I is engaged in the acquisition and disposition of securities issued by asset securitization specialty corporations, established based on the Act on Asset-Backed Securitization for the purpose of securitiziang non-performing assets, and also engaged in the acquisition and disposition of equity in asset management corporations, which are established for the purpose of the management of non-performing assets. As of December 31, 2010, its common stock amounted to ~~W~~30,000 million consisting of 6,000,000 shares issued and outstanding, all of which are owned by the Company. The office of Woori F&I is located in Seoul, Korea.
f.	Woori Investment Securities Co., Ltd.
Woori Investment Securities Co., Ltd. (“Woori Investment Securities“or formerly, “LG securities”), whose shares are listed on the Korea Exchange, was established in 1969 to engage in trading, agency, brokerage and underwriting of securities. Woori Investment Securities became a subsidiary of the Company on December 24, 2004 as the Company acquired 26.92% of voting rights of LG Securities and was able to govern its management. LG Securities merged with Woori Securities on March 31, 2005 and changed its name to Woori Investment Securities. As of December 31, 2010, its issued common stock amounted to ~~W~~687,445 million consisting of 132,513,863 shares and preferred stock amounted to ~~W~~99,355 million consisting of 18,870,968 shares issued and outstanding, of which the Company owns 35.0% ownership. The head office of Woori Investment Securities is located in Seoul, Korea. Woori Investment Securities has 122 branches and offices in Korea and 5 overseas offices.

g.	Woori Asset Management Co., Ltd.
Woori Asset Management Co., Ltd. (“Woori Asset Management” or formerly, “Woori Credit Suisse Asset Management Co., Ltd”) established on March 26, 1988, has been engaged in securities investment trust management, investment advisory and mutual fund management. As the Company acquired 90% ownership interest of LG Investment Trust Management from Woori Investment Securities, it became a subsidiary of the Company on May 6, 2005. On May 31, 2005, LG Investment Trust Management merged with Woori Investment Trust Management and changed its name to Woori Asset Management Co., Ltd. On May 30, 2006, the Company sold 1,998,600 shares (30%) of Woori Asset Management to Credit Suisse and gain of ~~W~~34,604 million on the disposal of ownership interest in Woori CS was recorded in accumulated other comprehensive income and subsequently, Woori Asset Management changed its name to Woori CS. In addition, at the directors’ meeting on May 13, 2009 terminated the shareholders’ agreement between Woori Finance Holdings CO., Ltd and Credit Suisse Asset Management International Holding. Accordingly, the company changed its name from Woori Credit Suisse Asset Management Co., Ltd to Woori Asset Management. Woori Finances Holdings Co., Ltd acquired 1,998,600 shares (30%) from Credit Suisse Asset Management International Holding on October 28, 2009.
As of December 31, 2010, the number of issued and outstanding common shares and contributed capital of Woori Asset Management are 6,662,000 shares and ~~W~~33,310 million, respectively, of which the Company owns 100%. The head office of Woori Asset Management is located in Seoul, Korea.
h.	Woori Private Equity Co., Ltd.
Woori Private Equity Co., Ltd. (“Woori PE”), established on October 24, 2005, has been engaged in direct investment in private equity funds or investment advisory and management services. As of December 31, 2010, its common stock amounted to ~~W~~20,000 million consisting of 4,000,000 shares issued and outstanding, all of which are owned by the Company. The office of Woori PE is located in Seoul, Korea.
i.	Woori Financial Co., Ltd.
Woori Financial Co., Ltd. (“Woori Financial” or formerly, “Hanmi Capital” ), established on September 1989, has been engaged in lease, installment and factoring business. On September 14, 2007, the Company acquired 8,499,955 shares of Hanmi Capital at ~~W~~271,149 million. On October 26, 2007, Hanmi Capital changed its name to Woori Financial. As of December 31, 2010, the number of issued and outstanding common shares is 16,963,128 shares and contributed capital of Woori Financial amounts to ~~W~~84,816 million, of which the Company owns 52.5%. The office of Woori Financial is located in Suwon, Korea and Woori Financial has 15 branches in Korea.
j.	Woori Aviva Life Insurance Co., Ltd.
Woori Aviva Life Insurance Co., Ltd. (“Woori Aviva“or formerly, “LIG Life Insurance”,), established on March 4, 1988, has been engaged in life insurance and the related reinsurance business. On April 4, 2008, the Company acquired 3,060,000 shares of LIG Life Insurance at ~~W~~75,584 million and LIG Life Insurance changed its corporate name to Woori Aviva. As of December 31, 2010, the number of issued and outstanding common shares and contributed capital of Woori Aviva are 14,737,739 shares and ~~W~~73,689 million, respectively. The Company owns 51.6% of Woori Aviva’s outstanding common shares as of December 31, 2010. The office of Woori Aviva is located in Busan, Korea and Woori Aviva has 44 branches in Korea.

(4)	General information pertaining to the Company’s 2nd -tier subsidiaries
a.	Woori Credit Information Co., Ltd.
Woori Credit Information Co., Ltd. (“Woori CI”) was established on March 15, 1991 and has been engaged in the credit investigation and collection business under the Act on Use and Protection of Credit Information in the Republic of Korea. As of December 31, 2010, the common stock of Woori CI amounted to ~~W~~ 5,040 million consisting of 1,008,000 shares issued and outstanding, which is wholly owned by Woori Bank. The head office of Woori CI is located in Seoul, Korea. Woori CI has 16 branches and offices in Korea.
b.	Woori America Bank
Woori America Bank (“Woori America”) was established on January 7, 1984 and has been engaged in the banking business in New York, U.S.A. Woori America merged with Panasia Bank N.A. on September 11, 2003. As of December 31, 2010, its common stock amounted to US$70,000 thousand consisting of 24,500,000 shares issued and outstanding, and is wholly owned by Woori Bank.
c.	PT. Bank Woori Indonesia
PT.	Bank Woori Indonesia (“Woori Indonesia”) was established on June 18, 1992 and has been engaged in the banking business in Indonesia. As of December 31, 2010, its common stock amounted to IDR 170,000 million consisting of 1,700 shares issued and outstanding of which Woori Bank owns 95.2% ownership.
d.	Woori AMC Co.,Ltd.
Woori AMC CO.,Ltd.( “Woori AMC“or formerly, “Woori SB Asset Management Co.,Ltd.”) was established as an asset management company to specialize in asset securitization pursuant to the Act on Asset-Backed Securitization on September 14, 2002. Woori AMC has been engaged in the management, operation and disposition of securitization assets. On February 23, 2006, Woori F&I Co., Ltd. sold 392,000 shares (49%) of Woori CA Asset Management Co., Ltd. (“Woori CA”) and Woori CA changed its name to Woori SB. As of December 31, 2010, Woori AMC’s common stock amounted to ~~W~~ 4,000 million consisting of 800,000 shares issued and Woori F&I owns 100% ownership. The office of Woori AMC is located in Seoul, Korea.
e.	Woori Private Equity Fund
Woori Private Equity Fund (“Woori PEF”) was established on July 6, 2006, based on the Act on Capital Market and Financial Investment Business and has been engaged in investments involving private funding and intends to offer investment returns to investors by enhancing the investees’ value by participating in investees’ management and restructuring. As of December 31, 2010, the common stock of Woori PEF amounted to ~~W~~ 231,629 million consisting of 231,629 shares of which the Company’s subsidiaries own 61.0% of Woori PEF. Woori PE serves as a managing partner. The office of Woori PEF is located in Seoul, Korea.

f.	The information of other 2nd — tier subsidiaries as of December 31, 2010 is as follows (Korean won and VND in millions and U.S. dollar, EURO, HKD, CNY and RUB in thousands):

	Main			Number of	Date of
Subsidiaries	business	Capital		issued shares	Establishment	Location
Woori Global Market Asia Limited	Financial business	HKD	39,000	39,000,000	2006.08.23	Hong Kong, China
Woori Bank (China) Limited	Banking	CNY	2,400,000	—	2007.10.26	Beijing, China
ZAO Woori Bank	Banking	RUB	500,000	20,000,000	2007.11.22	Moscow, Russia
Woori F&I Sixth Asset Securitization Specialty	Asset Securitization	~~W~~	494	98,780	2007.12.12	Seoul, Korea
Woori F&I Seventh Asset Securitization Specialty	AssetSecuritization	~~W~~	527	105,300	2007.12.12	Seoul, Korea
Woori F&I Tenth Asset Securitization Specialty	AssetSecuritization	~~W~~	2,390	478,020	2009.03.10	Seoul, Korea
Woori F&I Eleventh Asset Securitization Specialty	AssetSecuritization	~~W~~	9,053	181,060	2009.06.02	Seoul, Korea
Woori F&I Thirteenth Asset Securitization Specialty	AssetSecuritization	~~W~~	2,390	478,020	2009.03.10	Seoul, Korea
Woori SB Tenth Asset Securitization Specialty	AssetSecuritization	~~W~~	4,107	821,421	2008.06.27	Seoul, Korea
WR Investment America LLC	Administration of NPL	USD	25,000	25,000,000	2010.12.17	California, USA
Woori Futures Co., Ltd.	Futures trading	~~W~~	25,000	5,000,000	1992.07.10	Seoul, Korea
Woori Investment Securities (H.K.) Ltd.	Securities	USD	22,500	22,500,000	1995.03.06	Hong Kong, China
LG Investment Holding B.V. (Amsterdam) GG	Securities investments	EURO	16,424	1,642,398,242	1996.10.18	Amsterdam, Holland
MARS First Private Equity Fund	Other financial business	~~W~~	34,000	34,000,000	2005.01.26	Seoul, Korea
MARS Second Private Equity Fund	Other financial business	~~W~~	282,000	282,000,000,000	2007.02.08	Seoul, Korea
Connacht Capital Market Investment	Securities investments	USD	150	15,000,000	1996.05.08	Malaysia
Woori Investment Asia Pte. Ltd.	Investments	USD	50,000	50,000,000	2007.09.20	Singapore
Woori Absolute Global Opportunity Fund	Securities investments	USD	35,000	35,000	2008.07.21	Caymon Island
Woori Absolute Return Investment Strategies Fund	Hedge fund investments	USD	30,000	30,000	2010.05.20	Caymon Island
Woori CBV Securities Corporation	Securities	VND	135,000	13,500,000	2009.09.30	Hanoi, Vietnam
Kumho Investment Bank	Credit financial business	~~W~~	89,951	179,902,850	1974.06.29	Kwangju, Korea
Woori Renaissance Holdings	Other financial business	~~W~~	24	2,440	2008.03.31	Seoul, Korea
Sahn Eagles LLC	Other financial business	USD	80,000	80,000	2009.05.26	New York, USA
UP Chemical Co.,Ltd.	Manufacturing	~~W~~	4,160	831,934	1998.08.13	Seoul, Korea

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Financial Statement Presentation
The Company maintains its official accounting records in Korean won and prepares statutory non-consolidated financial statements in the Korean language (Hangul) in conformity with the accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying financial statements have been restructured and translated into English with certain expanded descriptions from the Korean language financial statements. Certain information included in the Korean language financial statements, but not required for a fair presentation of the Company’s financial position, results of operations, changes in shareholders’ equity or cash flows, is not presented in the accompanying financial statements.
The accompanying financial statements are stated in Korean won, the currency of the country in which the Company is incorporated and operates. The translation of Korean won amounts into U.S. dollar amounts is included solely for the convenience of readers outside of the Republic of Korea and has been made at the rate of ~~W~~ 1,138.90 to US$1.00 at December 31, 2010, the Base Rate announced by Seoul Money Brokerage Service, Ltd. Such translations should not be construed as representations that the Korean won amounts could be converted into U.S. dollars at that or any other rate.
The accompanying non-consolidated financial statements were approved by the board of directors on March 2, 2011.
a.	Investment securities accounted for using the equity method of accounting
If the Company owns 20% or more of the voting shares of its investees, either directly or indirectly, the Company is presumed to have significant influence on the investees’ management and accordingly, the investment equity securities in those investees are accounted for using the equity method of accounting. Investment equity securities are initially stated at their acquisition costs including incidental cost incurred in connection with the acquisition of the related securities.
The excess of the acquisition cost over the proportionate net asset value on the acquisition date is amortized using the straight-line method over 20 years or less. The excess of the proportionate net asset value over the acquisition cost arising with respect to identifiable non-monetary assets are recognized as income, as economic benefits embodied therein flow to the acquirer (when the assets are amortized or disposed). The amount of the excess of the proportionate net asset value over the acquisition cost in excess of the fair value of non-monetary assets, which is deemed arising from purchasing monetary assets at lower price, is immediately recognized as a gain.
The Company’s interest in net assets of investees is added to or deducted from the investment securities. The Company’s interest in net income or net loss of investees is reflected in current operations. Changes in retained earnings of the investees are reflected in the retained earning account and changes in capital surplus or other capital accounts of the investees are reflected in the capital adjustment account of the Company.
b.	Allowance for possible loan losses
The Company provides an allowance for possible loan losses based on management’s analysis of the borrowers’ ability to repay and prior bad debt experience. The allowance for possible loan losses is presented as a deduction from loans.
c.	Fixed assets and depreciation
Fixed assets are recorded at acquisition cost, and expenditures that increase future economic benefits beyond its most recently assessed standard of performance are capitalized as additions to fixed assets.
Depreciation is computed using the straight-line method for leasehold improvements and the declining balance method for all other assets based on the estimated useful lives of the assets. The estimated useful life is 5 years for fixed assets.

d.	Intangible assets
Intangible assets are recorded at acquisition cost. Intangible assets are amortized using the straight-line method over the estimated useful life of 5 years.
e.	Amortization of discount on debentures
Discounts on debentures issued are presented as deductions from the debentures. Discounts are accreted over the period from issuance to maturity using the effective interest rate method. Accretion of discounts is recognized as interest expense on the debentures.
f.	Accrued severance benefits
In accordance with the Company’s policy, all employees with more than one year of service are entitled to receive severance benefit payments upon termination. Deposits for severance benefits, which would be directly paid to employees, had been recorded as deductions from accrued severance benefits. In 2007, deposits for severance benefits have been transferred to the pension assets under the defined benefit post-retirement pension plan, which are presented as deductions from accrued severance benefits (Note 8).
g.	Income tax expense and deferred tax asset (liability)
Deferred tax liabilities are generally recognized for all taxable temporary differences with some exceptions. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilized. Income tax expense is determined by adding or deducting the changes in deferred income tax assets or liabilities to or from the total income tax and surtaxes to be paid for the current period. In addition, current tax and deferred tax is charged or credited directly to equity if the tax relates to items that are credited or charged directly to equity in the same or different period.
h.	Accounting policy of consolidated tax return
In accordance with the Korean Corporate Tax Act, the Company and its 100% owned domestic subsidiaries adopted consolidated tax return from the year 2010. The Company recorded the consolidated tax payables on behalf of the subsidiaries and the same amounts were recorded as other receivables to be collected from the subsidiaries.

3. INVESTMENT SECURITIES ACCOUNTED FOR USING THE EQUITY METHOD OF ACCOUNTING
(1)	Changes in investment securities accounted for using the equity method of accounting for the years ended December 31, 2010 and 2009 are as follows (Korean won in millions):

			Gain (loss)		Other				Other
			on valuation using		comprehensive				increase
<2010>	Jan. 1, 2010		the equity method (*1)		income (*1)		Dividends		(decrease)		Dec. 31, 2010
Woori Bank	~~W~~	13,621,824	~~W~~	1,112,707	~~W~~	(268,299)	~~W~~	(286,149)	~~W~~	1,066	~~W~~	14,181,149
Kyongnam Bank (*2)		1,443,661		144,486	1,066			(58,051)		(304)		1,530,858
Kwangju Bank		976,284		105,504	4,029			(18,580)		(304)		1,066,933
WFIS		15,013		2,157	1			—		—		17,171
Woori F&I		166,563		38,005	102			(14,802)		(58)		189,810
Woori Investment Securities		754,782		76,368	3,492			(16,213)		(109)		818,320
Woori Asset Management		67,456		4,768	—			(9,326)		—		62,898
Woori PE		24,246		1,651	115			—		(153)		25,859
Woori Financial		207,346		(21,396)	21			(4,009)		—		181,962
Woori Aviva		72,903		(9,181)	3,194			—		33,389		100,305

	~~W~~	17,350,078	~~W~~	1,455,069	~~W~~	(256,279)	~~W~~	(407,130)	~~W~~	33,527	~~W~~	18,175,265

			Gain (loss)		Other				Other
			on valuation using		comprehensive				increase
<2009>	Jan. 1, 2009		the equity method (*1)		income (*1)		Dividends		(decrease)		Dec. 31, 2009
Woori Bank	~~W~~	11,900,128	~~W~~	952,362	~~W~~	475,591	~~W~~	(2,455)	~~W~~	296,198	~~W~~	13,621,824
Kyongnam Bank		1,245,318		191,438		6,653		—		252		1,443,661
Kwangju Bank		920,938		61,980		(6,886)		—		252		976,284
WFIS		13,076		1,935		2		—		—		15,013
Woori F&I		139,999		24,097		(6,295)		(11,267)		20,029		166,563
Woori 3rd SPC		—		38,328		(8,692)		—		(29,636)		—
Woori Investment Securities		709,114		36,686		34,269		(25,479)		192		754,782
Woori Asset Management		41,296		4,315		—		—		21,845		67,456
Woori PE		12,844		1,320		103		—		9,979		24,246
Woori Financial		228,456		(24,589)		(1,085)		(1,275)		5,839		207,346
Woori Aviva		74,187		(2,498)		1,340		—		(126)		72,903

	~~W~~	15,285,356	~~W~~	1,285,374	~~W~~	495,000	~~W~~	(40,476)	~~W~~	324,824	~~W~~	17,350,078

(*1)	Gross amounts for the years ended December 31, 2010 and 2009.

(*2)	Contingent liabilities related to Kyongnam Bank’s financial incident of ~~W~~128.5 billion, made up of provision for contingent liabilities of ~~W~~81.2 billion and ~~W~~47.3 billion of prior error corrections in non-operating expense, have been recognized.

(2)	The details of other increase (decrease) for the years ended December 31, 2010 and 2009 are as follows (Korean won in millions):

	Capital		Capital		Retained
<2010>	surplus		adjustment		earnings		Acquisition		Total
Woori Bank	~~W~~	240	~~W~~	(1,677)	~~W~~	2,503	~~W~~	—	~~W~~	1,066
Kyongnam Bank		35		(339)		—		—		(304)
Kwangju Bank		35		(339)		—		—		(304)
Woori F&I		17		(75)		—		—		(58)
Woori Investment Securities		998		(1,107)		—		—		(109)
Woori PE		17		(170)		—		—		(153)
Woori Aviva		239		—		—		33,150		33,389

	~~W~~	1,581	~~W~~	(3,707)	~~W~~	2,503	~~W~~	33,150	~~W~~	33,527

							Other
	Capital		Capital		Retained		non-operating		Acquisition/
<2009>	surplus		adjustment		earnings		expenses		Others		Total
Woori Bank	~~W~~	(895)	~~W~~	898	~~W~~	(2,987)	~~W~~	(818)	~~W~~	300,000	~~W~~	296,198
Kyongnam Bank		71		181		—	—			—		252
Kwangju Bank		71		181		—	—			—		252
Woori F&I		34		(5)		—	—			20,000		20,029
Woori 3rd SPC		—		—		—	—			(29,636)		(29,636)
Woori Investment Securities		(13)		205		—	—			—		192
Woori Asset Management		(26,005)		—						47,850		21,845
Woori PE		34		(55)		—	—			10,000		9,979
Woori Financial		217		1,613		—	—			4,009		5,839
Woori Aviva		—		—		—	—			(126)		(126)

	~~W~~	(26,486)	~~W~~	3,018	~~W~~	(2,987)	~~W~~	(818)	~~W~~	352,097	~~W~~	324,824

(3)	The details of changes in the difference between the acquisition cost and the proportionate net asset value on the acquisition date for the years ended December 31, 2010 and 2009 are as follows (Korean won in millions):

<2010>	Jan. 1, 2010		Acquisition		Amortization		Dec. 31, 2010
Woori F&I	~~W~~	56	~~W~~	—	~~W~~	4	~~W~~	52
Woori Investment Securities		(2,223)		—		(155)		(2,068)
Woori Financial		105,684		—		38,431		67,253
Woori Aviva		23,633		—		7,272		16,361

	~~W~~	127,150	~~W~~	—	~~W~~	45,552	~~W~~	81,598

<2009>	Jan. 1, 2009		Acquisition		Amortization		Dec. 31, 2009
Woori F&I	~~W~~	61	~~W~~	—	~~W~~	5	~~W~~	56
Woori Investment Securities		(2,245)		—		(22)		(2,223)
Woori Financial		144,114		—		38,430		105,684
Woori Aviva		31,058		(126)		7,299		23,633

	~~W~~	172,988	~~W~~	(126)	~~W~~	45,712	~~W~~	127,150

(4)	The details of unrealized gain (loss) from transactions among subsidiaries for the year ended December 31, 2010 are as follows (Korean won in millions):

	Jan. 1, 2010		Realized		Incurred		Dec. 31, 2010
Woori Bank	~~W~~	4,175	~~W~~	6,262	~~W~~	(3,010)	~~W~~	7,427
Kyongnam Bank		360		1,552		(833)		1,079
Kwangju Bank		2,365		575		—		2,940
WFIS		3,642		2		—		3,644
Woori F&I		200		(199)		—		1
Woori Investment Securities		(122)		30		—		(92)
Woori Financial		424		(730)		—		(306)

	~~W~~	11,044	~~W~~	7,492	~~W~~	(3,843)	~~W~~	14,693

(5)	The market values of Woori Investment Securities and Woori Financial are ~~W~~1,093,270 million (~~W~~23,600 per share) and ~~W~~122,059 million (~~W~~13,700 per share), respectively, as of December 31, 2010.
4. LOANS AND ALLOWANCE FOR POSSIBLE LOAN LOSSES
Loans as of December 31, 2010 and 2009 are as follows (Korean won in millions):

			Annual
	Issuance	Maturity	interest
	date	date	rate (%)	2010		2009
Woori Financial	Nov. 3, 2008	Oct. 19, 2010	5.47	~~W~~	—	~~W~~	30,000
”	Dec. 26, 2008	Oct. 19, 2011	4.99		1,000		70,000
Woori F&I	Mar. 27, 2009	Mar. 27, 2012	6.80		—		40,000

					1,000		140,000
Allowance for possible loan losses					(5)		(700)

				~~W~~	995	~~W~~	139,300

5. FIXED ASSETS
(1)	Changes in fixed assets for the years ended December 31, 2010 and 2009 are as follows (Korean won in millions):

<2010>	Jan. 1, 2010		Acquisition		Disposition		Depreciation		Dec. 31, 2010
Furniture and equipment	~~W~~	256	~~W~~	123	~~W~~	—	~~W~~	123	~~W~~	256
Leasehold improvements		132		49		—		44		137
Others		27		—		—		—		27

	~~W~~	415	~~W~~	172	~~W~~	—	~~W~~	167	~~W~~	420

<2009>	Jan. 1, 2009		Acquisition		Disposition		Depreciation		Dec. 31, 2009
Furniture and equipment	~~W~~	384	~~W~~	55	~~W~~	—	~~W~~	183	~~W~~	256
Leasehold improvements		155		19		—		42		132
Others		27		—		—		—		27

	~~W~~	566	~~W~~	74	~~W~~	—	~~W~~	225	~~W~~	415

6. INTANGIBLE ASSETS
(1)	Changes in intangible assets for the years ended December 31, 2010 and 2009 are as follows (Korean won in millions):

<2010>	Jan. 1, 2010		Acquisition		Amortization		Jun. 30, 2010
Software	~~W~~	2	~~W~~	—	~~W~~	1	~~W~~	1
Industrial property rights		6		19		7		18

	~~W~~	8	~~W~~	19	~~W~~	8	~~W~~	19

<2009>	Jan. 1, 2009		Acquisition		Amortization		Dec. 31, 2009
Software	~~W~~	3	~~W~~	—	~~W~~	1	~~W~~	2
Industrial property rights		11		—		5		6

	~~W~~	14	~~W~~	—	~~W~~	6	~~W~~	8

As of December 31, 2010 and 2009, accumulated amortization of software amounted to ~~W~~36 million and ~~W~~35 million, respectively, and accumulated amortization of industrial property rights amounted to ~~W~~90 million and ~~W~~82 million, respectively.
7. OTHER ASSETS
Other assets as of December 31, 2010 and 2009 are as follows (Korean won in millions):

	2010		2009
Deposits refundable (Note 17)	~~W~~	32,542	~~W~~	31,645
Other receivables (Note 17)		124,491		81
Accrued income (Note 17)		40		12
Prepaid expenses		295		322
Advance payments		1,435		—
Intangible assets (Note 6)		19		8

	~~W~~	158,822	~~W~~	32,068

8. BORROWINGS AND DEBENTURES
(1)	Borrowings in local currency as of December 31, 2010 and 2009 are as follows (Korean won in millions):

	Annual interest
Lender	rate (%)	Maturity	Line of credit		2010		2009
Hana Bank	CD(3M)+2.5	Jul. 14, 2011	~~W~~	100,000	~~W~~	—	~~W~~	50,000
Kookmin Bank	5.3	Nov. 30, 2011		150,000		—		10,000

			~~W~~	250,000	~~W~~	—	~~W~~	60,000

(2)	Debentures in local currency as of December 31, 2010 and 2009 are as follows (Korean won in millions):

		Annual
	Issuance	interest
	date	rate (%)	Maturity	2010		2009
The 15th bonds	Jun. 21, 2005	4.31	Jun. 21, 2010	~~W~~	—	~~W~~	250,000
The 18-1st bonds	Aug. 30, 2007	5.71	Aug. 30, 2010		—		250,000
The 18-2nd bonds	Aug. 30, 2007	5.79	Aug. 30, 2012		250,000		250,000
The 19-1st bonds	Dec. 6, 2007	6.63	Dec. 6, 2010		—		130,000
The 19-2nd bonds	Dec. 6, 2007	6.63	Dec. 6, 2012		140,000		140,000
The 20-1st bonds	Apr. 14, 2008	5.67	Apr. 14, 2011		160,000		160,000
The 20-2nd bonds	Apr. 14, 2008	5.72	Apr. 14, 2013		170,000		170,000
The 21st bonds	Jun. 24, 2008	6.55	Jun. 24, 2011		200,000		200,000
The 22-1st bonds	Sep. 25, 2008	7.24	Sep. 25, 2010		—		50,000
The 22-2nd bonds	Sep. 25, 2008	7.28	Sep. 25, 2011		250,000		250,000
The 23-1rd bonds	Dec. 9, 2008	7.96	Dec. 9, 2010		—		210,000
The 23-2nd bonds	Dec. 9, 2008	8.13	Dec. 9, 2011		530,000		530,000
The 23-3rd bonds	Dec. 9, 2008	8.19	Dec. 9, 2013		60,000		60,000
The 25-1st bonds	Mar. 24, 2009	5.24	Mar. 24, 2011		50,000		50,000
The 25-2nd bonds	Mar. 24, 2009	5.39	Mar. 24, 2012		100,000		100,000
The 25-3rd bonds	Mar. 24, 2009	5.70	Mar. 24, 2014		150,000		150,000
The 26th bonds	Mar. 31, 2009	6.36	Jan. 1, 2015		300,000		300,000
The 27-1st bonds	Jun. 15, 2009	5.43	Jun. 15, 2012		220,000		220,000
The 27-2nd bonds	Jun. 15, 2009	5.94	Jun. 15, 2014		80,000		80,000
The 28-1st bonds	Nov. 13, 2009	5.21	Nov. 13, 2012		60,000		60,000
The 28-2nd bonds	Nov. 13, 2009	5.43	Nov. 13, 2013		140,000		140,000
The 29-1st bonds	May. 20, 2010	4.45	May. 20, 2013		30,000		—
The 29-2nd bonds	May. 20, 2010	5.11	May. 20, 2015		220,000		—
The 30-1st bonds	Aug. 3, 2010	4.51	Aug. 3, 2013		50,000		—
The 30-2nd bonds	Aug. 3, 2010	4.97	Aug. 3, 2015		250,000		—
The 31-1st bonds	Nov. 9, 2010	3.98	Nov. 9, 2013		100,000		—
The 31-2nd bonds	Nov. 9, 2010	4.32	Nov. 9, 2014		150,000		—

					3,660,000		3,750,000
Less: discounts					(5,157)		(5,844)

				~~W~~	3,654,843	~~W~~	3,744,156

(*)	All debentures above are paid in full at maturity.

9. ACCRUED SEVERANCE BENEFITS
Employees and directors with more than one year of service are entitled to receive a lump-sum payment upon termination of their service with the Company. The accrued severance benefits that would be payable assuming all eligible employees and directors were to terminate amounted to ~~W~~3,728 million and ~~W~~2,175 million as of December 31, 2010 and 2009, respectively.
The details of changes in the accrued severance benefits for the years ended December 31, 2010 and 2009 are as follows (Korean won in millions):

	2010		2009
Beginning balance	~~W~~	2,175	~~W~~	1,985
Provision for severance benefits (Note 14)		1,145		965
Retirement benefits succession		1,010		18
Retirement benefits payment		(602)		(793)

Ending balance	~~W~~	3,728	~~W~~	2,175

As of December 31, 2010 and 2009, the Company has enrolled in the post-retirement pension plan and made deposits at Woori Bank and the deposits amounting to ~~W~~3,678 million and ~~W~~1,414 million, respectively, are presented as a deduction from accrued severance benefits. As of December 31, 2010, the post-retirement pension plan deposits consist of beneficiary certificates and time deposits amounting to ~~W~~ 107 million and ~~W~~ 3,571 million, respectively.
10. OTHER LIABILITIES
Other liabilities as of December 31, 2010 and 2009 are as follows (Korean won in millions):

	2010		2009
Accrued severance benefits (Note 9)	~~W~~	3,728	~~W~~	2,175

Post-retirement pension plan deposits (Notes 9 and 17)		(3,678)		(1,414)
Other payables (Note 17)		2,102		758
Accrued expenses		21,701		18,070
Income tax payable (Notes 2 and 12)		124,078		—
Deferred income tax liabilities (Note 12)		57,347		—
Withholdings		2,013		461

	~~W~~	207,291	~~W~~	20,050

11. SHAREHOLDERS’ EQUITY
(1)	The authorized and issued shares of common stock as of December 31, 2010 and 2009 are as follows:

	2010		2009
Authorized shares of common stock		2,400,000,000		2,400,000,000
Par value	~~W~~	5,000	~~W~~	5,000
Issued shares of common stock		806,015,340		806,015,340

(2)	The changes in the capital stock of the Company for the period from its incorporation to December 31, 2010 are as follows (Korean won in millions):

					Paid-in capital
		Number of			in excess of
Date	Description	shares issued	Capital stock		par value
2001.3.27	Establishment	727,458,609	~~W~~	3,637,293	~~W~~	—
2002.6.12	Issuance of new shares	36,000,000		180,000		58,645
In 2002	Exercise of warrants	4,356,188		21,781		—

2002.12.31		767,814,797		3,839,074		58,645

In 2003	Exercise of warrants	7,690,113		38,451		(574)

2003.12.31		775,504,910		3,877,525		58,071

In 2004	Issuance of new shares	8,571,262		42,856		14,126
	Exercise of convertible bonds	12,379,386		61,897		12,118

2004.12.31		796,455,558		3,982,278		84,315

In 2005	Exercise of convertible bonds	9,559,782		47,799		24,710
	Acquisition of common shares
	of Woori Asset Management	—		—		(24,537)

2006.12.31		806,015,340		4,030,077		84,488

2010.12.31		806,015,340	~~W~~	4,030,077	~~W~~	84,488

(3)	Pursuant to Article 53 of the Financial Holding Company Act, legal reserves are appropriated at no less than one tenth of net income until reaching an amount equal to the Company’s contributed capital, whenever dividends are declared.

(4)	The Company held 2,561 shares and 2,560 shares of treasury stock as of December 31, 2010 and 2009, respectively.

(5)	The changes in retained earnings from December 31, 2009 to December 31, 2010 are as follows (Korean won in millions):

	2010
Balance — December 31, 2009	~~W~~	1,023,886

Appropriations:
Dividend		(80,601)
Legal reserve		(102,603)
Voluntary reserve		(840,000)
Increase by using the equity method of accounting		2,503
Net income for the year ended December 31, 2010		1,194,979

Balance — December 31, 2010	~~W~~	1,198,164

(6)	Dividend to net income ratio for the years ended December 31, 2010 and 2009 are as follows:

	2010		2009
The number of issued shares		806,015,340		806,015,340
The number of treasury stock		2,561		2,560
Shares subject to dividend		806,012,779		806,012,780

Dividend per share	~~W~~	250	~~W~~	100
Par value	~~W~~	5,000	~~W~~	5,000
Dividend ratio per share		5.0%		2.0%

Gross dividend	~~W~~201,503 million		~~W~~80,601 million
Net income	~~W~~1,194,979 million		~~W~~1,026,024 million
Dividend to net income ratio		16.9%		7.9%

12. INCOME TAX EXPENSE
(1)	Components of income tax expense for the year ended December 31, 2010 are as follows (Korean won in millions):

Description	2010
Income tax currently payable	~~W~~	—
Changes in deferred income taxes due to temporary differences (*1)		57,347
Deferred income tax directly reflected to equity		(40,586)

Income tax expense	~~W~~	16,761

(*1) Deferred income tax liabilities at the end of year	~~W~~	57,347
Deferred income tax liabilities at the beginning of year		—

Changes in deferred income taxes due to temporary differences	~~W~~	57,347

(2)	A reconciliation between income before income tax and taxable income for the year ended December 31, 2010 is as follows (Korean won in millions):

Description	2010
Income before income tax	~~W~~	1,211,740
Tax calculated at the statutory tax rate of 24.2%		293,217
Tax effect on reconciling items:
Non-taxable income of ~~W~~320,853		(71,266)
Non-deductible expenses of ~~W~~39,471		11,613
Changes in realizability of temporary differences		11,509
Non-recognition of deferred income taxes from temporary Differences		(223,930)
Other		(4,382)

Income tax expense	~~W~~	16,761

Effective tax rate		1.4%

(3)	Changes in the cumulative temporary differences and tax loss carryforwards for the years ended December 31, 2010 and 2009 are as follows (Korean won in millions):

<2010>	Jan. 1, 2010		Decrease (*1)		Increase (*1)		Dec. 31, 2010
Investment securities (*2)	~~W~~	(7,536,753)	~~W~~	(288,318)	~~W~~	(1,488,150)	~~W~~	(8,736,585)
Accrued expenses		2,043		2,043		3,673		3,673
Accrued severance benefits		1,523		66		1,153		2,610
Post-retirement pension plan deposits		(1,414)		(66)		(1,262)		(2,610)
Depreciation		7		2		2		7
Other comprehensive income change due to the equity method of accounting		(1,390,564)		(409,374)		(1,580)		(982,770)
Tax loss carryforwards		508,146		266,416		—		241,730

Total	~~W~~	(8,417,012)	~~W~~	(429,231)	~~W~~	(1,486,164)	~~W~~	(9,473,945)

Unrecognized amount (*3)		(8,417,012)						(9,132,674)
Recognized amount		—						(341,271)

Deferred tax assets (liabilities)	~~W~~	—					~~W~~	(57,347)

(*1)	Reflected the additional adjustments based on the reported tax return and tax investigation.

(*2)	Based on the assumption that the temporary differences in securities accounted for using the equity method of accounting would be realized by dividends.

(*3)	Deferred tax liabilities for the temporary difference in relation to investment securities accounted for using equity method of ~~W~~9,132,674 million were not recognized since the Company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Additionally, deferred tax assets for tax loss carryforwards of ~~W~~241,730 million were not recognized due to uncertainty of utilizing such tax loss carryforwards.

<2009>	Jan. 1, 2009		Decrease (*1)		Increase (*1)		Dec. 31, 2009
Investment securities (*2)	~~W~~	(6,334,148)	~~W~~	(70,710)	~~W~~	(1,273,315)	~~W~~	(7,536,753)
Accrued expenses		1,820		1,820		2,043		2,043
Accrued severance benefits		1,374		229		378		1,523
Post-retirement pension plan deposits		(1,209)		(229)		(434)		(1,414)
Depreciation		10		4		1		7
Dividend receivable		39,390		39,390		—		—
Other comprehensive income change due to the equity method of accounting		(910,340)		—		(480,224)		(1,390,564)
Gain on disposal of investments using the equity method		34,604		34,604		—		—
Others		2		2		—		—
Carry-forwarded tax loss		303,186		22,414		227,374		508,146

Total	~~W~~	(6,865,311)	~~W~~	27,524	~~W~~	(1,524,177)	~~W~~	(8,417,012)

Unrecognized amount (*3)		(6,865,311)						(8,417,012)

Recognized amount	~~W~~	—					~~W~~	—

(*1)	Reflected the additional adjustments based on the reported tax return and tax investigation.

(*2)	Based on the assumption that the temporary differences in securities accounted for using the equity method of accounting would be realized by dividends.

(*3)	Unless the Company sells or liquidates subsidiaries or affiliates, no income tax payments were expected under the Korean Corporate Tax Act. As the Company does not expect income tax payments, no deferred tax assets or liabilities were recorded in the financial statements.
(4)	Details of deferred tax directly reflected in equity for the year ended December 31, 2010 is as follows:

Description	Before tax		Tax effect		After tax
Other capital surplus	~~W~~	96,580	~~W~~	(22,460)	~~W~~	74,120
Capital adjustments of equity method		(57,889)		(6,681)		(64,570)
Valuation using the equity method		963,094		(11,445)		951,949

	~~W~~	1,001,785	~~W~~	(40,586)	~~W~~	961,199

(5)	Remaining tax loss carry forwards and their expirations are as follows (Korean won in millions):

Year incurred	Amount (*1)		Utilized		Expiration		Remaining		Expiration Date
2005	~~W~~	56,965	~~W~~	—	~~W~~	—	~~W~~	56,965	Dec. 31, 2010
2008		12,562		—		—		12,562	Dec. 31, 2013
2009		172,203		—		—		172,203	Dec. 31, 2019

	~~W~~	241,730	~~W~~	—	~~W~~	—	~~W~~	241,730

(*1)	Reflected the additional adjustments based on the reported tax return and tax investigation.
(6)	The Company recorded the consolidated tax payables and other receivables amounting to ~~W~~124,078 millions on behalf of the subsidiaries.

13. STATEMENTS OF CASH FLOWS
The significant transactions without cash flows for the years ended December 31, 2010 and 2009 are as follows (Korean won in millions):

Transactions	2010		2009
Changes in other capital surplus for the equity method of accounting	~~W~~	1,581	~~W~~	(26,486)
Changes in capital adjustments for the equity method of accounting		(3,707)		3,018
Changes in other comprehensive income for the equity method of accounting		(256,279)		495,000
Changes in retained earnings for the equity method of accounting		2,503		(2,987)
Increase in deferred income tax liabilities reflected to equity		40,586		—
14. GENERAL AND ADMINISTRATIVE EXPENSES
General and administrative expenses for the years ended December 31, 2010 and 2009 are summarized as follows (Korean won in millions):

	2010		2009
Salaries, wages and bonuses (Notes 17 and 22)	~~W~~	17,530	~~W~~	14,537
Provision for severance benefits (Notes 9, 17 and 22)		1,145		965
Fringe benefits (Note 22)		2,087		1,625
Rent (Notes 17 and 22)		1,090		1,076
Entertainment		1,065		913
Depreciation (Notes 5 and 22)		167		225
Amortization (Notes 6 and 22)		8		6
Taxes and dues (Note 22)		191		83
Advertising		4,327		196
Travel		814		494
Telecommunications		220		194
Service fees (Note 17)		2,964		2,775
Supplies		168		145
Others		2,714		1,846

	~~W~~	34,490	~~W~~	25,080

15. FINANCIAL INFORMATION OF SUBSIDIARIES
(1)	The condensed statements of financial position of subsidiaries as of December 31, 2010 and 2009 are as follows (Korean won in millions):

					Total
<2010>	Total assets		Total liabilities		shareholders’ equity
Woori Bank	~~W~~	228,206,451	~~W~~	214,015,391	~~W~~	14,191,060
Kyongnam Bank		21,855,177		20,324,819		1,530,358
Kwangju Bank		16,518,182		15,454,191		1,063,991
WFIS		220,469		206,943		13,526
Woori F&I		1,062,111		860,181		201,930
Woori Investment Securities		17,488,129		14,703,657		2,784,472
Woori Asset Management		84,259		21,361		62,898
Woori PE		2,146,740		1,795,691		351,049
Woori Financial		2,776,671		2,541,217		235,454
Woori Aviva		2,377,784		2,228,311		149,473

	~~W~~	292,735,973	~~W~~	272,151,762	~~W~~	20,584,211

					Total
<2009>	Total assets		Total liabilities		shareholders’ equity
Woori Bank	~~W~~	226,787,908	~~W~~	213,152,942	~~W~~	13,634,966
Kyongnam Bank		20,508,278		19,064,214		1,444,064
Kwangju Bank		15,906,138		14,932,171		973,967
WFIS		221,876		210,505		11,371
Woori F&I		549,315		368,029		181,286
Woori Investment Securities		16,102,911		13,491,834		2,611,077
Woori Asset Management		89,595		22,138		67,457
Woori PE		2,003,443		1,589,549		413,894
Woori Financial		2,151,217		1,939,811		211,406
Woori Aviva		1,640,793		1,562,663		78,130

	~~W~~	285,961,474	~~W~~	266,333,856	~~W~~	19,627,618

(2)	The condensed statements of operations of subsidiaries for the years ended December 31, 2010 and 2009 are as follows (Korean won in millions):

							Income (loss)
	Operating		Operating		Operating		before
<2010>	Revenue		expenses		income (loss)		income tax		Net income
Woori Bank	~~W~~	26,146,281	~~W~~	24,743,394	~~W~~	1,402,887	~~W~~	1,416,789	~~W~~	1,107,785
Kyongnam Bank		1,698,043		1,450,579		247,464		194,355		144,301
Kwangju Bank		1,124,869		976,158		148,711		141,859		105,529
WFIS		283,215		280,537		2,678		2,822		2,155
Woori F&I		99,569		63,316		36,253		45,755		38,207
Woori Investments Securities		4,005,265		3,715,317		289,948		294,796		238,246
Woori Asset Management		35,575		27,983		7,592		6,264		4,768
Woori PE		244,193		306,036		(61,843)		(74,896)		1,704
Woori Financial		286,764		242,695		44,069		41,436		31,642
Woori Aviva		1,185,059		1,183,544		1,515		2,027		1,488

	~~W~~	35,108,833	~~W~~	32,989,559	~~W~~	2,119,274	~~W~~	2,071,207	~~W~~	1,675,825

	Operating		Operating		Operating		Ordinary		Net income
<2009>	revenue		expenses		income (loss)		income (loss)		(loss)
Woori Bank	~~W~~	44,269,463	~~W~~	43,197,914	~~W~~	1,071,549	~~W~~	1,206,618	~~W~~	953,830
Kyongnam Bank		1,835,951		1,579,481		256,470		256,450		193,618
Kwangju Bank		1,229,655		1,142,142		87,513		82,978		62,003
WFIS		281,219		279,288		1,931		1,942		1,416
Woori F&I		72,633		53,583		19,050		26,986		23,996
Woori Investments Securities		5,357,858		5,226,290		131,568		124,686		111,514
Woori Asset Management		39,924		24,041		15,883		10,845		8,462
Woori PE		367,277		324,076		43,201		15,258		1,310
Woori Financial		254,065		220,179		33,886		33,647		25,732
Woori Aviva		797,202		784,308		12,894		14,177		10,476

	~~W~~	54,505,247	~~W~~	52,831,302	~~W~~	1,673,945	~~W~~	1,773,587	~~W~~	1,392,357

(3)	Significant assets and liabilities of the Company and its subsidiaries as of December 31, 2010 and 2009 are summarized as follows (Korean won in millions):
1)	Funding resources

<2010>	Deposits		Borrowings		Debentures		Total
Woori Finance Holdings	~~W~~	—	~~W~~	—	~~W~~	3,654,843	~~W~~	3,654,843
Woori Bank		158,969,618		18,103,288		23,989,424		201,062,330
Kyongnam Bank		14,925,934		2,690,696		1,619,073		19,235,703
Kwangju Bank		11,415,119		2,693,667		770,114		14,878,900
WFIS		—		71,800		—		71,800
Woori F&I		—		461,730		384,338		846,068
Woori Investment Securities		1,357,959		10,948,400		775,391		13,081,750
Woori PE		1,313,945		303,029		57,388		1,674,362
Woori Financial		—		495,380		1,830,461		2,325,841
Woori Aviva		—		33,700		—		33,700

	~~W~~	187,982,575	~~W~~	35,801,690	~~W~~	33,081,032	~~W~~	256,865,297

<2009>	Deposits		Borrowings		Debentures		Total
Woori Finance Holdings	~~W~~	—	~~W~~	60,000	~~W~~	3,744,156	~~W~~	3,804,156
Woori Bank		151,830,534		20,103,010		27,422,953		199,356,497
Kyongnam Bank		13,577,524		2,410,069		1,856,775		17,844,368
Kwangju Bank		11,255,669		1,991,425		1,069,677		14,316,771
WFIS		—		64,100		—		64,100
Woori F&I		—		216,108		144,627		360,735
Woori Investment Securities		1,505,967		9,195,567		1,098,290		11,799,824
Woori PE		1,178,219		249,864		52,665		1,480,748
Woori Financial		—		406,286		1,325,187		1,731,473
Woori Aviva		—		33,700		—		33,700

	~~W~~	179,347,913	~~W~~	34,730,129	~~W~~	36,714,330	~~W~~	250,792,372

2)	Investment

	Cash and due
<2010>	from banks		Securities		Loans		Total
Woori Finance Holdings	~~W~~	65,444	~~W~~	18,175,265	~~W~~	995	~~W~~	18,241,704
Woori Bank		16,096,951		36,882,912		162,193,491		215,173,354
Kyongnam Bank		1,081,605		3,759,108		15,979,377		20,820,090
Kwangju Bank		1,525,771		3,508,320		10,876,404		15,910,495
WFIS		1,440		108		—		1,548
Woori F&I		34,495		139,482		726,201		900,178
Woori Investment Securities		2,820,495		10,610,148		2,636,518		16,067,161
Woori Asset Management		65,419		302		1,305		67,026
Woori PE		267,418		593,917		438,876		1,300,211
Woori Financial		65,416		9,624		2,629,497		2,704,537
Woori Aviva		197,898		1,659,114		192,114		2,049,126

	~~W~~	22,222,352	~~W~~	75,338,300	~~W~~	195,674,778	~~W~~	293,235,430

	Cash and due
<2009>	from banks		Securities		Loans		Total
Woori Finance Holdings	~~W~~	23,267	~~W~~	17,350,078	~~W~~	139,300	~~W~~	17,512,645
Woori Bank		16,423,075		31,278,324		167,148,670		214,850,069
Kyongnam Bank		905,625		3,329,979		15,034,331		19,269,935
Kwangju Bank		1,235,796		3,288,196		10,765,744		15,289,736
WFIS		245		114		—		359
Woori F&I		16,142		134,177		241,171		391,490
Woori Investment Securities		2,286,537		11,309,191		1,041,399		14,637,127
Woori Asset Management		58,375		13,862		1,169		73,406
Woori PE		217,120		522,295		630,115		1,369,530
Woori Financial		76,260		14,836		1,938,147		2,029,243
Woori Aviva		76,482		1,034,582		176,981		1,288,045

	~~W~~	21,318,924	~~W~~	68,275,634	~~W~~	197,117,027	~~W~~	286,711,585

(4)	Loans subject to allowance for possible loan losses, allowance for possible loan losses and percentage of allowance to loans of each subsidiary as of December 31, 2010 and 2009 are summarized as follows (Korean won in millions):

	Loans subject to
	allowance for				Percentage of
	possible				allowance
<2010>	loan losses		Allowance		to loans (%)
Woori Bank	~~W~~	166,089,370	~~W~~	3,895,879	2.3
Kyongnam Bank		16,228,055		248,678	1.5
Kwangju Bank		11,116,853		240,449	2.2
Woori F&I		736,619		10,418	1.4
Woori Investment Securities		2,758,094		121,576	4.4
Woori Asset Management		1,311		6	0.5
Woori PE		492,241		53,365	10.8
Woori Financial		2,700,253		70,756	2.6
Woori Aviva		197,024		4,910	2.5

	~~W~~	200,319,820	~~W~~	4,646,037	2.3

	Loans subject to
	allowance for				Percentage of
	possible				allowance
<2009>	loan losses		Allowance		to loans (%)
Woori Bank	~~W~~	170,219,685	~~W~~	3,071,015	1.8
Kyongnam Bank		15,238,696		204,365	1.3
Kwangju Bank		10,976,560		210,816	1.9
Woori F&I		245,066		3,895	1.6
Woori Investment Securities		1,183,249		141,850	12.0
Woori Asset Management		1,175		6	0.5
Woori PE		657,785		27,670	4.2
Woori Financial		1,976,605		38,458	1.9
Woori Aviva		180,062		3,081	1.7

	~~W~~	200,678,883	~~W~~	3,701,156	1.8

16. PROPORTION OF INCOME FROM SUBSIDIARIES IN THE COMPANY’S NET INCOME
Proportion of income from subsidiaries in the Company’s net income for the years ended December 31, 2010 and 2009 is as follows (Korean won in millions):

	2010		Ratio (%)	2009		Ratio (%)
Woori Bank	~~W~~	1,112,707	76.5	~~W~~	952,362	74.1
Kyongnam Bank		144,486	9.9		191,438	14.9
Kwangju Bank		105,504	7.3		61,980	4.8
WFIS		2,157	0.1		1,935	0.2
Woori F&I		38,005	2.6		24,097	1.9
Woori 3rd SPC		—	—		38,328	3.0
Woori Investment Securities		76,368	5.3		36,686	2.8
Woori Asset Management		4,768	0.3		4,315	0.3
Woori PE		1,651	0.1		1,320	0.1
Woori Financial		(21,396)	(1.5)		(24,589)	(1.9)
Woori Aviva		(9,181)	(0.6)		(2,498)	(0.2)

Gain on valuation using the equity method of accounting, net of loss		1,455,069	100.0		1,285,374	100.0

Other income		44,943			15,668
Other expenses		305,033			275,018

Net income	~~W~~	1,194,979		~~W~~	1,026,024

17. TRANSACTIONS WITH RELATED PARTIES
(1)	The related parties of the Company as of December 31, 2010 are as follows:

Company name
Majority shareholder	Korea Deposit Insurance Corporation

Consolidated subsidiaries	Woori Bank
Kyongnam Bank
Kwangju Bank
Woori Finance Information System Co., Ltd.
Woori F&I Co., Ltd.
Woori Investment Securities Co., Ltd.
Woori Asset Management Co., Ltd.
Woori Private Equity Co., Ltd.
Woori Financial Co., Ltd.
Woori Aviva Life Insurance Co., Ltd.

Other affiliates	Woori Credit Information
Woori America Bank
PT. Bank Woori Indonesia
Woori Global Market Asia Limited
Woori Bank (China) Limited
ZAO Woori Bank
Woori AMC Co., Ltd.
Woori F&I Sixth Asset Securitization Specialty
Woori F&I Seventh Asset Securitization Specialty
Woori F&I Tenth Asset Securitization Specialty
Woori F&I Eleventh Asset Securitization Specialty
Woori F&I Thirteenth Asset Securitization Specialty
Woori SB Tenth Asset Securitization Specialty
Woori Futures Co., Ltd.
Woori Investment Securities (H.K.) Ltd.
LG Investment Holding B.V.(Amsterdam) GG
MARS First Private Equity Fund
MARS Second Private Equity Fund
Connacht Capital Market Investment
Woori Investment Asia Pte. Ltd.
Woori Absolute Global Opportunity Fund
Woori CBV Securities Corporation
Woori Absolute Return Investment Strategies Fund
Woori Private Equity Fund
Kumho Investment Bank
Woori Renaissance Holdings
Sahn Eagles LLC
UP Chemical Co., Ltd.
WR Investment America LLC.

(2)	Assets and liabilities from transactions with the subsidiaries as of December 31, 2010 and 2009 are as follows (Korean won in millions):

	2010		2009
<Assets>
Woori Bank	~~W~~	65,444	~~W~~	23,267	Cash and bank deposits
		32,502		31,555	Guarantee deposits
		40		13	Accrued income
		3,678		1,414	Post-retirement pension plan assets
		112,994		—	Other receivables
WFIS		1,326		—	Other receivables
Woori PE		185		—	Other receivables
Woori Asset Management		1,045		—	Other receivables
Woori Financial		1,000		100,000	Loans
Woori F&I		—		40,000	Loans
		6,605		—	Other receivables
Woori Aviva		323		—	Other receivables
Woori Credit Information		526		—	Other receivables
Woori AMC		1,397		—	Other receivables

	~~W~~	227,065	~~W~~	196,249

<Liabilities>
Woori Bank	~~W~~	369		246	Other payables
WFIS		158		143	Other payables

	~~W~~	527	~~W~~	389

(3) Revenues and expenses from transactions with the subsidiaries for the years ended December 31, 2010 and 2009 are as follows:

	2010		2009		Account
<Revenues>
Woori Bank	~~W~~	2,735	~~W~~	2,760	Interest income on deposits
		29,461		—	Royalties
Kyongnam Bank		688		295	Interest income on deposits
		699		—	Royalties
Kwangju Bank		241		295	Interest income on deposits
		470		—	Royalties
WFIS		215		—	Royalties
Woori Investment Securities		4,191		—	Royalties
Woori Financial		4,465		8,798	Interest income on loans
		194		—	Royalties
Woori F&I		395		2,087	Interest income on loans
		35		—	Royalties
Woori Asset Management		34		—	Royalties
Woori PE		3		—	Royalties
Woori Aviva		323		—	Royalties

	~~W~~	44,149	~~W~~	14,235

<Expenses>
Woori Bank	~~W~~	740	~~W~~	727	Rent
WFIS		1,709		1,675	Service Fees
Woori Investment Securities		—		4	Interest expense

	~~W~~	2,449	~~W~~	2,406

(4)	The Company compensated standing or non-standing directors for ~~W~~3,625 million of salaries and recorded ~~W~~230 million of severance benefits for the year ended December 31, 2010.
18. EARNINGS PER COMMON SHARE
(1)	Basic net income per common share for the years ended December 31, 2010 and 2009 is as follows (Korean won in millions, except for earnings per share data):

	2010		2009
Net income on common shares	~~W~~	1,194,979	~~W~~	1,026,024
Weighted average number of common shares outstanding		806,012,780		806,012,780
Basic net income per common shares	~~W~~	1,483	~~W~~	1,273
19. STATEMENTS OF COMPREHENSIVE INCOME
Comprehensive income statements for the years ended December 31, 2010 and 2009 are as follows (Korean won in millions):

	2010		2009
Net income	~~W~~	1,194,979	~~W~~	1,026,024
Valuation using the equity method on subsidiaries (Income tax effect in 2010: ~~W~~11,444 million)		(267,723)		495,000

Comprehensive income	~~W~~	927,256	~~W~~	1,521,024

20. INSURANCE
As of December 31, 2010, the Company has insurance for liability of reparation of directors and property and equipments with Samsung Fire & Marine Insurance Co., Ltd. The insurance coverage is ~~W~~50,000 million and ~~W~~384 million, respectively.
21. THE MAJOR INDICATORS FOR THE FOURTH QUARTER
Major indicators of management performance for the fourth quarter periods in 2010 and 2009 (unaudited) are as follows (Korean won in millions, except for earning per share data):

	Three months ended		Three months ended
	Dec. 31, 2010		Dec. 31, 2009
	(Unaudited)		(Unaudited)
Operating revenue	~~W~~	239,443	~~W~~	230,793
Operating expenses		82,554		77,091
Operating income		156,889		153,702
Net income	~~W~~	154,023	~~W~~	156,778

Basic net income per common share	~~W~~	191	~~W~~	195

22.	INFORMATION FOR CALCULATING VALUE ADDED
Information for calculating value added for the years ended December 31, 2010 and 2009 are as follows (Korean won in millions):

	2010		2009
Salaries, wages and bonuses	~~W~~	17,530	~~W~~	14,537
Provision for severance benefits		1,145		965
Fringe benefits		2,087		1,625
Rent		1,090		1,076
Depreciation		167		225
Amortization		8		6
Taxes and dues		191		83

	~~W~~	22,218	~~W~~	18,517

23.	Announcement of the Privatization Plans by the KDIC
On October 30, 2010, KDIC as the majority shareholder of the Company announced its plans to dispose of a 56.97% ownership of the Company and the shares of Kyongnam Bank and Kwangju Bank held by the Company and proceeded the bidding process to seek investors. However, the public capital injection committee announced an abrupt suspension of the bidding process, considering the current market conditions and, therefore, progress on the privatization plans cannot be reasonably anticipated as of December 31, 2010.
24.	Acquisition of Hanmi Finance Corporation
In May 2010, the Company entered into a Securities Purchase Agreement with Hanmi Financial Corporation to acquire 175,000,000 newly issued shares of the acquiree’s common stock for $210 million. Subsequent to the approvals from regulators in both countries, Korea and United States of America, the Company obtains the control over the acquiree.
25.	Selected as a preferred bidder for Samwha Mutual Savings Bank
The Company submitted a letter of intent to take over Samhwa Mutual Savings Bank’s assets and liabilities and was selected as a preferred bidder on February 18, 2011. The Company will finalize the deal per detailed discussion with the KDIC.
26.	ADDOPTION OF KOREAN INTERNATIONAL FINANCIAL REPORTING STANDARDS
(1) Adoption of Korean International Finance Reporting Standard
In accordance with the amendment to the Act on External Audit for Stock Companies, the Company is required to comply with Korean financial reporting standard (K-IFRS) from 2011. From July 2007, the Company initiated the transition process to K-IFRS by applying the systematic approach, such as analyzing IFRS impact on current accounting, establishing new accounting standards and financial reporting system, and simultaneously operating financial reporting systems both under the K-IFRS and current accounting standards (K-GAAP).
The Company completed the first phase of K-IFRS adoption project by analyzing IFRS impacts and its major differences from the current accounting treatments under K-GAAP. In the second phase, accounting policies and the financial reporting system responding to those new accounting standards were established. From April 2010, the Company launched the third phase by stabilizing the new financial reporting system via simultaneous operation of the current and K-IFRS reporting systems. In addition, the Company’s financial statements in accordance with K-IFRS have been prepared for the periods on or after January 1, 2010, the date of transition.

Differences between K-IFRS and K-GAAP, which are significant to the Company, are summarized below. Such items being presented do not explain detailed impacts on financial statements which may vary with further analysis. Presently, the Company could not estimate the financial impacts from these key differences.
(2) Significant differences between K-IFRS and K-GAAP applicable to the Company

Classification		K-IFRS	Current accounting Standards
First time of K-IFRS	Business Combination	No retroactive approach is applied to business combination transactions incurred prior to the transition date.	Not applicable

	Fair value as deemed cost and revaluation cost	Fair value of lands and buildings as of the transition date is to be regarded as net book value.	Not applicable

	Accumulated foreign currency translation	Accumulated foreign currency translation adjustments as of the transition date are reset to ‘zero’.	Not applicable

	Fair value evaluation of financial assets and liabilities at the acquisition date	Prospective approach is applied to the accounts which are newly categorized into financial assets and liabilities carried at fair value, as of the transition date.	Not applicable

	Derecognition of financial assets and liabilities	K-IFRS No. 1309 (Financial instruments:	Not applicable
Recognition and derecognition) is applied prospectively as of the transition date.

	Designation of AFS securities or financial assets/liabilities at FVTPL	Designation of available-for-sale (AFS) financial assets or financial assets/liabilities at fair value through profit or loss (FVTPL) is principally allowed at the acquisition date, with an exception of one time designation for existing financial assets/liabilities at the transition date.	Not applicable

	Stock-based compensation	Retroactive application of stock-based compensation as per K-IFRS No. 1102 (Stock-based payment) is not allowed.	Not applicable

	Decommissioning and restoration liabilities included in the cost of tangible assets	Changes in a decommissioning and restoration liability at the transition date are added to or deducted from the cost of tangible assets, by discounting the liability using the discount rate at the date of acquisition.	Not applicable

	Lease	Lease contracts existing as of the transition date are subject to K-IFRS No. 1017 (Lease), which is not applied retrospectively.	Not applicable

	Investment in subsidiaries, jointly controlled corporation and related-party entities	When preparing separate financial statements in accordance with K-IFRS No. 1027 (Consolidated and separate financial statements), net book value of the investments in subsidiaries, jointly controlled entities and associates is regarded as the cost of the equity securities when the cost method is applied.	Not applicable

Change of Consolidation Scope		Exceeding 50% of the voting power, having decision making capability and holding benefits and risks constitute control in determining the consolidation scope.	Owning 30% of shares and being the largest shareholder constitute control in determining the consolidation scope, except for special purpose entities (SPEs) that meet certain criteria.

Classification	K-IFRS	Current accounting Standards
Business Combinations	Acquisition method of accounting	Acquisition method or pooling-of-interests method

Evaluation of Goodwill	No amortization but impairment testing	Amortization with the straight-line method within 20 years and impairment testing

Derecognition of Financial Assets	Criteria such as risks, awards, control and continuing involvement are to be sequentially considered in determining derecognition timing and recognition scope.	The disposal of financial assets is contingent on the risks and rewards of ownership of the financial assets, and whether it has retained control of the financial assets. However, certain transactions such as asset securitization per the Act on Asset-Backed Securitization are considered sales transactions.

Classification of Financial Instruments	Financial assets are classified into financial assets at FVTPL, AFS financial assets, held-to-maturity securities and loan& receivables and financial liabilities consist of financial liabilities at FVTPL and other liabilities	Assets are divided into cash and due from banks, investment securities, trade receivables, derivative assets and securities consist of trading, AFS and held-to-maturity securities. Liabilities are classified into deposits, borrowings, debenture and others.

Measurement of Financial Instruments	Financial assets/liabilities at FVTPL and AFS financial assets are required to be recorded at fair value with credit risks reflected. Held-to-maturity financial assets and loan and receivables are to be measured at amortized cost with the effective interest rate method applied.	Certain financial instruments such as trading securities, available-for-sale securities and derivatives, are recorded at fair value, and the reflection of credit risk is not explicitly mentioned.

Allowance for Bad Debts	Allowance should be recorded when objective evidence of impairment exists as a result of one or more events that occurred after initial recognition.	Allowance for doubtful accounts to cover estimated losses on loans, based on rational and unbiased criteria, is recorded. (It is higher of the amount applying the percentage of loan loss allowance established by the Financial Supervisory Commission or the amount based on loan loss experience ratio.)

Classification of Investment Property	Property (land or building) to earn rentals is treated as an investment property.	Property (land or building) to earn rentals is treated as a tangible asset.

Changes in depreciation methods.	Residual value, useful lives and depreciation method of property, plant and equipment are to be consistently reviewed at least every fiscal year end and significant changes, if any, should be treated as changes in accounting estimates.	Once depreciation method is determined, it should be consistently applied to all of newly acquired and existing assets.

Membership	Classified into intangible asset with indefinite useful lives.	Classified into long-term deposit in other non-current assets.

Measurement of Accrued Severance Benefits	Both the defined benefit and defined contribution plans are provided and the amounts of defined benefit obligation are computed based on actuarial assumptions.	Provisions for retirement benefits accrued equal to the amounts to be paid at the end of period, assuming that the all entitled employees with a service year more than a year would retire at once. Retirement benefit expenses incur at the point when the payment obligation is fixed.

Classification	K-IFRS	Current accounting Standards
Financial Guarantee	Accounted for as a financial guarantee asset or liability if it is a contract that brings an obligation to an issuer to compensate a loss incurred to a holder, in accordance with the contract provisions, when debtor defaults at a payment date. Recognize financial guarantee assets or liabilities at fair value and subsequently amortize using the effective interest method. Also, financial guarantee liabilities are recorded at higher of allowance for guarantee loss or amortized cost.	Not applicable

Liability/equity classification	Issuer classifies its financial instruments or components of financial instruments as either financial liabilities or equity instruments at the initial recognition, considering the substance of the contractual arrangement and definition of financial assets and equity instruments.	Classification according to relevant legal framework such as business law

Classification of Capital	Classification in capital is pursuant to the substance of the contractual arrangement over its legal form.	Capital includes the legal amount paid by shareholders (paid-in capital).

Foreign currency translation	Not applicable	When applying the accounting standards for banking industry, closing rates are used in translating the statement of financial position and the statement of income.

(3)	Changes in consolidation scope
As of December 31, 2010, changes in the scope of consolidation as a result of the Company’s transition to K-IFRS are as follows:

Investment	Consolidated Company	Consolidated Company
Company	under K-GAAP	Under K-IFRS	Scope Difference
Woori Finance Holdings Co., Ltd.	Woori Bank	Woori Bank	—
	Kyongnam Bank	Kyongnam Bank	—
	Kwangju Bank	Kwangju Bank	—
	Woori Finance Information System Co., Ltd	Woori Finance Information System Co., Ltd	—
	Woori F&I Co., Ltd	Woori F&I Co., Ltd	—
	Woori Investment Securities Co., Ltd	Woori Investment Securities Co., Ltd	—
	Woori Asset Management Co., Ltd	Woori Asset Management Co., Ltd	—
	Woori Private Equity Co., Ltd	Woori Private Equity Co., Ltd	—
	Woori Financial Co., Ltd.	Woori Financial Co., Ltd.	—
	Woori Aviva Life Insurance Co., Ltd.	—	Classified into a joint venture entity under K-IFRS, however, included in consolidation scope as the largest shareholder with more than 30% of voting right in accordance with Act on External Audit of Stock Companies under K-GAAP

	—	TY Second Asset Securitization Specialty	Subject to consolidation as substantially controlled by the Company under K-IFRS, however, it was excluded from consolidation under K-GAAP due to SPE’s limited scope of operations

Investment	Consolidated Company	Consolidated Company
Company	under K-GAAP	Under K-IFRS	Scope Difference
Woori Bank	Woori Credit Information Co., Ltd	Woori Credit Information Co., Ltd	—
	Woori America Bank	Woori America Bank	—
	PT. Bank Woori Indonesia	PT. Bank Woori Indonesia	—
	Woori Global Market Asia Limited	Woori Global Market Asia Limited	—
	Woori Bank (China) Limited	Woori Bank (China) Limited	—
	ZAO Woori Bank (Russia)	ZAO Woori Bank (Russia)	—
	Woori Bank Preservation Trust of principal and interest	Woori Bank Preservation Trust of principal and interest	—
	Woori Bank Preservation Trust of principal	—	Not subject to consolidation as no substantive control over principal recoverable trust is held by the Company as per K-IFRS, however, included in consolidation scope as per the Administrative Instructions of Banking Supervision under K-GAAP

Korea BTL Infrastructure Fund
Swan SF Co., Ltd.
Kumho Trust First Co., Ltd.
Woori More Conduit Co., Ltd.
Woori IB Global Bond Co., Ltd.
Hyundai Glory First Co., Ltd.
KDB Capital First ABCP Co., Ltd
Vivaldi HL First ABCP Co., Ltd
Consus 8th LLC
Asiana Saigon Co., Ltd.
An-Dong Raja 1st Co., Ltd.
KAMCO Value Recreation 1st Securitization Specialty Co., Ltd.
IB Global 1st Co., Ltd.
Real DW 2nd
Hermes STX Co., Ltd.
BWL 2nd Co., Ltd.
KTB Smart 90 Private Equity Securities 2nd
Hanvit Open-end High Yield HV-1st
Haeoreum Short-term Bond 15th
G5 Pro Short-term 13th
G6 First Class Mid-term E-20
G15 First Class Mid-term C-1
Mid-term D-2nd
D First Class Mid-term C-151
Hanwha Smart Private Equity Securities 19th
My Asset Private Equity Securities Investment Trust W-1st
Eugene Pride Private Equity Securities 12th(Bond)
Consus Private Equity Securities Investment Trust 29th
Hi Smart Private Equity Securities 1st
Woori Frontier Short-term Private Equity Securities 2nd
Woori Frontier Alpha quant Private Equity Securities 3th
		Merits Prime Private Equity Trust 1st Yuri WB Private Equity Securities Investment Trust 2nd	Subject to consolidation as substantially controlled by the Company under K-IFRS, however, it was excluded from consolidation under K-GAAP due to SPE’s limited scope of operations

Investment	Consolidated Company	Consolidated Company
Company	under K-GAAP	Under K-IFRS	Scope Difference
Woori Bank	—	Woori Partner Plus Private Equity Securities 4th
KDB Private Equity Securities
Investment Trust WB-1st
Samsung Plus Private Equity
Securities 7th
Eugene Pride Private Equity
		Securities Investment Trust 14th	Subject to consolidation as substantially controlled by the Company under K-IFRS, however, it was excluded from consolidation under K-GAAP due to SPE’s limited scope of operations
Hanwha Smart Private Equity Securities Investment Trust 33th
Woori Bank (Taurus 1st)
Merits Prime Private Trust 5th

Woori Partner Plus Private Equity Securities 5th
Woori Bank (Brain 3th)
Prudential Quant Long Short Private Equity Trust 1st
Prudential Quant Long Short Private Equity Trust 2nd
Woori Partner Plus Private Equity Securities Investment Trust 6th
Golden Bridge Sidus FNH video
Golden Bridge NHN Online Private Equity Investment
Woori CS Ocean Bridge 7th
Woori Milestone Private Real Estate Fund 1st
Woori Milestone China Real Estate Fund 1st
Consus Sakhalin Real Estate Investment Trust 1st

Kyongnam Bank	Kyongnam Bank Preservation Trust of principal and interest	Kyongnam Bank Preservation Trust of principal and interest	—

	Kyongnam Bank Preservation Trust of principal	—	Not subject to consolidation as no substantive control over principal recoverable trust is held by the Company as per K-IFRS, however, included in consolidation scope as per the Administrative Instructions of Banking Supervision under K-GAAP

	—	Consus 6th LLC.	Subject to consolidation as substantially controlled by the Company under K-IFRS, however, it was excluded from consolidation under K-GAAP due to SPE’s limited scope of operations

Investment	Consolidated Company	Consolidated Company
Company	under K-GAAP	Under K-IFRS	Scope Difference
Kyongnam Bank	—	GS Gold Scope Private Bond Mix Investment Trust 1st
KTB Market Alpha Private Equity Securities Investment Trust 30-1st
Say New Vesta Private Equity Securities 5th
Shinhan BNP Private Equity Securities 2nd
Dongbu Together Private Equity Securities 2nd
GS Gold Scope Private Equity Securities Investment Trust 2nd
My asset Private Equity Securities Investment Trust 4th
Samsung Korea Focus Private Equity Securities Investment Trust 1st
		Hana UBS Power Private Equity Securities Investment Trust 12th	Subject to consolidation as substantially controlled by the Company under K-IFRS, however, excluded from consolidation under K-GAAP

Kwangju Bank	Kwangju Bank Preservation Trust of principal and interest	Kwangju Bank Preservation Trust of principal and interest	—

	Kwangju Bank Preservation Trust of principal	—	Not subject to consolidation as no substantive control over principal recoverable trust is held by the Company as per K-IFRS, however, included in consolidation scope as per the Administrative Instructions of Banking Supervision under K-GAAP

	—	Euro Quant 2nd Co., Ltd Hybrid 1st Co., Ltd KAMCO Value Recreation 2nd Securitization Specialty Co., Ltd.	Subject to consolidation as substantially controlled by the Company under K-IFRS, however, it was excluded from consolidation under K-GAAP due to SPE’s limited scope of operations

	—	Heungkuk Hiclass 9th Woori Invest Partner Private Equity Securities Investment	Subject to consolidation as substantially controlled by the Company under K-IFRS, however, excluded from consolidation under K-GAAP

Woori Investment Securities	Woori Futures Co., Ltd.	Woori Futures Co., Ltd.	—
	LG Investment Holding B.V. (Amsterdam) GG	LG Investment Holding B.V. (Amsterdam) GG	—
	Woori Investment Securities (H.K.) Ltd.	Woori Investment Securities (H.K.) Ltd.	—
	Connacht Capital Market Investment	Connacht Capital Market Investment	—
	MARS First Private Equity Fund	MARS First Private Equity Fund	—
	MARS Second Private Equity Fund	MARS Second Private Equity Fund	—
	Woori Investment Asia Pte. Ltd.	Woori Investment Asia Pte. Ltd.	—
	Woori Absolute Global Opportunity Fund	Woori Absolute Global Opportunity Fund	—
	Woori CBV Securities Corporation	Woori CBV Securities Corporation	—

Investment	Consolidated Company	Consolidated Company
Company	under K-GAAP	Under K-IFRS	Scope Difference
Woori Investment Securities	Woori Absolute Return Investment Strategies Fund	Woori Absolute Return Investment Strategies Fund	—
	—	Woori Investment Securities Int’l LTD. Woori Investment Securities America, Inc. Woori Absolute Partners Pte. Ltd. Woori Korindo Securities Indonesia	Subject to consolidation under K-IFRS, however, excluded from consolidation scope under K-GAAP as its total assets were less than 10 billion won as of the previous fiscal year end

	—	KAMCO Value Recreation 9th Securitization Specialty Co.,	Subject to consolidation as substantially controlled by the
		Ltd.	Company under K-IFRS, however, it was excluded from consolidation under K-GAAP due to SPE’s limited scope of operations

— —	Hanvit High Yield
Twins Subordinated Debt 1th
Hanareum Short-Term L-12
Hanareum Short-Term H16
G Hanareum Short-Term H16
G3 Pro Short-Term 13
G4 Pro Short-Term 13
Kyobo Gulliver Short-Term E-201
Kyobo First Class Mid-Term E-209
Cho Hung Clover HYA1
G1New Jump Long-Term Bond A-4th
Shinhan Special Long-Term L-6
Best Optimax Mid-Term A3
Best Optimax Mid-Term IIIA1
Best Optimax Long-Term A1
Kyobo First Class Long-Term E-203	Subject to consolidation as substantially controlled by the Company under K-IFRS, however, excluded from consolidation under K-GAAP

Subject to consolidation as substantially controlled by the Company under K-IFRS, however, excluded from consolidation under K-GAAP

Woori F&I	Woori AMC Co., Ltd	Woori AMC Co., Ltd	—
	Woori F&I Sixth Asset Securitization Specialty	Woori F&I Sixth Asset Securitization Specialty	—
	Woori F&I Seventh Asset Securitization Specialty	Woori F&I Seventh Asset Securitization Specialty	—
	Woori SB Tenth Asset Securitization Specialty	Woori SB Tenth Asset Securitization Specialty	—
	Woori F&I Tenth Asset Securitization Specialty	Woori F&I Tenth Asset Securitization Specialty	—
	Woori F&I Eleventh Asset Securitization Specialty	Woori F&I Eleventh Asset Securitization Specialty	—
	Woori F&I Thirteenth Asset Securitization Specialty	Woori F&I Thirteenth Asset Securitization Specialty	—

Investment	Consolidated Company	Consolidated Company
Company	under K-GAAP	Under K-IFRS	Scope Difference
Woori F&I	WR Investment America, LLC	WR Investment America, LLC	—
—	WR Loan Inc.
Woori F&I Fifth Asset Securitization Specialty
Woori F&I Eighth Asset Securitization Specialty
Woori F&I Sixteenth Asset Securitization Specialty
Woori EA Third Asset Securitization Specialty
Woori EA Fourth Asset Securitization Specialty
Woori EA Fifth Asset Securitization Specialty
Woori F&I Seventeenth Asset Securitization Specialty
Woori EA Eighth Asset Securitization Specialty
		Woori F&I Eighteenth Asset Securitization Specialty	Subject to consolidation under K-IFRS, however, excluded from consolidation scope under K-GAAP as its total assets were less than 10 billion won as of the previous fiscal year end

Woori Bank, Kyongnam Bank, Kwangju Bank, Woori Investment Securities, Woori F&I and Woori PE	Woori Private Equity Fund	Woori Private Equity Fund	—

Woori Private Equity Fund	Kumho Investment Bank	Kumho Investment Bank	—
	Woori Renaissance Holdings	—	Included in consolidation scope as the largest shareholder with more than 30% of voting right in accordance with the Act on External Audit of Stock Companies under K-GAAP, however, it was excluded from consolidation under K-GAAP due to SPE’s limited scope of operations

	—	Woori BK Co., Ltd. Woori EL Co., Ltd	Subject to consolidation under K-IFRS, however, excluded from consolidation scope under K-GAAP as its total assets were less than 10 billion won as of the previous fiscal year end

Kumho Investment Bank	Sahn Eagle LLC.	Sahn Eagle LLC.	—
	—	Herb First Co., Ltd. Herb Second Co., Ltd. Herb Third Co., Ltd. KIB Investment Co., Ltd. Two Eagles KIB LLC.	Subject to consolidation as substantially controlled by the Company under K-IFRS, however, it was excluded from consolidation under K-GAAP due to SPE’s limited scope of operations

	—	My Asset Manhattan Real Estate Investment Trust 1st My Private Equity Happy Tomorrow Special 1st	Subject to consolidation as substantially controlled by the Company under K-IFRS, however, excluded from consolidation under K-GAAP

Investment	Consolidated Company	Consolidated Company
Company	under K-GAAP	Under K-IFRS	Scope Difference
MARS First Private Equity Fund	—	MARS INS 1st	Subject to consolidation under K-IFRS, however, excluded from consolidation scope under K-GAAP as its total assets were less than 10 billion won as of the previous fiscal year end

(4)	The effects on the Company’s financial position and results of operations
The effects on the Company’s financial position and results of operations being listed below are set out based on non-consolidated financial statements, which may change with subsequent adoption of amendments to the standards.
i) Summary of the effects on the statement of financial position at January 1, 2010 (Date of transition)

					Differences		Total
					affecting		conversion
			Reclass		net assets		effects
	K-GAAP		(A)		(B)		(A)+(B)		K-IFRS		Ref.
	(Korean won in millions)
Cash and bank deposits	~~W~~	23,267	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	23,267
Loans and receivables		171,038		(865)		(149)		(1,014)		170,024	a
Investment securities accounted for using the equity method of accounting		17,350,078		—		—		—		17,350,078
Tangible assets		415		—		270		270		685	b
Intangible assets		8		15		—		15		23	a
Other assets		322		850		—		850		1,172	a

Total assets	~~W~~	17,545,128	~~W~~	—	~~W~~	121	~~W~~	121	~~W~~	17,545,249

Borrowings	~~W~~	60,000	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	60,000
Debentures, net of discounts		3,744,156		—		—		—		3,744,156
Provision		762		—		(101)		(101)		661	c
Other financial liablities		18,903		—		382		382		19,285	d
Other liablities		385		—		—		—		385

Total liablities		3,824,206		—		281		281		3,824,487

Common stock		4,030,077		—		—		—		4,030,077
Capital surplus		179,488		(95,000)		—		(95,000)		84,488	e
Other capital		1,165,172		(1,165,191)		—		(1,165,191)		(19)	f
Retained earnings		8,346,185		1,260,191		(160)		1,260,031		9,606,216

Total capital		13,720,922		—		(160)		(160)		13,720,762

Total liabilities and capital	~~W~~	17,545,128	~~W~~	—	~~W~~	121	~~W~~	121	~~W~~	17,545,249

a.	Loan and receivables

Prepaid expenses in connection with the leasehold deposits amounting to ~~W~~850 million were reclassified into other assets and membership deposits amounting to ~~W~~15 million were recategorized into intangible assets. A difference in allowance for receivables results in a decrease in net assets amounting to ~~W~~149 million.

b.	Property, plant and equipment

Changes in the depreciation method increased the net asset value by ~~W~~270 million.

c.	Provisions

Changes in allowance for retirement benefits result in a decrease in net assets by ~~W~~101 million.

d.	Other financial liabilities

Other financial liabilities increased by ~~W~~382 million due to the recognition of vacation accrual.

e.	Capital surplus

By adoption of K-IFRS, investments in subsidiaries, jointly controlled entities and related parties are recorded at cost, and accordingly book value amounts under current K-GAAP as of the transition date are to be used as deemed cost. In relation to this matter, changes in capital surplus under the equity method resulted in a transfer to retained earnings amounting to ~~W~~95,000 million.

f.	Other capital

By adoption of K-IFRS, investments in subsidiaries, jointly controlled entities and associates are recorded at cost, and accordingly book value amounts under current K-GAAP as of the transition date are to be used as deemed cost. In association with this matter, changes in capital adjustment under equity method lead a transfer from accumulated other comprehensive income to retained earnings amounting to ~~W~~1,165,191 million.
ii) Summary of the effects on the statement of financial position as of December 31, 2010 and the results of operations for the year ended December 31, 2010
< Summary of the effects on the statement of financial position at December 31, 2010>

					Differences			Total
					affecting			conversion
			Reclass		net assets			effects
	K-GAAP		(A)		(B)			(A)+(B)	K-IFRS		Ref.
	(Korean won in millions)
Cash and bank deposits	~~W~~	65,444	~~W~~	(98)	~~W~~	—	~~W~~	(98)	~~W~~	65,346	a
Loans and receivables		158,068		(2,858)		(1)		(2,859)		155,209	a, b, c
Investment securities accounted for using the equity method of accounting		18,175,265		—		(792,037)		(792,037)		17,383,228	e
Tangible assets		420		—		173		173		593	d
Intangible assets		19		15		—		15		34	c
Other assets		1,730		3,075		—		3,075		4,805	c, f
Deferred tax asset		—		—		812		812		812	g

Total assets	~~W~~	18,400,946	~~W~~	134	~~W~~	(791,053)	~~W~~	(790,919)	~~W~~	17,610,027

Debentures, net of discounts		3,654,843		—		—		—		3,654,843
Provision		50		134		(184)		(50)		—	f
Income tax payable		124,078		—		—		—		124,078
Other financial liablities		23,889		—		—		—		23,889
Other liablities		1,927		—		—		—		1,927
Deferred income tax liabilities		57,347		—		(57,347)		(57,347)		—	g

Total liabilities		3,862,134		134		(57,531)		(57,397)		3,804,737

Common stock		4,030,077		—		—		—		4,030,077
Capital surplus		158,608		(95,000)		20,881		(74,119)		84,489	d, g, h
Other capital		887,060		(1,165,191)		278,112		(887,079)		(19)	d, g, i
Retained earnings		9,463,067		1,260,191		(1,032,515)		227,676		9,690,743

Total capital		14,538,812		—		(733,522)		(733,522)		13,805,290

Total liabilities and capital	~~W~~	18,400,946	~~W~~	134	~~W~~	(791,053)	~~W~~	(790,919)	~~W~~	17,610,027

< Details of the effects on the results of operations for the year ended December 31, 2010>

					Differences		Total
					affecting		conversion
			Reclass		net assets		effects
	K-GAAP		(A)		(B)		(A)+(B)		K-IFRS		Ref.
	(Korean won in millions)
Interest income	~~W~~	8,525	~~W~~	474	~~W~~	—	~~W~~	474	~~W~~	8,999	c
Interest expense		244,935		—		—		—		244,935

Net interest income		(236,410)		474		—		474		(235,936)
Net fees and commisions		32,847		—		—		—		32,847
Dividend		—		—		407,130		407,130		407,130	e
Reversal of allowance for doubtful accounts		695		—		148		148		843	b
Other Operating Income		(40,462)		(474)		369		(105)		(40,567)	c, d

Operating Income		(243,330)		—		407,647		407,647		164,317
Gain on valuation using the equity method of accounting		1,455,070		—		(1,455,070)		(1,455,070)		—	e

Net profit from continuing operation before corporate income tax		1,211,740		—		(1,047,423)		(1,047,423)		164,317
Corporate income tax		(16,761)		—		17,573		17,573		812	g

Net profit from continuing operation		1,194,979		—		(1,029,850)		(1,029,850)		165,129
Other Comprehensive Income		(267,723)		—		267,723		267,723		—

Total Comprehensive Income	~~W~~	927,256	~~W~~	—	~~W~~	(762,127)	~~W~~	(762,127)	~~W~~	165,129

a.	Cash and cash equivalents

Due from banks, amounting to ~~W~~98 million, included in cash and cash equivalents under K-GAAP were reclassified into loan and receivables

b.	Loan and receivables

Reversal of allowance for receivables has increased by ~~W~~148 million under K-IFRS, resulting in a difference in allowance for bad debt expense and net assets by~~W~~1 million.

c.	Intangible assets and other assets

Under K-IFRS, rental deposit is required to be carried at fair value with present value discount, which is amortized over period. Amortization of the present value discount amounting to ~~W~~555 million is treated as interest income and other operating income for 2010. Also, prepaid rental deposits included in loan and receivables amounting to ~~W~~2,941 million is reclassified into other assets and membership deposits amounting to~~W~~15 million included in loan and receivables is transferred to intangible assets.

d.	Tangible assets

Changes in the depreciation method increased retained earnings by ~~W~~270 million at the date of transition and the variance in depreciation expense in 2010 decreased selling and administrative expense by~~W~~97 million. As a result, net assets at December 31, 2010 increased ~~W~~173 million.

e.	Investment securities accounted for using the equity method

Consolidated subsidiaries accounted for by the cost method under K-IFRS and investment securities in entities under common control and associates are accounted for by the equity method under K-GAAP. Accordingly, the currently recognized gain or loss on equity method securities of ~~W~~1,455,070 million, capital surplus of ~~W~~1,581 million, retained earnings of ~~W~~2,503 million and other capital of ~~W~~(-)259,986 million under K-GAAP are reversed under K-IFRS. Also, dividend income amounting to ~~W~~407,130 million from those investment securities is recognized and the net book value of investment securities in subsidiaries and associates has decreased by ~~W~~792,037 million.

f.	Provisions

Additional accrued defined benefit obligations amounting to ~~W~~83 million is reflected in other operating expenses. New measurement of defined benefit obligations as of December 31, 2010 results in a decrease in allowance for retirement benefits by ~~W~~184 million and excess amounts of plan assets over retirement benefit obligations amounting to ~~W~~134 million are transferred to other asset.

g.	Deferred tax asset and deferred tax liability

The new accounting treatments on deferred tax income result in an increase in deferred tax assets by~~W~~812 million and a decrease in deferred tax liabilities by ~~W~~57,347. As a result, capital surplus, other capital and income tax expense have decreased by ~~W~~22,461 million, ~~W~~(-)18,125 million and ~~W~~17,573 million, respectively.

h.	Capital surplus

Application of the cost method to securities that had been accounted for under the equity method resulted in a transfer of ~~W~~95,000 million from capital surplus to retained earnings. Also, capital surplus in 2010 decreased by ~~W~~1,581 million due to loss on valuation using the equity method and increased by ~~W~~22,461 million due to the related deferred tax effects.

i.	Other capital

Application of the cost method to securities that had been accounted for under the equity method resulted in a transfer of ~~W~~1,165,191 million from capital adjustment and accumulated other comprehensive income to retained earnings. Also, other capital in 2010 increased by ~~W~~259,985 million due to gain on valuation using the equity method and increased by ~~W~~18,125 million due to the related deferred tax effects.
27. AGREEMENT ON THE IMPLEMENTATION OF A MANAGEMENT IMPROVEMENT PLAN
Since December 30, 2000, the Company’s three subsidiaries, Woori Bank, Kyongnam Bank and Kwangju Bank, and the KDIC have entered into agreements for the implementation of management improvement plans for the banks. Under the agreements, the three subsidiaries are obligated to improve financial ratio, such as BIS capital ratio, Return on Assets (ROA), General and administrative ratio, Non-performing loan rate and Adjusted operating income (AOI) per person. If the three subsidiaries fail to implement the agreements, the KDIC may command for the three subsidiaries to increase or decrease their capital, pursue mergers, assign contracts such as loans and deposits, or close or sell parts of their business operations.
Since July 2, 2001, the Company and the KDIC have entered into an agreement whereby the Company would integrate the Company’s above subsidiaries, Woori Bank, Kyongnam Bank and Kwangju Bank, and improve the performance of the subsidiaries. The agreement stipulates that the Company should build a governance and management structure plan, implement a short-term business improvement strategy, enhance subsidiaries’ competitiveness, expedite privatization, meet the financial ratio targets, and dispose of business units in case of failure to carry out the agreement.
In order to implement the agreements of above three subsidiaries with the KDIC, on July 2, 2001, the Company and its three subsidiaries entered into agreements for the implementation of the management improvement for the three subsidiaries. Pursuant to the agreements, the three subsidiaries should meet management goals given by the Company, consult with the Company about material business decisions before execution, and prepare and implement a detailed business plan in conformity with the Company’s business strategies. If the three subsidiaries fail to implement the management improvement plan, the Company may order the three subsidiaries to limit sales of the specific financial products, investments in fixed assets, promotion of new business or new equity investment, or to close or merge their branch operations and subsidiaries.

Internal Accounting Control System Review Report
English Translation of a Report Originally Issued in Korean
To Chief Executive Officer of
Woori Finance Holdings Co., Ltd.:
We have reviewed the management’s report on the operations of the Internal Accounting Control System (“IACS”) of Woori Finance Holdings Co., Ltd. (the “Company”) as of December 31, 2010. The Company’s management is responsible for designing and operating IACS and for its assessment of the effectiveness of IACS. Our responsibility is to review the management’s report on the operations of the IACS and issue a report based on our review. The management’s report on the operations of the IACS of the Company states that “based on the assessment of the operations of the IACS as of December 31, 2010, the Company’s IACS has been designed and is operating effectively as of December 31, 2010, in all material respects, in accordance with the IACS standards established by the Internal Accounting Control System Operations Committee (IACSOC) of the Korea Listed Companies Association.”
Our review was conducted in accordance with the IACS review standards established by the Korean Institute of Certified Public Accountants. Those standards require that we plan and perform, in all material respects, the review of management’s report on the operations of the IACS to obtain a lower level of assurance than an audit. A review includes obtaining an understanding of the Company’s IACS and consists principally of inquiries of management and, when deemed necessary, a limited inspection of underlying documents, which is substantially less in scope than an audit.
The Company’s IACS is a system to monitor and operate those policies and procedures designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the Republic of Korea. Due to inherent limitations, IACS may not prevent or detect a material misstatement of the financial statements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Based on our review, nothing has come to our attention that causes us to believe that management’s report on the operations of the IACS, referred to above, is not presented fairly, in all material respects, in accordance with the IACS standards established by IACSOC.
Our review is based on the Company’s IACS as of December 31, 2010, and we did not review management’s assessment of its IACS subsequent to December 31, 2010. This report has been prepared pursuant to the Acts on External Audit for Stock Companies in Korea and may not be appropriate for other purposes or for other users.
March 3, 2011
Notice to Readers
This report is annexed in relation to the audit of the financial statements as of December 31, 2010 and the review of management report on the assessment of the operations of IACS pursuant to Article 2-3 of the Act on External Audit for Stock Companies of the Republic of Korea.

WOORI FINANCE HOLDINGS CO., LTD.
CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010 and 2009
AND INDEPENDENT AUDITORS’ REPORT
Audit.Tax.Consulting.Financial Advisory.

Independent Auditors’ Report
English Translation of a Report Originally Issued in Korean
To Shareholders and the Board of Directors of
Woori Finance Holdings Co., Ltd.:
We have audited the accompanying consolidated statements of financial position of Woori Finance Holdings Co., Ltd. (the “Company”) and its subsidiaries as of December 31, 2010 and 2009, and the related consolidated income statements, changes in shareholders’ equity and cash flows for the years ended December 31, 2010 and 2009, all expressed in Korean won. These financial statements are the responsibility of the Company’s management. Our responsibility is to express and opinion on these financial statements based on our audits.
We conducted our audits in accordance with auditing standards generally accepted in the Republic of Korea. These standards require that we plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company and its subsidiaries as of December 31, 2010 and 2009, and the results of their operations, changes in shareholders’ equity and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the Republic of Korea.

Our audits also comprehended the translation of the Korean won amounts into U.S. dollar amounts and in our opinion, such translation has been made in conformity with the basis stated in Note 2. Such U.S. dollar amounts are presented solely for the convenience of readers outside of Korea.
Accounting principles and auditing standards and their application in practice vary among countries. The accompanying financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying financial statements are for use by those knowledgeable about Korean accounting procedures and auditing standards and their application in practice.
March 3, 2011
Notice to Readers
This report is effective as of March 3, 2011, the auditors’ report date. Certain subsequent events or circumstances may have occurred between this audit report date and the time the audit report is read. Such events or circumstances could significantly affect the accompanying financial statements and may result in modifications to the auditors’ report.

WOORI FINANCE HOLDINGS CO., LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF DECEMBER 31, 2010 and 2009

					Translation into
	Korean won				U.S. dollars (Note 2)
	2010		2009		2010		2009
	(In millions)				(In thousands)
ASSETS

Cash and due from banks (Notes 3, 18, 30, 32 and 33)	~~W~~	21,380,236	~~W~~	21,133,831	US$	18,772,707	US$	18,556,353
Trading securities (Notes 4, 7, 9, 18 and 33)		17,012,199		18,573,075		14,937,395		16,307,907
Available-for-sale securities (Notes 5, 7, 9, 10, 11, 18 and 33)		17,837,389		13,623,596		15,661,945		11,962,065
Held-to-maturity securities (Notes 6, 9, 10, 18 and 33)		20,707,723		16,551,746		18,182,214		14,533,099
Market index funds (Notes 7 and 9)		444,465		559,026		390,258		490,847
Investments accounted for using the equity method of accounting (Notes 8, 9 and 33)		925,115		968,900		812,288		850,733
Loans, net of allowances for possible loan losses (Notes 12, 13, 32 and 33)		195,619,101		196,882,416		171,761,437		172,870,679
Fixed assets (Notes 14, 17 and 18)		2,886,096		2,820,417		2,534,108		2,476,440
Other assets, net of present value discounts (Notes 16 and 32)		14,615,233		13,791,060		12,832,762		12,109,105

	~~W~~	291,427,557	~~W~~	284,904,067	US$	255,885,114	US$	250,157,228

LIABILITIES AND SHAREHOLDERS’ EQUITY

LIABILITIES

Deposits (Notes 20, 32 and 33)	~~W~~	187,009,289	~~W~~	178,660,922	US$	164,201,676	US$	156,871,474
Borrowings (Notes 21, 32 and 33)		69,592,463		71,664,594		61,104,981		62,924,395
Other liabilities (Notes 22, 32 and 33)		17,907,027		18,591,420		15,723,090		16,324,015

		274,508,779		268,916,936		241,029,747		236,119,884

SHAREHOLDERS’ EQUITY
Common stock (Note 25)		4,030,077		4,030,077		3,538,570		3,538,570
Capital surplus		158,608		179,488		139,264		157,598
Capital adjustments (Note 25)		(64,589)		(54,201)		(56,712)		(47,591)
Accumulated other comprehensive income (Note 29)		951,643		1,219,366		835,581		1,070,652
Retained earnings		9,463,067		8,346,186		8,308,953		7,328,287
Minority interests		2,379,972		2,266,215		2,089,711		1,989,828

		16,918,778		15,987,131		14,855,367		14,037,344

	~~W~~	291,427,557	~~W~~	284,904,067	US$	255,885,114	US$	250,157,228

See accompanying notes to consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD. AND ITS SUBSIDIARIES
CONSOLIDATED INCOME STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010 and 2009

					Translation into
	Korean won				U.S. dollars (Note 2)
	2010		2009		2010		2009
	(In millions, except for income				(In thousands, except for income
	per common share data)				per common share data)
OPERATING REVENUE INTEREST INCOME (Note 32):
Interest on due from banks	~~W~~	287,877	~~W~~	252,415	US$	252,768	US$	221,631
Interest on trading securities		695,807		810,901		610,947		712,004
Interest on available-for-sale securities		457,806		590,056		401,972		518,093
Interest on held-to-maturity securities		846,323		740,655		743,106		650,325
Interest on loans		11,700,415		11,894,153		10,273,435		10,443,545
Other		183,387		165,841		161,021		145,615

		14,171,615		14,454,021		12,443,249		12,691,213

GAIN ON VALUATION AND DISPOSAL OF SECURITIES:
Gain on valuation of trading securities		166,366		94,982		146,076		83,398
Gain on disposal of trading securities		477,266		492,255		419,059		432,220
Gain on redemption of available-for-sale securities		11,634		7,155		10,215		6,282
Gain on disposal of available-for-sale securities		934,137		748,173		820,210		656,926
Recovery of loss on impairment of available-for-sale securities (Note 11)		22,116		282		19,419		248
Gain on valuation of market index funds		11,689		203,379		10,263		178,575
Gain on disposal of market index funds		730,007		498,474		640,976		437,680

		2,353,215		2,044,700		2,066,218		1,795,329

GAIN ON VALUATION AND DISPOSAL OF LOANS:
Reversal of allowances for possible loan losses (Note 12)		7,826		2,605		6,871		2,287
Gain on disposal of loans (Note 12)		172,682		91,259		151,622		80,129

		180,508		93,864		158,493		82,416

GAIN ON FOREIGN EXCHANGE:
Gain on foreign exchange		6,523,730		16,077,345		5,728,097		14,116,555

FEES (Note 32):
Commissions		1,502,844		1,534,193		1,319,557		1,347,083
Guarantee fees		76,701		81,849		67,347		71,867
Commissions received on credit cards		35,404		32,725		31,086		28,734
Other		39,481		16,093		34,666		14,130

		1,654,430		1,664,860		1,452,656		1,461,814

DIVIDEND INCOME:
Dividends on trading securities		12,801		8,291		11,240		7,280
Dividends on available-for-sale securities		72,120		91,404		63,324		80,256

		84,921		99,695		74,564		87,536

(Continued)

WOORI FINANCE HOLDINGS CO., LTD. AND ITS SUBSIDIARIES
CONSOLIDATED INCOME STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2010 and 2009

					Translation into
	Korean won				U.S. dollars (Note 2)
	2010		2009		2010		2009
	(In millions, except for income				(In thousands, except for income
	per common share data)				per common share data)
INSURANCE INCOME :
Premium revenues	~~W~~	1,031,089	~~W~~	645,264	US$	905,338	US$	566,568
Reinsurance revenues		31,276		25,663		27,461		22,533

		1,062,365		670,927		932,799		589,101

OTHER OPERATING REVENUE (Note 32):
Reversal of other allowances		5,911		1,909		5,190		1,676
Gain on transaction of derivatives		5,840,653		14,553,813		5,128,328		12,778,833
Gain on valuation of derivatives (Note 35)		2,523,230		3,951,671		2,215,497		3,469,726
Gain on fair value hedged items		77,211		180,101		67,794		158,136
Trust management fees		73,682		71,276		64,696		62,583
Gain on securitization assets		47,634		45,314		41,825		39,788
Other		101,295		152,193		88,941		133,632

		8,669,616		18,956,277		7,612,271		16,644,374

		34,700,400		54,061,689		30,468,347		47,468,338

OPERATING EXPENSES INTEREST EXPENSE (Note 32):
Interest on deposits		5,056,498		5,499,707		4,439,809		4,828,964
Interest on borrowings		678,627		900,274		595,862		790,477
Interest on debentures		1,866,783		2,121,547		1,639,111		1,862,804
Interest on others		105,767		141,349		92,867		124,109

		7,707,675		8,662,877		6,767,649		7,606,354

LOSS ON VALUATION AND DISPOSAL OF SECURITIES:
Loss on valuation of trading securities		48,897		117,868		42,934		103,493
Loss on disposal of trading securities		277,642		336,213		243,781		295,209
Loss on redemption of available-for-sale securities		3,678		4,815		3,229		4,228
Loss on disposal of available-for-sale securities		10,448		141,313		9,174		124,078
Loss on impairment of available-for-sale securities (Note 11)		119,991		148,184		105,357		130,112
Loss on valuation of market index funds		124,116		730,040		108,979		641,004
Loss on disposal of market index funds		957,397		1,143,398		840,633		1,003,949

		1,542,169		2,621,831		1,354,087		2,302,073

LOSS ON VALUATION AND DISPOSAL OF LOANS:
Provision for possible loan losses (Note 12)		2,668,542		2,177,053		2,343,087		1,911,540
Loss on disposal of loans (Note 12)		208,135		317,506		182,751		278,783

		2,876,677		2,494,559		2,525,838		2,190,323

(Continued)

WOORI FINANCE HOLDINGS CO., LTD. AND ITS SUBSIDIARIES
CONSOLIDATED INCOME STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2010 and 2009

					Translation into
	Korean won				U.S. dollars (Note 2)
	2010		2009		2010		2009
	(In millions, except for income				(In thousands, except for income
	per common share data)				per common share data)
LOSS ON FOREIGN EXCHANGE:
Loss on foreign exchange	~~W~~	6,277,991	~~W~~	15,277,970	US$	5,512,329	US$	13,414,672

COMMISSIONS (Note 32):
Commissions in local currency		202,489		193,127		177,793		169,573
Commissions in foreign currencies		25,553		38,047		22,437		33,407
Commissions paid on credit cards		368,036		339,810		323,150		298,367

		596,078		570,984		523,380		501,347

INSURANCE EXPENSE :
Claims paid		238,518		198,531		209,428		174,318
Reinsurance premium expenses		33,094		26,552		29,058		23,314
Provision for policy reserves		723,887		381,686		635,602		335,136
Operating expenses		52,581		35,292		46,168		30,988
Others		99,574		76,307		87,430		67,001

		1,147,654		718,368		1,007,686		630,757

OTHER OPERATING EXPENSES (Note 32):
Salaries, employee benefits and provision for severance benefits		2,098,339		2,031,852		1,842,426		1,784,048
Rent		171,885		168,944		150,922		148,340
Entertainment expense		57,596		40,788		50,572		35,814
Depreciation and amortization (Notes 14 and 15)		342,327		342,254		300,577		300,513
Taxes and dues		145,151		149,573		127,448		131,331
Advertising		77,575		56,820		68,114		49,890
Telecommunications		64,461		67,792		56,599		59,524
Service fees		172,839		165,661		151,760		145,457
IT operating expenses		105,823		93,191		92,917		81,825
Stock compensation cost		—		976		—		857
Other administrative expenses		164,633		135,393		144,554		118,880
Provision for allowances for possible losses on acceptances and guarantees		16,795		34,767		14,747		30,527
Provision for allowances for unused credit line		65,551		36,364		57,556		31,929
Provision for other allowances		154,953		55,015		136,055		48,305
Loss on transaction of derivatives		5,900,197		14,996,864		5,180,610		13,167,850
Loss on valuation of derivatives (Note 35)		2,318,304		3,194,588		2,035,564		2,804,977
Loss on fair value hedged items		158,296		73,675		138,990		64,690
Deposit insurance fee		211,581		182,568		185,777		160,302
Funds contribution fee		341,823		339,321		300,134		297,937
Subsidy for trust accounts adjustment		149		232		131		204
Other expenses		145,144		165,201		127,442		145,053

		12,713,422		22,331,839		11,162,895		19,608,253

		32,861,666		52,678,428		28,853,864		46,253,779

(Continued)

WOORI FINANCE HOLDINGS CO., LTD. AND ITS SUBSIDIARIES
CONSOLIDATED INCOME STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2010 and 2009

					Translation into
	Korean won				U.S. dollars (Note 2)
	2010		2009		2010		2009
	(In millions, except for income				(In thousands, except for income
	per common share data)				per common share data)
OPERATING INCOME	~~W~~	1,838,734	~~W~~	1,383,261	US$	1,614,483	US$	1,214,559
NON-OPERATING INCOME (Note 26)		220,621		287,988		193,714		252,865
NON-OPERATING EXPENSES (Note 26)		264,204		211,431		231,982		185,645

INCOME BEFORE INCOME TAX EXPENSE		1,795,151		1,459,818		1,576,215		1,281,779
INCOME TAX EXPENSE (Note 27)		495,541		402,586		435,105		353,487
NET LOSS OF SUBSIDIARY BEFORE PURCHASE		—		(20,213)		—		(17,748)

INCOME FROM CONTINUING OPERATIONS		1,299,610		1,077,445		1,141,110		946,040
INCOME FROM DISCONTINUED OPERATIONS		—		38,328		—		33,654

NET INCOME	~~W~~	1,299,610	~~W~~	1,115,773	US$	1,141,110	US$	979,694

CONTROLLING INTEREST	~~W~~	1,194,979	~~W~~	1,026,024	US$	1,049,240	US$	900,890
MINORITY INTEREST		104,631		89,749		91,870		78,804

BASIC CONTROLLING NET INCOME PER COMMON SHARE (Note 28)	~~W~~	1,483	~~W~~	1,273	US$	1.30	US$	1.12

See accompanying notes to consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2010 and 2009

							Accumulated
							other
	Capital		Capital		Capital		comprehensive		Retained		Minority
Korean won	stock		surplus		adjustments		income		earnings		interests		Total
	(In millions)
January 1, 2009 (Reported)	~~W~~	4,030,077	~~W~~	186,959	~~W~~	(57,219)	~~W~~	724,366	~~W~~	7,323,149	~~W~~	2,101,271	~~W~~	14,308,603
Dividend		—		—		—		—		—		(59,965)		(59,965)
Net income		—		—		—		—		1,026,024		89,749		1,115,773
Changes in subsidiaries’ capital surplus		—		481		—		—		—		(131)		350
Additional acquisition of subsidiaries stock		—		(25,701)		—		—		—		(26,158)		(51,859)
Gain on valuation of available-for-sale securities		—		—		—		473,096		—		81,689		554,785
Valuation using the equity method on subsidiaries		—		—		—		19,263		—		(2,085)		17,178
Overseas business translation credit		—		174		—		(6,578)		(2,987)		(14,957)		(24,348)
Valuation on derivative instruments		—		—		—		9,219		—		15,268		24,487
Changes in minority interests		—		—		—		—		—		79,635		79,635
Others		—		17,575		3,018		—		—		1,899		22,492

December 31, 2009	~~W~~	4,030,077	~~W~~	179,488	~~W~~	(54,201)	~~W~~	1,219,366	~~W~~	8,346,186	~~W~~	2,266,215	~~W~~	15,987,131

(Continued)

WOORI FINANCE HOLDINGS CO., LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN
SHAREHOLDERS’ EQUITY (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2010 and 2009

							Accumulated
							other
	Capital		Capital		Capital		comprehensive		Retained		Minority
Korean won	stock		surplus		adjustments		income		earnings		interests		Total
	(In millions)
January 1, 2010 (Reported)	~~W~~	4,030,077	~~W~~	179,488	~~W~~	(54,201)	~~W~~	1,219,366	~~W~~	8,346,186	~~W~~	2,266,215	~~W~~	15,987,131
Dividend		—		—		—		—		(80,601)		(41,339)		(121,940)
Net income		—		—		—		—		1,194,979		104,631		1,299,610
Changes in subsidiaries’ capital surplus		—		1,287		—		—		—		2,269		3,556
Additional acquisition of subsidiaries stock		—		239		—		—		—		30,089		30,328
Gain on valuation of available-for-sale securities		—		—		—		(246,467)		—		1,997		(244,470)
Valuation using the equity method on subsidiaries		—		—		—		(23,187)		—		(1,991)		(25,178)
Overseas business translation credit		—		55		—		(4,132)		2,503		(6,117)		(7,691)
Valuation on derivative instruments		—		—		—		6,063		—		7,339		13,402
Changes in minority interests		—		—		—		—		—		19,396		19,396
Effect of consolidated tax return		—		(22,461)		(6,681)		—		—		—		(29,142)
Others		—		—		(3,707)		—		—		(2,517)		(6,224)

December 31, 2010	~~W~~	4,030,077	~~W~~	158,608	~~W~~	(64,589)	~~W~~	951,643	~~W~~	9,463,067	~~W~~	2,379,972	~~W~~	16,918,778

(Continued)

WOORI FINANCE HOLDINGS CO., LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN
SHAREHOLDERS’ EQUITY (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2010 and 2009

							Accumulated
Translation into							other
U.S. dollars	Capital		Capital		Capital		comprehensive		Retained		Minority
(Note 2)	stock		surplus		adjustments		income		earnings		interests		Total
	(In thousands)
January 1, 2009 (Reported)	US$	3,538,570	US$	164,158	US$	(50,241)	US$	636,022	US$	6,430,019	US$	1,845,000	US$	12,563,528
Dividend		—		—		—		—		—		(52,652)		(52,652)
Net income		—		—		—		—		900,890		78,804		979,694
Changes in subsidiaries’ capital surplus		—		422		—		—		—		(115)		307
Additional acquisition of subsidiaries stock		—		(22,567)		—		—		—		(22,967)		(45,534)
Gain on valuation of available-for-sale securities		—		—		—		415,397		—		71,726		487,123
Valuation using the equity method on subsidiaries		—		—		—		16,914		—		(1,831)		15,083
Overseas business translation credit		—		153		—		(5,776)		(2,622)		(13,133)		(21,378)
Valuation on derivative instruments		—		—		—		8,095		—		13,406		21,501
Changes in minority interests		—		—		—		—		—		69,923		69,923
Others		—		15,432		2,650		—		—		1,667		19,749

December 31, 2009	US$	3,538,570	US$	157,598	US$	(47,591)	US$	1,070,652	US$	7,328,287	US$	1,989,828	US$	14,037,344

(Continued)

WOORI FINANCE HOLDINGS CO., LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN
SHAREHOLDERS’ EQUITY (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2010 and 2009

							Accumulated
Translation into							other
U.S. dollars	Capital		Capital		Capital		comprehensive		Retained		Minority
(Note 2)	stock		surplus		adjustments		income		earnings		interests		Total
	(In thousands)
January 1, 2010 (Reported)	US$	3,538,570	US$	157,598	US$	(47,591)	US$	1,070,652	US$	7,328,287	US$	1,989,828	US$	14,037,344
Dividend		—		—		—		—		(70,771)		(36,297)		(107,068)
Net income		—		—		—		—		1,049,240		91,870		1,141,110
Changes in subsidiaries’ capital surplus		—		1,130		—		—		—		1,992		3,122
Additional acquisition of subsidiaries stock		—		210		—		—		—		26,419		26,629
Gain on valuation of available-for-sale securities		—		—		—		(216,408)		—		1,753		(214,655)
Valuation using the equity method on subsidiaries		—		—		—		(20,359)		—		(1,748)		(22,107)
Overseas business translation credit		—		48		—		(3,628)		2,197		(5,370)		(6,753)
Valuation on derivative instruments		—		—		—		5,324		—		6,444		11,768
Changes in minority interests		—		—		—		—		—		17,030		17,030
Effect of consolidated tax return		—		(19,722)		(5,866)		—		—		—		(25,588)
Others		—		—		(3,255)		—		—		(2,210)		(5,465)

December 31, 2010	US$	3,538,570	US$	139,264	US$	(56,712)	US$	835,581	US$	8,308,953	US$	2,089,711	US$	14,855,367

See accompanying notes to consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2010 and 2009

					Translation into
	Korean won				U.S. dollars (Note 2)
	2010		2009		2010		2009
	(In millions)				(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:

Net income	~~W~~	1,299,610	~~W~~	1,115,773	US$	1,141,110	US$	979,694
Adjustments to reconcile net income to net cash used in operating activities:

Loss on valuation of trading securities		48,897		117,868		42,934		103,493
Loss on impairment of available-for-sale securities		119,991		148,184		105,357		130,112
Loss on valuation of market index funds		124,116		730,040		108,979		641,004
Provision for possible loan losses		2,668,542		2,177,053		2,343,087		1,911,540
Provision for severance benefits		138,019		206,572		121,186		181,379
Depreciation and amortization		347,138		352,562		304,801		309,564
Stock compensation cost		—		976		—		857
Provision for policy reserves		723,887		381,686		635,602		335,136
Provision for allowances for possible losses on acceptances and guarantees		16,795		34,767		14,747		30,527
Provision for allowances for unused credit line		65,551		36,364		57,556		31,929
Provision for other allowances		154,953		55,015		136,055		48,305
Loss on transaction of derivatives		5,900,197		14,996,864		5,180,610		13,167,850
Loss on valuation of derivatives		2,318,304		3,194,588		2,035,564		2,804,977
Loss on fair value hedged items		158,296		73,675		138,990		64,690
Loss on valuation using the equity method of accounting		63,457		36,984		55,718		32,473
Loss on disposal of fixed assets		2,237		1,117		1964		980
Loss on impairment of other assets		4,486		13,278		3,939		11,658
Loss on disposal of other assets		527		—		463		0
Others		5,564		43,715		4,885		38,383
Gain on valuation of trading securities		(166,366)		(94,982)		(146,076)		(83,398)
Reversal of loss on impairment of available-for-sale securities		(22,116)		(282)		(19,419)		(248)
Gain on valuation of market index funds		(11,689)		(203,379)		(10,263)		(178,575)
Reversal of allowances for possible loan losses		(7,826)		(2,605)		(6,871)		(2,287)
Reversal of other allowances		(5,911)		(1,909)		(5,190)		(1,676)
Gain on transaction of derivatives		(5,840,653)		(14,553,813)		(5,128,328)		(12,778,833)
Gain on valuation of derivatives		(2,523,230)		(3,951,671)		(2,215,497)		(3,469,726)
Gain on fair value hedged items		(77,211)		(180,101)		(67,794)		(158,136)
Gain on valuation using the equity method of accounting		(100,303)		(53,689)		(88,070)		(47,141)
Gain on disposal of fixed assets		(12,302)		(140,130)		(10,802)		(123,040)
Gain on disposal of other assets		—		(161)		—		(141)
Reversal of negative goodwill		(156)		(21)		(137)		(18)

		4,093,194		3,418,565		3,593,990		3,001,638

(Continued)

WOORI FINANCE HOLDINGS CO., LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2010 and 2009

					Translation into
	Korean won				U.S. dollars (Note 2)
	2010		2009		2010		2009
	(In millions)				(In thousands)
Changes in operating assets and liabilities:

Decrease in present value discounts	~~W~~	(145)	~~W~~	(2,972)	US$	(127)	US$	(2,610)
Decrease (increase) in trading securities		1,678,345		(2,094,224)		1,473,654		(1,838,813)
Decrease (increase) in market index funds		2,134		(582,115)		1,874		(511,120)
Decrease (increase) in available-for-sale securities		(4,550,077)		5,593,545		(3,995,151)		4,911,357
Increase in held-to-maturity securities		(4,155,977)		(6,545,463)		(3,649,115)		(5,747,180)
Increase in loans		(1,397,401)		(2,016,192)		(1,226,974)		(1,770,298)
Decrease (increase) in guarantee deposits		(8,294)		43,612		(7,282)		38,293
Decrease (increase) in other accounts receivable		(55,625)		466,937		(48,841)		409,989
Decrease (increase) in accrued income		(90,390)		113,859		(79,366)		99,973
Decrease (increase) in prepaid expenses		23,178		(59,386)		20,351		(52,143)
Decrease (increase) in deferred income tax assets		(4,801)		456,927		(4,215)		401,200
Decrease (increase) in CMA assets		(881,751)		1,245,335		(774,213)		1,093,454
Decrease (increase) in accounts receivable on disposal of assets		(9,855)		1,281		(8,653)		1,125
Decrease (increase) in domestic exchange settlements debits		(538,332)		101,439		(472,677)		89,068
Decrease in sundry assets		39,643		534,821		34,808		469,594
Payment of severance benefits		(252,572)		(282,205)		(221,768)		(247,787)
Decrease in deposits in employee retirement trust		45,542		31,948		39,988		28,052
Increase in post-retirement pension plan asset		(25,869)		(473)		(22,714)		(415)
Decrease in transfers to the National Pension Fund		95		27		83		24
Increase (decrease) in other accounts payables		104,218		(676,065)		91,507		(593,612)
Increase (decrease) in accrued expenses		251,512		(702,217)		220,838		(616,575)
Increase (decrease) in income tax payable		45,992		(93,084)		40,383		(81,731)
Increase (decrease) in unearned revenue		3,292		(67,356)		2,891		(59,141)
Increase in deposits for letter of guarantees and others		117,969		19,092		103,582		16,764
Increase in foreign exchange remittance pending		205,220		111,463		180,191		97,869
Decrease in domestic exchange remittance pending		(304,670)		(1,823,506)		(267,513)		(1,601,112)
Increase (decrease) in deferred income tax liabilities		(10,177)		3,168		(8,936)		2,782
Decrease in borrowings from trust accounts		(755,436)		(1,528,796)		(663,303)		(1,342,344)
Increase (decrease) in allowance for possible losses on acceptances and guarantees		35		(84)		31		(74)
Increase in allowance for unused credit line		8		161		7		141
Increase (decrease) in other allowances		10,393		(72,355)		9,125		(63,531)
Increase in accounts for agency businesses		26,874		28,931		23,596		25,403
Increase (decrease) in liabilities incurred by agency relationship		421,089		(22,981)		369,733		(20,178)
(Continued)

WOORI FINANCE HOLDINGS CO., LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2010 and 2009

					Translation into
	Korean won				U.S. dollars (Note 2)
	2010		2009		2010		2009
	(In millions)				(In thousands)
Decrease in policy reserves	~~W~~	(110)	~~W~~	(247)	US$	(97)	US$	(217)
Increase (decrease) in sundry liabilities		(479,962)		174,478		(421,426)		153,198

		(10,545,905)		(7,642,697)		(9,259,729)		(6,710,595)

Net cash used in operating activities		(5,153,101)		(3,108,359)		(4,524,629)		(2,729,263)

CASH FLOWS FROM INVESTING ACTIVITIES:
Net decrease (increase) in restricted due from banks		(3,441,252)		5,895,914		(3,021,558)		5,176,850
Net increase in investments accounted for using the equity method of accounting		(68,664)		(314,237)		(60,290)		(275,913)
Net decrease in derivative instruments assets		9,003,099		26,501,293		7,905,083		23,269,201
Net increase in fixed assets		(125,351)		(41,899)		(110,063)		(36,789)
Net increase in intangible assets		(42,998)		(85,752)		(37,754)		(75,294)
Net increase in non-operating assets		(1,517)		(31,848)		(1,332)		(27,964)
Net decrease in operating lease assets		18,560		27,456		16,296		24,107
Net decrease in derivative instruments liabilities		(9,586,330)		(27,151,354)		(8,417,183)		(23,839,981)

Net cash provided by (used in) investing activities		(4,244,453)		4,799,573		(3,726,801)		4,214,217

CASH FLOWS FROM FINANCING ACTIVITIES:
Net increase in deposits		8,348,367		8,436,031		7,330,202		7,407,174
Net increase in borrowings		1,606,674		125,975		1,410,724		110,611
Net decrease in debentures in local currency		(3,583,192)		(3,684,922)		(3,146,187)		(3,235,510)
Net increase (decrease) in debentures in foreign currencies		(95,613)		505,727		(83,952)		444,049
Payment of dividends		(80,601)		—		(70,771)		—
Share issuance cost		—		(1,683)		—		(1,478)
Disposal (acquisition) of subsidiaries’ treasury stock		(180)		1,896		(158)		1,665
Net transaction of consolidated capital		—		(32,844)		—		(28,838)
Net increase in minority interests		7,252		20,641		6,368		18,124

Net cash provided by financing activities		6,202,707		5,370,821		5,446,226		4,715,797

CHANGES IN CONSOLIDATED ENTITIES		—		(187)		—		(164)

NET INCREASE (DECREASE) IN CASH AND DUE FROM BANKS		(3,194,847)		7,061,848		(2,805,204)		6,200,587

CASH AND DUE FROM BANKS, BEGINNING OF THE YEAR (Note 30)		14,234,530		7,172,682		12,498,490		6,297,903

CASH AND DUE FROM BANKS, END OF THE YEAR (Note 30)	~~W~~	11,039,683	~~W~~	14,234,530	US$	9,693,286	US$	12,498,490

See accompanying notes to consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010 and 2009
1. GENERAL
(1)	Woori Finance Holdings Co., Ltd.

Woori Finance Holdings Co., Ltd. (the “Company”) was incorporated on March 27, 2001, to engage in the business of managing the following five financial institutions: Woori Bank, Kyongnam Bank, Kwangju Bank, Woori Credit Card Co., Ltd. (formerly Peace Bank of Korea and merged into Woori Bank on March 31, 2004) and Woori Investment Bank (merged into Woori Bank on July 31, 2003), whose shares were contributed to the Company by the Korea Deposit Insurance Corporation (the “KDIC”) in accordance with the provisions of the Financial Holding Company Act. As a result of its functional restructuring, the Company owns 10 subsidiaries and 29 2nd-tier subsidiaries as of December 31, 2010.

Upon incorporation, the Company’s stock amounted to ~~W~~3,637,293 million, consisting of 727,458,609 common shares (~~W~~5,000 per share) issued and outstanding. As a result of several capital increases, exercise of warrants and conversion rights since incorporation, as of December 31, 2010, the Company’s stock amounted to ~~W~~4,030,077 million, consisting of 806,015,340 common shares issued and outstanding of which the KDIC owns 459,198,609 shares (56.97% ownership).

On June 24, 2002, the Company listed its common shares on the Korea Exchange. On September 29, 2003, the Company was registered with the Securities and Exchange Commission in the United States of America and listed its American Depositary Shares on the New York Stock Exchange.

(2)	The major subsidiaries of the Company as of December 31, 2010 and 2009 are as follows:

		2010		2009
		Number of	Percentage	Number of	Percentage	Financial
Parent		shares	of owner-	shares	of owner-	statements
companies	Subsidiaries	owned	ship (%)	owned	ship (%)	as of
Woori Finance Holdings Co., Ltd.	Woori Bank	765,956,580	100.0	765,956,580	100.0	Dec. 31
"	Kyongnam Bank	58,049,994	99.9	58,049,994	99.9	Dec. 31
"	Kwangju Bank	49,413,333	99.9	49,413,333	99.9	Dec. 31
"	Woori Finance Information System Co., Ltd.	900,000	100.0	900,000	100.0	Dec. 31
"	Woori F&I Co., Ltd.	6,000,000	100.0	6,000,000	100.0	Dec. 31
"	Woori Investment Securities Co., Ltd.	46,324,981	35.0	46,324,981	35.0	Dec. 31
"	Woori Asset Management Co., Ltd.	6,662,000	100.0	6,662,000	100.0	Dec. 31
"	Woori Private Equity Co., Ltd.	4,000,000	100.0	4,000,000	100.0	Dec. 31
"	Woori Financial Co., Ltd.	8,909,439	52.5	8,909,439	52.5	Dec. 31
"	Woori Aviva Life Insurance Co., Ltd. (*1)	7,601,091	51.6	3,060,000	51.0	Dec. 31
Woori Bank	Woori Credit Information Co., Ltd.	1,008,000	100.0	1,008,000	100.0	Dec. 31 (*12)
"	Woori America Bank (*1)	24,500,000	100.0	10,500,000	100.0	Dec. 31 (*12)
"	PT. Bank Woori Indonesia	1,618	95.2	1,618	95.2	Dec. 31 (*12)
"	Woori Global Market Asia Limited	39,000,000	100.0	39,000,000	100.0	Dec. 31 (*12)
"	Woori Bank (China) Limited	—	100.0	—	100.0	Dec. 31 (*12)
"	ZAO Woori Bank	19,999,999	100.0	19,999,999	100.0	Dec. 31 (*12)

		2010		2009
		Number of	Percentage	Number of	Percentage	Financial
Parent		shares	of owner-	shares	of owner-	statements
companies	Subsidiaries	owned	ship (%)	owned	ship (%)	as of
Woori F&I Co., Ltd.	Woori AMC Co., Ltd. (*3)	800,000	100.0	—	—	Dec. 31
"	Woori F&I Fifth Asset Securitization Specialty (*4)	—	—	92,500	100.0	Dec. 31
"	Woori F&I Sixth Asset Securitization Specialty	98,780	100.0	98,780	100.0	Dec. 31
"	Woori F&I Seventh Asset Securitization Specialty	105,300	100.0	105,300	100.0	Dec. 31
"	Woori F&I Tenth Asset Securitization Specialty (*2)	98,020	100.0	478,020	100.0	Dec. 31
"	Woori F&I Eleventh Asset Securitization Specialty (*3)	181,060	100.0	—	—	Dec. 31
"	Woori F&I Thirteenth Asset Securitization Specialty (*3)	477,443	94.6	—	—	Dec. 31
"	Woori SB Tenth Asset Securitization Specialty	410,711	50.0 +1share	410,711	50.0 +1share	Dec. 31
"	WR Investment America LLC (*5)	25,000,000	100.0	—	—	Dec. 31(*12)
Woori Investment Securities Co., Ltd.	Woori Futures Co., Ltd.	5,000,000	100.0	5,000,000	100.0	Dec. 31
"	Woori Investment Securities (H.K.) Ltd.	22,500,000	100.0	22,500,000	100.0	Dec. 31 (*12)
"	LG Investments Holding B.V. (Amsterdam) GG	1,642,398,242	100.0	1,642,398,242	100.0	Dec. 31 (*12)
"	MARS First Private Equity Fund	18,000,000	52.9	18,000,000	52.9	Dec. 31 (*12)
"	MARS Second Private Equity Fund (*6)	25,066,666,670	8.9	25,066,666,670	8.9	Dec. 31 (*12)
"	Connacht Capital Market Investment	15,000,000	100.0	15,000,000	100.0	Dec. 31 (*12)
"	Woori Investment Asia Pte. Ltd.	50,000,000	100.0	50,000,000	100.0	Dec. 31 (*12)
"	Woori Absolute Global Opportunity Fund (*1)	44,700	100.0	35,000	100.0	Dec. 31 (*12)
	Woori Absolute Return Investment Strategies Fund (*7)	30,000	100.0	—	—	Dec. 31 (*12)
	Woori CBV Securities Corporation (*3) (*8)	6,615,000	49.0	—	—	Dec. 31 (*12)
Woori, Kyongnam & Kwangju Bank, Woori Investment Securities, Woori F&I & Woori PE	Woori Private Equity Fund (*9)	141,372	61.0	149,937	61.0	Dec. 31
Woori Private Equity Fund	Kumho Investment Bank	74,550,000	41.4	74,550,000	41.4	Dec. 31
"	Woori Renaissance Holdings	1,260	51.6	1,260	51.6	Dec. 31
"	Phoenix Digital Tech	—	—	500,000	50.0	Dec. 31 (*12)
	Co., Ltd. (*10)
"	Woori BK Co., Ltd. (*4)	—	—	1,000	100.0	Dec. 31 (*12)
Woori Private Equity Fund & Kumho Investment Bank	Sahn Eagles LLC (*3)	52,523,601	65.6	—	—	Sep. 30

Woori Renaissance Holdings	UP Chemical Co., Ltd. (*11)	451,971	65.1	582,371	70.0	Dec. 31 (*12)

(*1)	The investee increased its capital in cash. As a result, the number of shares owned increased.

(*2)	The investee decreased its capital in cash. As a result, the number of shares owned decreased.

(*3)
In accordance with the Act on External Audit of Stock Companies, the Company has consolidated the investee since January 1, 2010 as total assets of the investee exceeded ~~W~~10 billion as of December 31, 2009.

(*4)
In accordance with the Act on External Audit of Stock Companies, the Company has excluded the investee from the consolidation scope and accounted for using the equity method since January 1, 2010 as total assets of the investee fell below ~~W~~10 billion as of December 31, 2009.

(*5)
WR Investment America LLC was incorporated by Woori F&I. In accordance with the Act on External Audit of Stock Companies, the investee has been consolidated since total capital stock as of its incorporation exceeded ~~W~~10 billion.

(*6)
As a General Partner of investee’s company, Woori Investment Securities Co., Ltd. has a right to make investment decisions while it holds less than 50% equity of Mars 2nd Private Equity Fund. Therefore, it has been consolidated.

(*7)
Woori Absolute Return Investment Strategies Fund was incorporated by Woori Investment Securities Co., Ltd. In accordance with the Act on External Audit of Stock Companies, the investee has been consolidated since total capital stock as of its incorporation exceeded ~~W~~10 billion.

(*8)	Bien Viet Securities Joint Stock Company changed its name to Woori CBV Securities Corporation for the year ended December 31, 2010.

(*9)	The investee returned a portion of the original capital pursuant to the investment agreement

(*10)
Phoenix Digital Tech Co., Ltd. is excluded from consolidation and accounted for using the equity method since the Company’s ownership in the investee is subject to disposal by the end of calendar year 2011 pursuant to the investment contract.

(*11)	Percentages of ownership decreased due to stock repurchase.

(*12)	The unaudited financial statements as of December 31, 2010 are used for the consolidation.
(3)	General information pertaining to the Company’s subsidiaries
a.	Woori Bank

Woori Bank was established in 1899 and has been engaged in the commercial banking business under the Korean Banking Law, trust business under the Trust Business Law, merchant bank services under the Merchant Bank Act and foreign exchange business with the approval from the Bank of Korea (the “BOK”) and the Ministry of Strategy and Finance (the “MOSF”). As of December 31, 2010, its issued common stock amounted to ~~W~~3,479,783 million consisting of 695,956,580 shares and its issued preferred stock amounted to ~~W~~350,000 million consisting of 70,000,000 shares. Woori Bank is wholly owned by the Company. In connection with the injection of public funds, Woori Bank and the KDIC have entered into an Agreement on the Implementation of the Business Plan. The head office of Woori Bank is located in Seoul, Korea. Woori Bank has 904 branches and offices in Korea, and 12 branches and offices overseas.

b.	Kyongnam Bank

Kyongnam Bank was incorporated on April 18, 1970 and has been engaged in the commercial banking business under the Korean Banking Law, trust business under the Trust Business Law and foreign exchange business with the approval from the BOK and the MOSF. As of December 31, 2010, Kyongnam Bank’s common stock amounted to ~~W~~290,250 million consisting of 58,050,037 shares of common stock issued and outstanding of which the Company owns 99.9% ownership. In connection with the injection of public funds, Kyongnam Bank and the KDIC have entered into an Agreement on the Implementation of the Business Plan. The head office of Kyongnam Bank is located in Masan, Korea. Kyongnam Bank has 148 branches and offices in Korea.

c.	Kwangju Bank

Kwangju Bank was established on October 7, 1968 and has been engaged in the commercial banking business under the Korean Banking Law, trust business under the Trust Business Law and foreign exchange business with the approval from the BOK and the MOSF. As of December 31, 2010, its common stock amounted to ~~W~~247,069 million consisting of 49,413,850 common shares issued and outstanding of which the Company owns 99.9% ownership. In connection with the injection of public funds, Kwangju Bank and the KDIC have entered into an Agreement on the Implementation of the Business Plan. Kwangju Bank’s head office is located in Kwangju, Korea. Kwangju Bank has 139 domestic branches and offices in Korea.

d.	Woori Finance Information System Co., Ltd.

Woori Finance Information System Co., Ltd. (“WFIS”) was established on April 17, 1989 and has been engaged in the business of installing computerized financial systems. On September 29, 2001, the Company purchased all of the common stock of WFIS from Woori Bank in accordance with the group’s functional restructuring, making WFIS a subsidiary of the Company. As of December 31, 2010, its common stock amounted to ~~W~~4,500 million consisting of 900,000 shares issued and outstanding, all of which are owned by the Company. The office of WFIS is located in Seoul, Korea.

e.	Woori F&I Co., Ltd.

Woori F&I Co., Ltd. (“Woori F&I”) was established on November 16, 2001 and has been engaged in the management, operation and disposition of securitization assets. On September 13, 2002, Woori F&I split off the asset management business segment and established Woori AMC Co., Ltd. (formerly Woori SB Asset Management Co., Ltd.). As a result, Woori F&I is engaged in the acquisition and disposition of securities issued by asset securitization specialty corporations, which are established based on the Act on Asset-Backed Securitization for the purpose of securitizing non-performing assets, and also engaged in the acquisition and disposition of equity in asset management corporations, which are established for the purpose of the management of non-performing assets. As of December 31, 2010, its common stock amounted to ~~W~~30,000 million consisting of 6,000,000 shares issued and outstanding, all of which are owned by the Company. The office of Woori F&I is located in Seoul, Korea.

f.	Woori Investment Securities Co., Ltd.

Woori Investment Securities Co., Ltd. (“Woori Investment Securities” or formerly, “LG securities”), whose shares are listed on the Korea Exchange, was established in 1969 to engage in trading, agency, brokerage and underwriting of securities. Woori Investment Securities became a subsidiary of the Company on December 24, 2004 as the Company acquired 26.92% of voting rights of LG Securities and was able to govern its management. LG Securities merged with Woori Securities on March 31, 2005 and changed its name to Woori Investment Securities. As of December 31, 2010, its issued common stock amounted to ~~W~~687,445 million consisting of 132,513,863 shares and preferred stock amounted to ~~W~~99,355 million consisting of 18,870,968 shares issued and outstanding, of which the Company owns 35.0% ownership. The head office of Woori Investment Securities is located in Seoul, Korea. Woori Investment Securities has 122 branches and offices in Korea and 5 overseas offices.

g.	Woori Asset Management Co., Ltd.

Woori Asset Management Co., Ltd. (“Woori Asset Management” or formerly, “Woori Credit Suisse Asset Management Co., Ltd”) established on March 26, 1988, has been engaged in securities investment trust management, investment advisory and mutual fund management. As the Company acquired 90% ownership interest of LG Investment Trust Management from Woori Investment Securities, it became a subsidiary of the Company on May 6, 2005. On May 31, 2005, LG Investment Trust Management merged with Woori Investment Trust Management and changed its name to Woori Asset Management Co., Ltd. On May 30, 2006, the Company sold 1,998,600 shares (30%) of Woori Asset Management to Credit Suisse and gain of ~~W~~34,604 million on the disposal of ownership interest in Woori CS was recorded in accumulated other comprehensive income and subsequently, Woori Asset Management changed its name to Woori CS. In addition, at the directors’ meeting on May 13, 2009 terminated the shareholders’ agreement between Woori Finance Holdings CO., Ltd and Credit Suisse Asset Management International Holding. Accordingly, the company changed its name from Woori Credit Suisse Asset Management Co., Ltd to Woori Asset Management. Woori Finances Holdings Co., Ltd acquired 1,998,600 shares (30%) from Credit Suisse Asset Management International Holding on October 28, 2009.

As of December 31, 2010, the number of issued and outstanding common shares and contributed capital of Woori Asset Management are 6,662,000 shares and ~~W~~33,310 million, respectively, of which the Company owns 100%. The head office of Woori Asset Management is located in Seoul, Korea.

h.	Woori Private Equity Co., Ltd.

Woori Private Equity Co., Ltd. (“Woori PE”), established on October 24, 2005, has been engaged in direct investment in private equity funds or investment advisory and management services. As of December 31, 2010, its common stock amounted to ~~W~~20,000 million consisting of 4,000,000 shares issued and outstanding, all of which are owned by the Company. The office of Woori PE is located in Seoul, Korea.

i.	Woori Financial Co., Ltd.

Woori Financial Co., Ltd. (“Woori Financial” or formerly, “Hanmi Capital” ), established on September 1989, has been engaged in lease, installment and factoring business. On September 14, 2007, the Company acquired 8,499,955 shares of Hanmi Capital at ~~W~~271,149 million. On October 26, 2007, Hanmi Capital changed its name to Woori Financial. As of December 31, 2010, the number of issued and outstanding common shares is 16,963,128 shares and contributed capital of Woori Financial amounts to ~~W~~84,816 million, of which the Company owns 52.5%. The office of Woori Financial is located in Suwon, Korea and Woori Financial has 15 branches in Korea.

j.	Woori Aviva Life Insurance Co., Ltd.

Woori Aviva Life Insurance Co., Ltd. (“Woori Aviva” or formerly, “LIG Life Insurance”,), established on March 4, 1988, has been engaged in life insurance and the related reinsurance business. On April 4, 2008, the Company acquired 3,060,000 shares of LIG Life Insurance at ~~W~~75,584 million and LIG Life Insurance changed its corporate name to Woori Aviva. As of December 31, 2010, the number of issued and outstanding common shares and contributed capital of Woori Aviva are 14,737,739 shares and ~~W~~73,689 million, respectively. The Company owns 51.6% of Woori Aviva’s outstanding common shares as of December 31, 2010. The office of Woori Aviva is located in Busan, Korea and Woori Aviva has 44 branches in Korea.

k.	Woori Credit Information Co., Ltd.

Woori Credit Information Co., Ltd. (“Woori CI”) was established on March 15, 1991 and has been engaged in the credit investigation and collection business under the Act on Use and Protection of Credit Information in the Republic of Korea. As of December 31, 2010, the common stock of Woori CI amounted to ~~W~~5,040 million consisting of 1,008,000 shares issued and outstanding, which is wholly owned by Woori Bank. The head office of Woori CI is located in Seoul, Korea. Woori CI has 16 branches and offices in Korea.

l.	Woori America Bank

Woori America Bank (“Woori America”) was established on January 7, 1984 and has been engaged in the banking business in New York, U.S.A. Woori America merged with Panasia Bank N.A. on September 11, 2003. As of December 31, 2010, its common stock amounted to US$70,000 thousand consisting of 24,500,000 shares issued and outstanding, and is wholly owned by Woori Bank.

m.	PT. Bank Woori Indonesia

PT. Bank Woori Indonesia (“Woori Indonesia”) was established on June 18, 1992 and has been engaged in the banking business in Indonesia. As of December 31, 2010, its common stock amounted to IDR 170,000 million consisting of 1,700 shares issued and outstanding of which Woori Bank owns 95.2% ownership.

n.	Woori AMC Co.,Ltd.

Woori AMC CO.,Ltd.( ”Woori AMC” or formerly, “Woori SB Asset Management Co.,Ltd.”) was established as an asset management company to specialize in asset securitization pursuant to the Act on Asset-Backed Securitization on September 14, 2002. Woori AMC has been engaged in the management, operation and disposition of securitization assets. On February 23, 2006, Woori F&I Co., Ltd. sold 392,000 shares (49%) of Woori CA Asset Management Co., Ltd. (“Woori CA”) and Woori CA changed its name to Woori SB. As of December 31, 2010, Woori AMC’s common stock amounted to ~~W~~4,000 million consisting of 800,000 shares issued and Woori F&I owns 100% ownership. The office of Woori AMC is located in Seoul, Korea.

o.	Woori Private Equity Fund

Woori Private Equity Fund (“Woori PEF”) was established on July 6, 2006, based on the Act on Capital Market and Financial Investment Business and has been engaged in investments involving private funding and intends to offer investment returns to investors by enhancing the investees’ value by participating in investees’ management and restructuring. As of December 31, 2010, the common stock of Woori PEF amounted to ~~W~~231,629 million consisting of 231,629 shares of which the Company’s subsidiaries own 61.0% of Woori PEF. Woori PE serves as a managing partner. The office of Woori PEF is located in Seoul, Korea.

p.	The information of other 2nd — tier subsidiaries as of December 31, 2010 is as follows (Korean won and VND in millions and U.S. dollar, EURO, HKD, CNY and RUB in thousands):

	Main			Number of	Date of
Subsidiaries	business	Capital		issued shares	establishment	Location
Woori Global Market Asia Limited	Financial business	HKD	39,000	39,000,000	2006.08.23	Hong Kong, China
Woori Bank (China) Limited	Banking	CNY	2,400,000	—	2007.10.26	Beijing, China
ZAO Woori Bank	Banking	RUB	500,000	20,000,000	2007.11.22	Moscow, Russia
Woori F&I Sixth Asset Securitization Specialty	Asset Securitization	~~W~~	494	98,780	2007.12.12	Seoul, Korea
Woori F&I Seventh Asset Securitization Specialty	Asset Securitization	~~W~~	527	105,300	2007.12.12	Seoul, Korea
Woori F&I Tenth Asset Securitization Specialty	Asset Securitization	~~W~~	2,390	478,020	2009.03.10	Seoul, Korea
Woori F&I Eleventh Asset Securitization Specialty	Asset Securitization	~~W~~	9,053	181,060	2009.06.02	Seoul, Korea
Woori F&I Thirteenth Asset Securitization Specialty	Asset Securitization	~~W~~	2,390	478,020	2009.03.10	Seoul, Korea
Woori SB Tenth Asset Securitization Specialty	Asset Securitization	~~W~~	4,107	821,421	2008.06.27	Seoul, Korea
WR Investment America LLC	Administration of NPL	USD	25,000	25,000,000	2010.12.17	California, USA
Woori Futures Co., Ltd.	Futures trading	~~W~~	25,000	5,000,000	1992.07.10	Seoul, Korea
Woori Investment Securities (H.K.) Ltd.	Securities	USD	22,500	22,500,000	1995.03.06	Hong Kong, China
LG Investment Holding B.V. (Amsterdam) GG	Securities investments	EURO	16,424	1,642,398,242	1996.10.18	Amsterdam, Holland
MARS First Private Equity Fund	Other financial business	~~W~~	34,000	34,000,000	2005.01.26	Seoul, Korea
MARS Second Private Equity Fund	Other financial business	~~W~~	282,000	282,000,000,000	2007.02.08	Seoul, Korea
Connacht Capital Market Investment	Securities investments	USD	150	15,000,000	1996.05.08	Malaysia
Woori Investment Asia Pte. Ltd.	Investments	USD	50,000	50,000,000	2007.09.20	Singapore
Woori Absolute Global Opportunity Fund	Securities investments	USD	35,000	35,000	2008.07.21	Cayman Island
Woori Absolute Return Investment Strategies Fund	Hedge fund investments	USD	30,000	30,000	2010.05.20	Cayman Island
Woori CBV Securities Corporation	Securities	VND	135,000	13,500,000	2009.09.30	Hanoi, Vietnam
Kumho Investment Bank	Credit financial business	~~W~~	89,951	179,902,850	1974.06.29	Kwangju, Korea
Woori Renaissance Holdings	Other financial business	~~W~~	24	2,440	2008.03.31	Seoul, Korea
Sahn Eagles LLC	Other financial business	USD	80,000	80,000	2009.05.26	New York, USA
UP Chemical Co.,Ltd.	Manufacturing	~~W~~	4,160	831,934	1998.08.13	Seoul, Korea

(4)	Affiliates of the Company and its subsidiaries accounted under the equity method of accounting as of December 31, 2010 and 2009 are as follows:

		2010		2009
		Number of	Percentage	Number of	Percentage	Financial
		shares	of owner-	shares	of owner-	statements
Investors	Investees	owned	ship (%)	owned	ship (%)	as of
Woori Bank & Kyongnam Bank	BC Card Co., Ltd.	1,303,920	29.6	1,303,920	29.6	Dec. 31 (*15)
Woori, Kyongnam & Kwangju Bank	Korea Credit Bureau	180,000	9.0	180,000	9.0	Dec. 31 (*15)
Woori Bank	Korea Finance Security Co., Ltd.	183,870	15.3	183,870	15.3	Dec. 31 (*15)
"	Woori Service Networks Co., Ltd.	4,704	4.9	4,704	4.9	Dec. 31 (*15)
"	Woori SME First ABS Co., Ltd. (*1)	—	—	82,960	5.0	Dec. 31 (*15)
"	Korea BTL Infrastructure Fund (*2)	56,729,211	100.0	55,152,422	100.0	Dec. 31 (*15)
Woori Investment Securities	Woori Investment Securities Int'l Ltd.	5,788,000	100.0	5,788,000	100.0	Dec. 31 (*15)
	Woori Investment Securities America, Inc.	300	100.0	300	100.0	Dec. 31 (*15)
	High Technology Venture Investment (*1)	—	—	19,000	42.9	Dec. 31 (*15)
	Global Technology Investment (*1)	—	—	65,000	50.0	Dec. 31 (*15)
"	Woori Absolute Partners Pte.Ltd	5,000,000	100.0	5,000,000	100.0	Dec. 31 (*15)
"	Woori Korindo Securities Indonesia (*2)	114,000,000	60.0	90,000,000	60.0	Dec. 31 (*15)
"	Woori CBV Securities Corporation (*4)	—	—	6,615,000	49.0	Dec. 31 (*15)
Woori F&I	Woori AMC Co., Ltd. (*4)	—	—	800,000	100.0	Dec. 31
"	Woori SB Fifth Asset Securitization Specialty	171,456	30.0	171,456	30.0	Dec. 31
"	Woori SB Sixth Asset Securitization Specialty (*1)	—	—	200,742	30.0	Dec. 31 (*15)
"	Woori SB Seventh Asset Securitization Specialty (*1)	—	—	165,760	40.0	Dec. 31 (*15)
"	Woori SB Eighth Asset Securitization Specialty	149,336	40.0	149,336	40.0	Dec. 31
"	Woori SB Ninth Asset	38,142	45.0	119,142	45.0	Dec. 31
	Securitization Specialty (*11)
"	Woori SB Eleventh Asset	103,527	45.0	157,527	45.0	Dec. 31
	Securitization Specialty (*11)
"	Woori SB Twelfth Asset	19,544	40.0	157,544	40.0	Dec. 31
	Securitization Specialty (*11)
"	Woori F&I Fifth Asset	48,500	100.0	—	—	Dec. 31
	Securitization Specialty (*3)
"	Woori F&I Eighth Asset	19,600	100.0	140,000	100.0	Dec. 31
	Securitization Specialty (*11)
"	Woori F&I Ninth Asset	—	—	34,260	100.0	Dec. 31 (*15)
	Securitization Specialty (*1)
"	Woori F&I Eleventh Asset	—	—	181,060	100.0	Dec. 31
	Securitization Specialty (*4)
"	Woori F&I Twelfth Asset	—	—	120	40.0	Dec. 31 (*15)
	Securitization Specialty (*1)
"	Woori F&I Thirteenth Asset	—	—	1,044,860	94.6	Dec. 31
	Securitization Specialty (*4)
"	Woori F&I Fourteenth Asset	30,160	100.0	—	—	Dec. 31
	Securitization Specialty (*5)
"	Woori F&I Fifteenth Asset	120	40.0	—	—	Dec. 31
	Securitization Specialty (*7)
"	Woori F&I Sixteenth Asset	103,620	100.0	—	—	Dec. 31
	Securitization Specialty (*5)
"	Woori F&I Seventeenth Asset	17,500	100.0	—	—	Dec. 31
	Securitization Specialty (*5)

		2010		2009
		Number of	Percentage	Number of	Percentage	Financial
		shares	of owner-	shares	of owner-	statements
Investors	Investees	owned	ship (%)	owned	ship (%)	as of
"	Woori F&I Eighteenth Asset
	Securitization Specialty (*5)	5,600	100.0	—	—	Dec. 31 (*15)
Woori F&I	Woori Stream Second Asset Securitization Specialty (*11)	143,088	40.0	155,088	40.0	Dec. 31
"	Woori Stream Third Asset Securitization Specialty (*11)	132,472	40.0	152,472	40.0	Dec. 31
"	Woori Stream Fourth Asset Securitization Specialty (*11)	129,808	40.0	193,808	40.0	Dec. 31
"	Woori Marine Third Asset Securitization Specialty (*1)	—	—	72,834	30.0	Dec. 31 (*15)
"	Woori BC Pegasus Asset Securitization Specialty	581,580	30.0	581,580	30.0	Dec. 31
"	Hiking-Woori Capital	245,000	49.0	245,000	49.0	Dec. 31
"	Woori-Consus Capital	220,000	44.0	220,000	44.0	Dec. 31
"	Woori HB First Asset Securitization Specialty	3,712	40.0	3,712	40.0	Dec. 31 (*15)
"	Woori HB Second Asset Securitization Specialty	8,888	40.0	8,888	40.0	Dec. 31 (*15)
"	Woori Tomato First Asset	—	—	120	40.0	Dec. 31
	Securitization Specialty (*1)
"	Woori Tomato Second Asset
	Securitization Specialty (*7)	135	45.0	—	—	Dec. 31
"	Woori Piastone Bridge Asset Securitization Specialty	54,336	40.0	54,336	40.0	Dec. 31
"	Woori EA First Asset Securitization Specialty	8,000	40.0	8,000	40.0	Dec. 31
"	Woori EA Second Asset Securitization Specialty (*7)	8,000	40.0	—	—	Dec. 31
"	Woori EA Third Asset Securitization Specialty (*6)	227,808	70.0	—	—	Dec. 31
"	Woori EA Fourth Asset Securitization Specialty (*6)	185,920	70.0	—	—	Dec. 31
"	Woori EA Fifth Asset Securitization Specialty (*6)	112,000	70.0	—	—	Dec. 31
"	Woori EA Sixth Asset Securitization Specialty (*7)	8,000	40.0	—	—	Dec. 31
"	Woori EA Seventh Asset Securitization Specialty (*7)	5,652	45.0	—	—	Dec. 31
"	Woori EA Eighth Asset Securitization Specialty (*6)	18,105	51.0	—	—	Dec. 31
"	Woori EA Ninth Asset Securitization Specialty (*7)	8,000	40.0	—	—	Dec. 31 (*15)
"	CW Two Partners Co., Ltd. (*7)	12,999	50.0	—	—	Dec. 31 (*15)
"	Kamco Fifth Asset	87,013	24.0	—	—	Dec. 31
	Securitization Specialty (*7)
"	Kamco Sixth Asset	212,553	45.0	—	—	Dec. 31
	Securitization Specialty (*7)
"	Kamco Seventh Asset Securitization Specialty (*7)	51,417	45.0	—	—	Dec. 31
"	Chungdo Woori Century Security Corp. (*7)	49,987,530	49.5	—	—	Dec. 31
"	WR Loan Inc. (*5)	2,000	100.0	—	—	Dec. 31 (*15)
"	Woori Fine First Asset Securitization Specialty (*7)	135,900	45.0	—	—	Dec. 31 (*15)
MARS First & MARS INS First, Ltd.	Sempio Foods Company	1,465,446	33.0	1,465,446	33.0	Dec. 31 (*15)
MARS First	MARS INS First, Ltd.	12,500	100.0	12,500	100.0	Dec. 31 (*15)
MARS Second	Seoul Lakeside Co., Ltd.	76,000	47.5	76,000	47.5	Dec. 31 (*15)
Woori PEF	Woori EL Co., Ltd.	1,010	100.0	1,010	100.0	Dec. 31 (*15)
"	BK LCD Co., Ltd. (*14)	—	—	2,644,426	24.5	—

		2010		2009
		Number of	Percentage	Number of	Percentage	Financial
		shares	of owner-	shares	of owner-	statements
Investors	Investees	owned	ship (%)	owned	ship (%)	as of
"	Bonghwang Semiconductor Yuhan Gongsa (*12)	—	30.0	—	31.4	Sep. 30 (*15)
"	Phoenix Digital Tech Co., Ltd.	500,000	50.0	—	—	Dec. 31 (*15)
	(*13)
Woori PEF	Woori BK Co., Ltd.(*3)	1,000	100.0	—	—	Dec. 31 (*15)
Woori PEF & Kumho Investment Bank	Sahn Eagles LLC(*4)	—	—	51,027,331	63.8	—
Woori Private Equity	Two Eagles LLC(*8)	40,293	10.0	—	—	Sep. 30
Kumho Investment Bank	Two Eagles KIB LLC(*9)	—	100.0	—	—	Sep. 30
Woori, Kyongnam & Kwangju Bank, Woori Financial, Woori Aviva, Woori PE	Woori Blackstone Korea Opportunity First (*10)	2,800	46.2	—	—	Dec. 31 (*15)

(*1)	The investee has been liquidated during the year ended December 31, 2010.

(*2)	The investee increased its capital in cash. As a result, the number of shares owned increased.

(*3)
In accordance with the Act on External Audit of Stock Companies, the Company has excluded the investee from the consolidation scope and accounted for using the equity method since January 1, 2010 as total assets of the investee fell below ~~W~~10 billion as of December 31, 2009.

(*4)
In accordance with the Act on External Audit of Stock Companies, the Company has consolidated the investee since January 1, 2010 as total assets of the investee exceeded ~~W~~10 billion as of December 31, 2009.

(*5)
Woori F&I acquired each 100% ownership interest of Woori F&I Fourteenth Asset Securitization Specialty, Woori F&I Sixteenth Asset Securitization Specialty, Woori F&I Seventeenth Asset Securitization Specialty, Woori F&I Eighteenth Asset Securitization Specialty, WR Loan Inc. They are excluded from consolidation and accounted for using the equity method of accounting since each of their total capital stock at incorporation did not exceed ~~W~~10 billion.

(*6)
Woori F&I acquired each 70% ownership interest of Woori EA Third Asset Securitization Specialty, Woori EA Fourth Asset Securitization Specialty, Woori EA Fifth Asset Securitization Specialty and 51% ownership interest of Woori EA Eighth Asset Securitization Specialty. They are excluded from consolidation and accounted for using the equity method of accounting since each of their total capital stock at incorporation did not exceed ~~W~~10 billion.

(*7)
In the years ended December 31, 2010, Woori F&I acquired Woori F&I Fifteenth Asset Securitization Specialty, Woori Tomato Second Asset Securitization Specialty, Woori EA Second Asset Securitization Specialty, Woori EA Sixth Asset Securitization Specialty, Woori EA Seventh Asset Securitization Specialty, Woori EA Ninth Asset Securitization Specialty, CW Two Partners Co., Ltd., Kamco Fifth Asset Securitization Specialty, Kamco Sixth Asset Securitization Specialty, Kamco Seventh Asset Securitization Specialty, Chungdo Woori Century Security Corp. and Woori Fine First Asset Securitization Specialty.

(*8)
Woori PE acquired 10.0% ownership interest of Two Eagles LLC. The Company has significant influence through Two Eagles KIB LLC, which is 100% owned by Kumho Investment Bank who holds 45% ownership interest of Two Eagles LLC.

(*9)
Kumho Investment Bank acquired 100% ownership interest of Two Eagles KIB LLC. Two Eagles KIB LLC is excluded from consolidation and accounted for using the equity method of accounting since its total capital stock at incorporation did not exceed ~~W~~10 billion.

(*10)	Woori Bank, Kyongnam Bank and Kwangju Bank, Woori Financial, Woori Aviva and Woori PE collectively acquired 46.2% ownership interest of Woori Blackstone Korea Opportunity First.

(*11)	The investees reduced their capital for the year ended December 31, 2010. As a result, the ownership interest owned decreased.

(*12)	The investees increased its capital in cash unequally as of December 31, 2010. As a result, the ownership interest owned decreased.

(*13)
Phoenix Digital tech Co. Ltd. is excluded from consolidation and accounted for using the equity method since the company’s ownership in the investee is subject to disposal by the end of calendar year 2011 pursuant to the investment contract.

(*14)	The entity was excluded from the equity method accounting as shares owned by the Company after considering effects of preferred stocks with a voting right have became less than 20%.

(*15)	The financial statements as of December 31, 2010 are not audited.

(5)	General information pertaining to affiliates of the Company and its subsidiaries accounted for using the equity method of accounting is as follows (Korean won in millions, US Dollars in thousands):

							The rationale of
				Number of	Established		application of equity
Investees	Main business	Capital		issued shares	date	Location	method of accounting
BC Card Co., Ltd.	Credit card & installment financing		44,000	4,400,000	Sep. 7, 1983	Seoul, Korea	Percentage of ownership exceeds 20%.
Korea Credit Bureau	Investigation and reference of credit information of individuals		10,000	2,000,000	Oct. 1, 2005	Seoul, Korea	Significant influence over the investee
Korea Finance Security Co., Ltd.	Security service /Investment		6,000	1,200,000	Dec. 7, 1990	Seoul, Korea	The Banking Act
Woori Service Networks Co., Ltd.	Freight & staffing services		480	96,000	Aug. 1, 2005	Seoul, Korea	The investee’s material transaction with the investor
Korea BTL Infrastructure Fund	Financial business		275,762	55,152,422	May 19, 2006	Seoul, Korea	Percentage of ownership exceeds 20%.
Woori Investment Securities Int’l Ltd.	Financial investment	USD	5,788	5,788,000	Aug. 15, 1991	London	"
Woori Investment Securities America, Inc.	"	USD	0.003	300	Jun. 18, 1992	New York	"
Woori Absolute Partners Pte. Ltd	"	USD	5,000	50,000,000	May 29, 2008	Singapore	"
Woori Korindo Securities Indonesia	Securities investment	USD	4,587	150,000,000	Mar. 3, 2009	Indonesia	"
Woori CBV Securities Corporation	"	USD	7,564	13,500,000	Dec. 1, 2006	Vietnam	"
Woori SB Fifth Asset Securitization Specialty	"		2,858	571,520	Dec. 14, 2005	Seoul, Korea	"
Woori SB Eighth Asset Securitization Specialty	"		1,867	373,340	Jun. 1, 2007	Seoul, Korea	"
Woori SB Ninth Asset Securitization Specialty	"		424	84,760	Jun. 5, 2008	Seoul, Korea	"
Woori SB Eleventh Asset Securitization Specialty	"		1,150	230,060	Sep. 10, 2008	Seoul, Korea	"
Woori SB Twelfth Asset Securitization Specialty	"		1,369	273,860	Oct. 9, 2008	Seoul, Korea	"
Woori F&I Fifth Asset Securitization Specialty	"		243	48,500	Apr. 26, 2007	Seoul, Korea	"
Woori F&I Eighth Asset Securitization Specialty	"		98	19,600	Mar. 6, 2008	Seoul, Korea	"
Woori F&I Fourteenth Asset Securitization Specialty	"		151	30,160	Mar. 8, 2010	Seoul, Korea	"
Woori F&I Fifteenth Asset Securitization Specialty	"		10	2,000	Jun. 10, 2010	Seoul, Korea	"
Woori F&I Sixteenth Asset Securitization Specialty	"		518	103,620	Jun. 10, 2010	Seoul, Korea	"
Woori F&I Seventeenth Asset Securitization Specialty	"		88	17,500	Sep. 2, 2010	Seoul, Korea	"
Woori F&I Eighteenth Asset Securitization Specialty	"		28	5,600	Dec. 3, 2010	Seoul, Korea	"
Woori Stream Second Asset Securitization Specialty	"		1,939	357,720	Mar. 5, 2007	Seoul, Korea	"
Woori Stream Third Asset Securitization Specialty	"		1,906	331,180	Sep. 5, 2007	Seoul, Korea	"
Woori Stream Fourth Asset Securitization Specialty	"		2,423	324,520	Dec. 5, 2007	Seoul, Korea	"

						The rationale of
			Number of	Established		application of equity
Investees	Main business	Capital	issued shares	date	Location	method of accounting
Woori BC Pegasus Asset Securitization Specialty	Securities investment	9,693	1,938,600	Aug. 20, 2004	Seoul, Korea	Percentage of ownership exceeds 20%.
Hiking-Woori Capital	"	USD 500	500,000	Nov. 28, 2006	China	"
Woori-Consus Capital	"	USD 500	500,000	Oct. 29, 2007	China	"
Woori HB First Asset Securitization Specialty	"	46	9,280	Mar. 10, 2009	Seoul, Korea	"
Woori HB Second Asset Securitization Specialty	"	111	22,220	Jun. 8, 2009	Seoul, Korea	"
Woori Tomato Second Asset Securitization Specialty	"	10	2,000	Sep. 2, 2010	Seoul, Korea	"
Woori Piastone Bridge Asset Securitization Specialty	"	679	135,840	Sep. 9, 2009	Seoul, Korea	"
Woori EA First Asset Securitization Specialty	"	100	20,000	Dec. 9, 2009	Seoul, Korea	"
Woori EA Second Asset Securitization Specialty	"	100	20,000	Dec. 9, 2009	Seoul, Korea	"
Woori EA Third Asset Securitization Specialty	"	100	325,440	Dec. 9, 2009	Seoul, Korea	"
Woori EA Fourth Asset Securitization Specialty	"	100	265,600	Dec. 9, 2009	Seoul, Korea	"
Woori EA Fifth Asset Securitization Specialty	"	100	160,000	Dec. 9, 2009	Seoul, Korea	"
Woori EA Sixth Asset Securitization Specialty	"	100	20,000	Dec. 9, 2009	Seoul, Korea	"
Woori EA Seventh Asset Securitization Specialty	"	100	12,560	Dec. 9, 2009	Seoul, Korea	"
Woori EA Eighth Asset Securitization Specialty	"	100	35,500	Dec. 9, 2009	Seoul, Korea	"
Woori EA Ninth Asset Securitization Specialty	"	100	20,000	Dec. 9, 2009	Seoul, Korea	"
CW Two Partners Co., Ltd.	"	130	26,000	Mar. 15, 2010	Seoul, Korea
Kamco Fifth Asset Securitization Specialty	"	1,291	258,200	Jun. 11, 2010	Seoul, Korea	"
Kamco Sixth Asset Securitization Specialty	"	2,372	474,340	Jun. 11, 2010	Seoul, Korea	"
Kamco Seventh Asset Securitization Specialty	"	581	116,260	Jun. 11, 2010	Seoul, Korea	"
Chungdo Woori Century Security Corp.	"	16,534	100,984,910	Mar. 31, 2010	China	"
CW Two Partners Co., Ltd.	"	10	26,000	Oct. 21, 2010	Seoul, Korea	"
Woori Fine First Asset Securitization Specialty	"	1,520	304,000	Nov. 26, 2010	Seoul, Korea	"
MARS INS First, Ltd.	"	34,000	34,000,000	Mar. 26, 2008	Seoul, Korea	"
SEMPIO Foods Company	Food & beverages manufacturing	4,444	4,444,000	Dec. 9, 1971	Seoul, Korea	"
Seoul Lakeside Co., Ltd.	Hotel	1,600	160,000	Aug. 22, 1986	Gyeonggi-do, Korea	"
Woori EL, Ltd.	Other financial business	20,200	1,010	Dec. 24, 2007	Seoul, Korea	"
BK LCD Co., Ltd.	Manufacturing	5,400	10,800,983	Dec. 10, 2009	Gyeonggi-do, Korea	"
Bonghwang Semiconductor Yuhan Gongsa	"	40	—	Mar. 2, 2004	China	"
Phoenix Digital Tech Co., Ltd.	"	5,000	1,000,000	May 15, 1992	Korea	"
Woori BK Co., Ltd.	Other financial business	10	1,000	Dec. 10, 2009	Seoul, Korea	"

							The rationale of
				Number of	Established		application of equity
Investees	Main business	Capital		issued shares	date	Location	method of accounting
Sahn eagles LLC	"	USD	603	40,293	May 28, 2009	Unites States	"
Sahn eagles KIB LLC	"	USD	90	—	Nov. 5, 2009	Unites States	"
Woori Blackstone Korea Opportunity First	Securities investment		6,061	6,061	Dec. 31, 2009	Seoul, Korea	"
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Financial Statement Presentation
The Company and its subsidiaries (excluding foreign subsidiaries) maintain its official accounting records in Korean won and prepare statutory consolidated financial statements in the Korean language (Hangul) in conformity with the accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company and its subsidiaries that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying financial statements have been restructured and translated into English from the Korean language financial statements. Certain information included in the Korean language financial statements, but not required for a fair presentation of the Company’s financial position, results of operations, change in shareholders’ equity or cash flows, is not presented in the accompanying financial statements.
The accompanying financial statements are stated in Korean won, the currency of the country in which the Company is incorporated and operates. The translation of Korean won amounts into U.S. dollar amounts is included solely for the convenience of readers outside of the Republic of Korea and has been made at the rate of ~~W~~1,138.9 to US$1.00 at December 31, 2010, the Base Rate announced by Seoul Money Brokerage Service, Ltd. Such translations should not be construed as representations that the Korean won amounts could be converted into U.S. dollars at that or any other rate.
a.	Consolidation accounting
1) Investment and equity account elimination and inter-company transaction elimination
The Company’s investments in subsidiaries and equity accounts of subsidiaries were eliminated as of the date the Company obtained control of the subsidiaries. The differences between acquisition costs and proportionate net assets value on the acquisition date are recorded either in goodwill or negative goodwill. Goodwill is amortized using the straight-line method over 20 years or less. Negative goodwill arising with respect to identifiable non-monetary assets is recognized as income, as economic benefit embodied therein flow to the acquirer (when the assets are amortized or disposed). Negative goodwill in excess of the fair value of non-monetary assets, which is deemed arising from purchasing monetary assets at a lower price, is immediately recognized as a gain.
If additional shares are purchased after control of the subsidiaries is obtained, the differences between acquisition costs and net assets acquired are credited or charged to capital surplus. If the acquisition date is not the normal financial reporting date, the nearest accounting closing date to the actual acquisition date is deemed as the acquisition date.
All significant inter-company transactions are eliminated in the consolidated financial statements.
2) Translation of financial statements of overseas subsidiaries subject to consolidation
The Korean won amounts presented in the financial statements of the overseas consolidated subsidiaries were computed by translating U.S. dollar into Korean won based on the Base Rate or Cross Rate ($1.00 to ~~W~~1,138.9 and ~~W~~1,167.6 at December 31, 2010 and 2009, respectively) published by Seoul Money Brokerage Service, Ltd.

3) Investment securities accounted for using the equity method of accounting
If the Company and its subsidiaries own 20% (15% for a bank subsidiary) or more of voting shares of its investees, either directly or indirectly, the Company and its subsidiaries are presumed to have significant influence on the investees’ management and accordingly, the investment equity securities in those investees are accounted for using the equity method of accounting. Investment equity securities are initially stated at their acquisition costs including incidental cost incurred in connection with acquisition of the related securities.
The excess of the acquisition cost over the proportionate net asset value on the acquisition date is amortized using the straight-line method over 20 years or less. The excess of the proportionate net asset value over the acquisition cost arising with respect to identifiable non-monetary assets are recognized as income, as economic benefits embodied therein flow to the acquirer (when the assets are amortized or disposed). The amount of the excess of the proportionate net asset value over the acquisition cost in excess of the fair value of non-monetary assets, which is deemed arising from purchasing monetary assets at a lower price, is immediately recognized as a gain.
The Company and its subsidiaries’ interest in net assets of investees are added to or deducted from the investment securities. The Company and its subsidiaries’ interest in net income or net loss of investees are reflected in current operations. Changes in retained earnings of the investees are reflected in the retained earning account and changes in capital surplus or accumulated other comprehensive income of the investees are reflected in the accumulated other comprehensive income account of the Company and its subsidiaries.
4) Date of the consolidated financial statements
The accompanying financial statements are stated as of December 31, 2010 and 2009. In case the date of the statements of financial position of affiliates differs from that of the Company, the Company used the statements of financial position of affiliates as of December 31, 2010 and 2009, and the related statements of income for the years ended December 31, 2010 and 2009 for consolidation purposes.
5) Minority interests
Minority interests in the net assets of consolidated subsidiaries are presented within equity and identified separately from the Company’s interests in subsidiaries. In addition, the Company and its subsidiaries present net income of the consolidated entity in the consolidated income statement and show the net income attributable to controlling interest and minority interest, separately.
b.	Securities (excluding investment securities accounted for using the equity method of accounting)
Debt and equity securities are initially stated at their acquisition costs (fair value of considerations paid) including incidental costs incurred in connection with acquisition of the related securities using the moving average method and classified into trading, available-for-sale or held-to-maturity securities, based on the intent with respect to those securities. The Company and its subsidiaries classify securities as trading securities when those securities are held principally for the purpose of selling them in the near term. When the Company and its subsidiaries have the positive intent to hold such securities to maturity and the ability to do so, the debt securities are classified as held-to-maturity securities. All other securities are classified as available-for-sales securities.
The Company and its subsidiaries’ accounting for securities, except for the equity securities accounted for using the equity method of accounting, are as follows:
1) Trading securities
Trading securities are stated at fair value with gains or losses on valuation charged to current operations.
2) Available-for-sale securities
Securities classified as available-for-sale are stated at fair value. Unrealized gains or losses on valuation of available-for-sale securities are included in accumulated other comprehensive income and the accumulated unrealized gains or losses are reflected in net income when the securities are sold or written down.

Equity securities without readily determinable fair value can be stated at acquisition cost on the financial statement if the fair value of the securities is not reliably determinable.
The declines in the fair value (or recoverable value) of individual available-for-sale securities below their acquisition or amortized cost that are other than temporary, result in write-downs of the individual securities to their fair value. Factors in determining whether such declines in value are other than temporary are considered on each date of the statement of financial position. The Company and its subsidiaries recognize the write-downs, estimating the recoverable value of individual available-for-sale securities unless there is a clear evidence to indicate that such write-downs are not deemed necessary. The related write-downs are recorded in current operations as loss on impairment of available-for-sale securities.
3) Held-to-maturity securities
Held-to-maturity securities are presented at acquisition cost after premiums or discounts for debt securities are amortized or accreted, respectively. The Company and its subsidiaries recognize write-downs resulting from the declines in the fair value, which is computed by discounting expected cash flows (recoverable cash flows) using the effective interest rate on the acquisition date, below their book value on the date of the statement of financial position and carry those securities at the fair value. The related write-downs are recorded in current operations as loss on impairment of held-to-maturity securities.
4) Reversal of loss on impairment of available-for-sale and held-to-maturity securities
For available-for-sale securities, the reversal is recorded in current operations up to the previously recognized impairment loss as a reversal of loss on impairment of available-for-sale securities, and any excess is included in accumulated other comprehensive income as a gain on valuation of available-for-sale securities. However, if the increases in the fair value of the impaired securities are not regarded as a reversal of the impairment, the increases in the fair value are recorded in accumulated other comprehensive income. For equity securities without readily determinable fair value, which were impaired based on the net asset value, the reversal is recorded up to their acquisition cost. For held-to-maturity securities, the reversal is recorded in current operations up to the amount previously recognized impairment loss as a reversal of loss on impairment of held-to-maturity securities.
5) Reclassification of securities
If the objective and ability to hold securities of the Company and its subsidiaries change, available-for-sale securities can be reclassified to held-to-maturity securities and held-to-maturity securities can be reclassified to available-for-sale securities. Whereas, if the Company and its subsidiaries sell held-to-maturity securities, exercise a right to prepay or reclassify held-to-maturity securities to available-for-sale securities within the three fiscal years, all debt securities that are owned or purchased cannot be classified as held-to-maturity securities. On the other hand, trading securities cannot be reclassified to available-for-sale securities or held-to-maturity securities and securities in the other categories cannot be reclassified to trading securities. Trading securities can be reclassified to available-for-sale securities only when the fair value of the trading securities cannot be readily determinable. But in rare cases, the trading securities may be reclassified as other categories of securities when an entity’s intention changes not to trade the securities in the near future.
When held-to-maturity securities are reclassified to available-for-sale securities, those securities are stated at the fair value on the reclassification date and the difference between the fair value and book value are recorded in accumulated other comprehensive income as gains or losses on valuation of available-for-sale securities. For available-for-sale securities reclassified to held-to-maturity securities, gains or losses on valuation of available-for-sales securities, which had been accumulated until the reclassification, continue to be stated on accumulated other comprehensive income and will be amortized using the effective interest method and be charged to interest income until maturity. The difference between the fair value on the reclassification date and the face value of the securities reclassified to held-to-maturity securities is amortized using the effective interest method and charged to interest income. In case the fair value of trading securities cannot be readily determinable and the trading securities may be reclassified as other categories of securities when an entity’s intention changes not to trade the securities in the near future, the securities are reclassified to available-for-sale securities at their latest fair value.

c.	Market index funds
Equity-linked securities purchased or issued are accounted for interest-bearing debt securities with a series of option contracts as a whole, and recorded at fair value with unrealized holding gains and losses reported in current operations. The embedded option contracts are not separated from debt securities. Additionally, in relation to the equity-linked securities issued, premium paid at the issue date is separated from these instruments and accounted for as commission income.
d.	Interest income recognition
The Company and its subsidiaries recognize interest income on loans on an accrual basis, except for interest income on loans having overdue interest and principal, and loans to customers who are bankrupt. When a loan is reclassified as a non-interest-accrued loan, accrued interest income recorded in prior periods is reversed and future interest income is recognized on a cash basis.
e.	Allowance for possible losses on credits
The Company and its subsidiaries classify corporate credits based on the borrower’s capacity to repay in consideration of the borrower’s business operations, financial position and future cash flows, past due period and status of any bankruptcy proceedings. Credits to small companies and households, however, are classified by past due period and status of bankruptcy proceedings and not by evaluating the debt repayment capability of a borrower or customer. The Company and its subsidiaries classify all credits to a single borrower in the same category of classification, but credits guaranteed or credits collateralized by bank deposits, real estate and other assets may be classified differently based on the guarantor’s capability to service such guarantee or based on the value of collateral securing such credits.
The Company and its subsidiaries estimate the allowance for possible credit losses considering the Banking Regulations in the Republic of Korea, discounted future cash flows on individual or homogeneous loans, and expected loss rated based on historical loan loss experience.
The Company and its subsidiaries has provided the allowance for possible losses for confirmed and unconfirmed acceptances and guarantees, and endorsed notes based on the credit classification. In addition, the Company and its subsidiaries also provide other allowance for the unused credit line facility for cash advance and purchase of active credit card accounts and unused credit line of consumer and corporate loans.
f.	Deferred loan origination fees and costs
The loan origination fees and costs are deferred and recorded as deductions from or additions to loans, when it is probable that future economic benefits associated with loan units will flow into the entity and when its cost can be measured reliably. The loan origination fees and costs are amortized or reversed in the straight-line method and adjusted to interest on loans.
g.	Restructuring of loans
A loan whose contractual terms are modified in a troubled debt restructuring program is accounted for at present value of future cash flows defined in the revised contract by discounting using the effective interest rate in the original contract. If the present value differs from the face value of the loan, it is recorded as an allowance for a possible loan loss. In addition, the allowance for possible loan loss is recorded based on the observable market value of the loan, if available, or the fair value of collateral of the loan, if the collection of the loan is likely to be made through a disposition of collateral.
A loan to be exchanged with an equity security, of which the number of shares is determined, is recorded at the lower of fair value of the shares to be exchanged or net book value of the loan until it is actually converted. The valuation losses are recorded as an allowance for possible loan losses.

h.	Valuation of receivables and payables at present value
Receivables and payables incurred through long-term installment transactions, long-term borrowing and lending transactions, and other similar transactions are stated at present value of expected future cash flows with the gain or loss on disposition of related receivables and payables reflected in current operations, unless the difference between nominal value and present value is immaterial. Present value discount or premium is amortized using the effective interest rate method with the amortization recorded as interest income or interest expense.
i.	Fixed assets and depreciation
Fixed assets are recorded at acquisition cost, except for assets revalued upward in accordance with the Asset Revaluation Law. Routine maintenance and repairs are expensed as incurred. Expenditures that result in enhancement of the value or extension of the useful lives of the facilities involved are capitalized as additions to fixed assets. The estimated useful lives and depreciation methodology applied by the Company and its subsidiaries are as follows:

Assets	Depreciation methodology	Estimated useful lives
Buildings	Straight line method	20~50 years
Structure in leased office	Straight line method	4~5, 40 years
Other operating assets	Declining method or straight line method	4~20 years
Leased assets	Declining method	5 years
j.	Intangible assets and amortization
Intangible assets are recorded at production cost or acquisition cost, plus incidental expenses. Expenditures incurred in conjunction with development of new products or technology and others, in which the elements of costs can be individually identifiable and future economic benefits are probably expected, are capitalized as development costs under intangible assets. If the Company or its subsidiaries donate assets such as buildings to the national government or to the local government and is given a right to use or benefit from the assets, the donated assets are recorded as beneficial donated assets under intangible assets. Intangible assets are amortized using the straight-line method over the estimated useful lives or contractual benefit period.
k.	Valuation allowance for non-business use of property
Non-business use of property included in fixed assets is recorded when the Company acquires collateral by foreclosure. If the auction-bidding price is lower than book value, the difference is provided as a valuation allowance with the valuation loss charged to current operations.
l.	Amortization of discount (premium) on debentures
Discounts or premiums on debentures issued are accreted or amortized over the period from issuance to maturity using the effective interest rate method. Accretion or amortization of discounts or premiums is recognized as interest expense or interest income on the debentures.
m.	Recognition of asset impairment
When the book value of assets (except for trading securities, investment securities and assets valued at present value) exceeds the recoverable value of the assets due to obsolescence, physical damage or a sharp decrease in market value and the difference is material, those assets are adjusted to recoverable value in the statement of financial position with the resulting impairment loss charged to current operations. If the recoverable value of assets increases in subsequent years, the increase in value is credited to operations as a gain until the recoverable value equals the book value of the assets before the impairment loss was recognized.

n.	Accrued severance benefits
Employees and directors with more than one year of service are entitled to receive a lump-sum payment upon termination of their service with the Company and its subsidiaries. The accrued severance benefits that would be payable assuming all eligible employees and directors were to terminate as of December 31, 2010 and 2009 amount to ~~W~~228,737 million and ~~W~~340,266 million, respectively (Note 23).
o.	Policy reserves
The Company and its subsidiaries record policy reserves considering the type of insurance contract at each reporting period end. Such reserves represent the amounts to cover claims payments, refunds and policyholders’ dividends and are calculated in accordance with the rules established by the Financial Supervisory Commission.
p.	Bonds under resale or repurchase agreements
Bonds purchased under resale agreements are recorded as loans and bonds sold under repurchase agreements are recorded as borrowings when the Company and its subsidiaries purchase or sell securities under resale or repurchase agreements.
q.	Accounting for derivative instruments
Derivative instruments are classified as either trading or hedging depending on their transaction purpose. Derivative instruments are accounted for at fair value with the valuation gain or loss recorded as an asset or liability. The accounting for derivative transactions that are part of a qualified hedge, which is determined based both on the purpose of the transaction and on meeting the specified criteria for hedge accounting, differs depending on whether the transaction is a fair value hedge or a cash flow hedge. Fair value hedge accounting is applied to a derivative instrument designated as hedging the exposure to changes in the fair value of an asset or a liability or a firm commitment (hedged item) that is attributable to a particular risk. The gain or loss both on the hedging derivative instruments and on the hedged item attributable to the hedged risk is reflected in current operations.
Cash flow hedge accounting is applied to a derivative instrument designated as hedging the exposure to variability in expected future cash flows of an asset or a liability or a forecasted transaction that is attributable to a particular risk. The effective portion of gain or loss on a derivative instrument designated as a cash flow hedge is recorded as accumulated other comprehensive income and the ineffective portion is recorded in current operations. The effective portion of gain or loss recorded as an accumulated other comprehensive income is reclassified to current earnings in the same period during which the hedged forecasted transaction affects earnings. If the hedged transaction results in the acquisition of an asset or the incurrence of a liability, the gain or loss in accumulated other comprehensive income is added to or deducted from the asset or the liability.
r.	Income tax expense and deferred tax asset (liability)
Deferred tax liabilities are generally recognized for all taxable temporary differences with some exceptions and deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilized. Income tax expense is determined by adding or deducting the changes in deferred income tax assets or liabilities to or from the total income tax and surtaxes to be paid for the current period. In addition, current tax and deferred tax is charged or credited directly to equity if the tax relates to items that are credited or charged directly to equity in the same or different period.
In accordance with the Korean Corporate Tax Act, the Company and its 100% owned domestic subsidiaries adopted a consolidated tax return from the year 2010. The Company, along with Woori Bank, Woori Information System, Woori F&I, Woori Asset Management, Woori Private Equity, Woori Credit Information and Woori AMC, are subject to the consolidated tax return as of December 31, 2010.

s.	Accounting for foreign currency translation
The Korean won equivalent of assets and liabilities denominated in foreign currencies are translated in these consolidated financial statements based on the Base Rate or Cross Rate announced by Seoul Money Brokerage Service Ltd. (~~W~~1,138.9 and ~~W~~1,167.6 to $1.00 at December 31, 2010 and 2009, respectively) at the date of the statement of financial position. Translation gains and losses on foreign currencies denominated assets and liabilities are credited or charged to operations.
t.	Discontinued operations
A component of the Company and its subsidiaries can be classified as a discontinued operation if the operations and cash flows of the component can be clearly distinguished for financial purposes when the component represents a separate line of business or geographical area of operations and it is a part of a single plan of discontinuance that substantially disposes of its entirety through a single disposal transaction, split-off, or sale of assets and settlement of liabilities, individually or in smaller groups, or abandonment of business. Woori 3rd SPC was in the final stage of liquidation as of December 31, 2009 and has met the criteria for the classification of discontinued operation. The income (loss) from Woori 3rd SPC is separately presented as income (loss) from discontinued operations in the prior and current years.
u.	Provisions, contingent liabilities and contingent assets
The Company and its subsidiaries record liabilities of uncertain timing or amount, when they have a present obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.
If there is material difference between the nominal value and present value of a provision, the amount of the provision is stated at the present value of the expenditures expected to be required to settle the obligation. In case the expenditure required settling a provision is expected to be reimbursed by another third party, the reimbursement is recognized as a separate asset when, and only when, it is virtually certain that reimbursement will be received if the entity settles obligation. In this case, gains on the reimbursement are offset by related losses in income statement.
3. CASH AND DUE FROM BANKS
(1)	Cash and due from banks as of December 31, 2010 and 2009 are as follows (Korean won in millions):

	2010		2009
Cash	~~W~~	3,120,466	~~W~~	3,874,055

Foreign currencies		442,867		394,777

Due from banks in local currency
Due from the Bank of Korea		8,088,129		4,483,753
Due from depository institutions		2,379,836		2,353,873
Due from non-depository financial institutions		3,703,275		6,257,313
Due from the Korea Exchange		1,028,742		1,207,345
Others		104,404		132,500

		15,304,386		14,434,784

Due from banks in foreign currencies
Due from banks on demand		1,739,439		1,824,708
Due from banks on time		392,314		241,127
Others		380,764		364,380

		2,512,517		2,430,215

	~~W~~	21,380,236	~~W~~	21,133,831

(2)	Restricted due from banks as of December 31, 2010 and 2009 are as follows (Korean won in millions):

	2010		2009		Reason of restriction
Due from banks in local currency

Bank of Korea	~~W~~	8,058,130	~~W~~	4,483,753	The Bank of Korea Act
Korea Exchange		10,893		376	Indemnity fund and others
Korea Securities Finance Corporation		1,121,617		1,145,561	Supervisory regulations on the securities business
Samsung Securities and others		108,397		142,987	Futures margin
Shinhan Bank and others		372,317		148,374	Deposit for checking account and others
Others		1,150		35,033	Collateral for guarantees and others

		9,672,504		5,956,084

Due from banks in foreign currencies
Bank of Korea		309,508		305,517	The Bank of Korea Act
Bank of Japan and others		9,882		12,387	Reserve deposits on overseas banks
Bangladesh Bank and others		38,047		33,750	Reserve for setup of financial institution and others
Bank of Indonesia		7,497		684	Reserve deposits on overseas banks
Industrial & Commercial Bank of China and others		8,428		87,972	Reserve deposits on overseas banks
ING Bank and others		41,487		228,118	Derivatives and others
Others		253,200		274,789	Security deposit and others

		668,049		943,217

	~~W~~	10,340,553	~~W~~	6,899,301

(3)	The maturities of due from banks as of December 31, 2010 and 2009 are as follows (Korean won in billions):

	Less than		Less than		Less than		Less than		More than
<2010>	3 months		6 months		1 year		3 years		3 years		Total
Due from banks in local currency	~~W~~	13,971	~~W~~	178	~~W~~	859	~~W~~	175	~~W~~	121	~~W~~	15,304
Due from banks in foreign currencies		2,271		92		64		83		3		2,513

	~~W~~	16,242	~~W~~	270	~~W~~	923	~~W~~	258	~~W~~	124	~~W~~	17,817

	Less than		Less than		Less than		Less than		More than
<2009>	3 months		6 months		1 year		3 years		3 years		Total
Due from banks in local currency	~~W~~	12,731	~~W~~	70	~~W~~	955	~~W~~	679	~~W~~	—	~~W~~	14,435
Due from banks in foreign currencies		2,329		8		33		36		24		2,430

	~~W~~	15,060	~~W~~	78	~~W~~	988	~~W~~	715	~~W~~	24	~~W~~	16,865

4. TRADING SECURITIES
Details of trading securities as of December 31, 2010 and 2009 are as follows (Korean won in millions):

			Acquisition
<2010>	Face value		cost		Fair value
<In local currency>

Equity securities	~~W~~	—	~~W~~	627,094	~~W~~	623,430
Government bonds		4,192,657		4,205,394		4,235,286
Financial debentures		4,822,036		4,826,072		4,794,139
Corporate bonds		2,660,242		2,695,478		2,660,457
Beneficiary certificates		—		625,708		660,950
Others		—		3,535,357		3,528,582

				16,515,103		16,502,844

<In foreign currencies>
Equity securities		—		49,287		52,847
Bonds and others		371,614		413,561		456,508

				462,848		509,355

			~~W~~	16,977,951	~~W~~	17,012,199

			Acquisition
<2009>	Face value		cost		Fair value
<In local currency>

Equity securities	~~W~~	—	~~W~~	504,447	~~W~~	528,500
Government bonds		4,226,587		4,204,247		4,340,302
Financial debentures		5,429,558		5,433,301		5,407,811
Corporate bonds		2,985,009		2,998,775		2,961,775
Beneficiary certificates		—		890,780		818,788
Others		—		4,034,209		4,047,187

				18,065,759		18,104,363

<In foreign currencies>
Equity securities		—		1,067		1,090
Bonds and others		444,695		464,729		467,622

				465,796		468,712

			~~W~~	18,531,555	~~W~~	18,573,075

5. AVAILABLE-FOR-SALE SECURITIES
(1)	Available-for-sale securities as of December 31, 2010 and 2009 are as follows (Korean won in millions):

	2010		2009
<In local currency>

Equity securities	~~W~~	2,850,119	~~W~~	2,803,993
Capital contributions		331,198		392,480
Government bonds		3,627,398		2,616,123
Financial debentures		5,351,770		3,728,964
Corporate bonds		3,023,127		1,532,399
Beneficiary certificates		2,063,004		1,483,351
Others		124,537		74,368

		17,371,153		12,631,678

<In foreign currencies>
Equity securities		152,228		221,868
Bonds and others		290,673		769,710
Beneficiary Certificates		23,335		340

		466,236		991,918

	~~W~~	17,837,389	~~W~~	13,623,596

(2)	Equity securities in available-for-sale securities as of December 31, 2010 and 2009 are as follows (Korean won in millions, shares in thousands):

		Percentage
	Number of	of ownership	Acquisition		Book
<2010>	shares owned	(%)	cost		value
<Marketable equity securities>
Daewoo Eng. & Const. Co., Ltd.	10	—	~~W~~	89	~~W~~	129
Ssangyong Cement Industry Co., Ltd	850	1.1		14,275		5,727
Hynix Semiconductor Inc.	21,348	3.6		78,449		485,411
Hyundai Eng. & Const. Co., Ltd.	8,310	7.5		120,960		532,048
YTN	3,110	7.4		12,634		11,445
POSCO	872	0.8		433,428		424,600
Kumho Industrial CO.,LTD	32,420	6.4		127,997		104,076
Kumho Tire CO., INC. (*1)	25,265	28.2		126,954		143,530
Others				79,771		65,878

				994,557		1,772,844

<Non-marketable securities>
Stocks subject to fair value valuation:
Korea Aerospace Industries Ltd. (preferred stock)	2,006	2.3		22,338		10,070
Daewoo Electronics Corp.	5,767	5.5		13,695		4,982
Kocref-Cr-Reit 6	3,800	14.5		19,000		20,288
New Airport Hiway Co., Ltd.	923	2.1		5,072		22,262
Korea Securities Finance Corporation	9,518	14.0		48,462		92,865
Korea Housing Guarantee Co., Ltd.	5,147	0.8		5,753		23,634
Hyundai Merchant Marine Co., Ltd. (preferred stock)	3,334	2.2		25,002		33,560
Doosan Engine Co., Ltd	235	1.9		7,902		17,054
Korea Exchange	1,000	4.6		6,616		139,931
Korea Securities Computer Corporation	218	4.1		1,097		12,200
Korea Infrastructure fund 2	14,993	15.3		65,663		70,195
Kocref NPS Cr-Reit 2	6,000	13.3		30,000		40,530
Pantech Co., Ltd.	116,431	7.1		17,117		47,271
Dream Hub PFV Co., Ltd.	4,000	2.0		20,000		17,460
Kocref Cr-Reit 11	750	15.0		14,250		15,546
Daol Turst Co. Ltd	1,500	15.0		1,500		11,580
Kocref Cr-Reit 14	595	14.9		6,744		10,948
Balhai Infrastructure Fund	1,518	1.7		15,538		16,034
Korea BTL Infrastructure Fund	3,526	6.9		36,207		37,137
Shinhan Financial Group Redeemable Preference Shares 10	100	—		10,350		10,921
Korea Securities Depository	170	2.7		1,427		18,210
Ilsung(Convertible preferred stock)	1,457	11.9		10,198		12,966
Eugene(Convertible preferred stock)	4,145	6.4		15,000		17,136
KTB Network(preferred stock)	1,028	—		10,000		9,582
Others	—	—		76,844		84,947

Stocks excluded from fair value valuation:
Kyongnam Trading Inc.,	40	10.0		300		300
KIDB Bonds Brokerage Corp.	100	8.0		500		500
Hangaram Management Advisory Co., Ltd.	30	10.0		300		300
I Venture Investment Co., Ltd.	7	7.0		700		—
MVP Capital Co., Ltd.	200	9.6		1,000		1,000
KSEnergy Corporation	4,434	7.2		6,168		6,168
Supreme Asst Investment	60	9.7		300		300
Wonbang R&I	75	7.5		750		750
GS Asset Management	100	5.0		500		500
LOTUS Investment	48	10.0		239		239
ASK Veritas Asst Management	200	—		1,000		1,000

		Percentage
	Number of	of ownership	Acquisition		Book
<2010>	shares owned	(%)	cost		value
Stocks excluded from fair value valuation (continued):
Korea BTL fund 1	1,411	2.8	~~W~~	14,484	~~W~~	14,484
Wonju Enterprise City Co.	580	5.5		2,900		2,900
Yangsan Sanmak Industrial Complex Company (Preferred stock)	675	15.0		3,375		3,375
Triple Square PFV CO., LTD.	360	6.0		1,800		1,800
Mega Bowl City Co., Ltd.	360	3.0		1,800		1,800
M cieta Development Co.,Ltd.	500	4.9		2,499		2,499
KDB Life Insurance Co., Ltd.	665	3.6		10,545		2,931
Credit Recovery Fund	31	4.2		93,441		93,441
UAMCO., Ltd.	73	15.0		72,900		72,900
Others	—	—		87,412		72,779

				788,688		1,077,275

			~~W~~	1,783,245	~~W~~	2,850,119

		Percentage
	Number of	of ownership	Acquisition		Book
<2009>	shares owned	(%)	cost		value
<Marketable equity securities>
Daewoo Eng. & Const. Co., Ltd.	10	—	~~W~~	286	~~W~~	128
Daewoo International Co., Ltd.	1,931	2.0		4,602		54,775
Ssangyong Cement Industry Co., Ltd	850	1.1		14,275		8,004
Hynix Semiconductor Inc.	39,918	6.9		146,688		834,645
Hyundai Eng. & Const. Co., Ltd.	8,730	8.6		127,074		571,241
Hyundai Corporation	1,080	4.8		14,612		22,788
SK Networks Co., Ltd.	4,000	1.6		17,176		42,005
Celltrion	3,021	2.8		27,642		45,318
YTN	3,110	7.4		12,634		14,462
Others	—	—		99,634		66,108

				464,623		1,659,474

<Non-marketable securities>
Stocks subject to fair value valuation:
Korea Aerospace Industries Ltd. (preferred stock)	2,006	2.4		22,338		7,296
Daewoo Electronics Corp.	5,767	5.4		13,695		4,504
Kocref-Cr-Reit 6	3,800	14.5		19,000		20,034
New Airport Hiway Co., Ltd.	923	2.1		5,072		18,328
Korea Securities Finance Corporation	9,518	14.0		48,462		79,190
Korea Housing Guarantee Co., Ltd.	5,147	0.8		5,753		23,567
Hyundai Merchant Marine Co., Ltd. (preferred stock)	3,334	2.2		50,005		59,872
Kumho Life Insurance Co., Ltd.	2,109	3.6		10,545		17,901
Korea Exchange	1,000	5.0		6,616		123,690
Korea Securities Computer Corporation	218	4.1		1,097		10,629
Korea Infrastructure fund 2	13,060	15.3		55,101		53,834
Kocref NPS Cr-Reit 2	6,000	13.3		30,000		41,976
Others	—	—		186,809		262,581

Stocks excluded from fair value valuation:
Samsung Life Insurance Co., Ltd.	555	2.8		159,262		159,262
Kyongnam Trading Inc.,	40	10.0		300		300
KiHyup Technology Banking Corp.	400	6.9		2,000		2,000
KIDB Bonds Brokerage Corp.	100	8.0		500		500
Hangaram Management Advisory Co., Ltd.	30	10.0		300		300
Hungkuk Investment Trust Management Co., Ltd.	100	5.0		500		500
My Asset Invest Management Advisory Co., Ltd.	230	7.5		1,150		1,150
I Venture Investment Co., Ltd.	28	7.0		700		383
MVP Capital Co., Ltd.	200	9.6		1,000		1,000
DOBEsys.Inc	6	10.3		1,200		1,200
KSEnergy Corporation	4,434	7.2		6,168		6,168
Reality Advisors Korea	200	14.3		1,000		1,000

		Percentage
	Number of	of ownership	Acquisition		Book
<2009>	shares owned	(%)	cost		value
Stocks excluded from fair value valuation (continued):
Capital Partner	100	7.1	~~W~~	500	~~W~~	500
Others	—	—		268,759		246,854

				897,832		1,144,519

			~~W~~	1,362,455	~~W~~	2,803,993

(3)	Capital contributions in available-for-sale securities in local currency as of December 31, 2010 and 2009 are as follows (Korean won in millions):

	2010			2009
	Percentage of	Book		Percentage of	Book
	ownership(%)	value		ownership(%)	value
Stock Market Stabilization Fund	—	~~W~~	—	8.8	~~W~~	57
Contributions to Fund for Consolidation of Bad Debts	18.0		24,531	8.7		40,056
Korea Asset Management Corp.	1.8		12,593	2.0		18,670
Macquarie Opportunities	5.8		49,683	5.8		50,077
Consus Investment 3rd Private Equity Fund	19.6		29,341	13.4		27,453
KTB 2005 Private Equity Fund	4.0		2,516	8.0		6,613
KTB 2006 Private Equity Fund	3.2		7,452	3.2		5,914
LG Investment Seventh Fund	—		—	8.0		170
Vogo Fund	19.8		69,972	19.8		87,781
Others	—		135,110	—		155,689

		~~W~~	331,198		~~W~~	392,480

(4)	Debt securities in available-for-sale securities in local currency as of December 31, 2010 and 2009 are as follows (Korean won in millions):

<2010>	Face value		Acquisition cost		Amortized cost		Book value
Government bonds	~~W~~	3,550,163	~~W~~	3,571,127	~~W~~	3,576,529	~~W~~	3,627,398
Financial debentures		5,346,820		5,326,494		5,327,482		5,351,770
Corporate bonds		3,010,817		3,019,020		3,019,554		3,023,127

	~~W~~	11,907,800	~~W~~	11,916,641	~~W~~	11,923,565	~~W~~	12,002,295

<2009>	Face value		Acquisition cost		Amortized cost		Book value
Government bonds	~~W~~	2,599,949	~~W~~	2,617,848	~~W~~	2,613,319	~~W~~	2,616,123
Financial debentures		3,725,700		3,730,659		3,725,519		3,728,964
Corporate bonds		1,529,333		1,517,514		1,516,042		1,532,399

	~~W~~	7,854,982	~~W~~	7,866,021	~~W~~	7,854,880	~~W~~	7,877,486

(5)	Beneficial certificates in available-for-sale securities in local currency as of December 31, 2010 and 2009 are as follows (Korean won in millions):

	2010				2009
	Acquisition				Acquisition
	cost		Fair value		cost		Fair value
Woori Asset Management	~~W~~	95,158	~~W~~	96,015	~~W~~	85,050	~~W~~	49,044
Development Bank Asset Management		625,005		675,430		518,137		532,479
Yurie Asset Management		50,000		51,919		50,000		50,685
KB Asset Management		103,949		102,086		89,976		90,807
Daol Investment Trust Management		19,130		7,076		30,683		17,353
Hungkuk Investment Trust Management		27,590		28,297		32,279		32,302
Korea Investment Trust Management		28,028		29,494		54,791		55,402
TongYang Investment Trust Management		10,000		5,430		10,000		5,425
Hanwha Investment Trust Management Co., Ltd.		117,610		117,981		—		—
Meritz Asset Management		119,250		109,296		—		—
Midas asset management		94,700		86,133		—		—
Others		759,497		753,847		677,844		649,854

	~~W~~	2,049,917	~~W~~	2,063,004	~~W~~	1,548,760	~~W~~	1,483,351

(6)	Other available-for-sale securities in local currency as of December 31, 2010 and 2009 are as follows (Korean won in millions):

	2010				2009
	Acquisition cost		Fair value		Acquisition cost		Fair value
Bills bought in local currency	~~W~~	—	~~W~~	—	~~W~~	30,000	~~W~~	30,000
Others		140,368		124,537		50,732		44,368

	~~W~~	140,368	~~W~~	124,537	~~W~~	80,732	~~W~~	74,368

(7)	Available-for-sales securities in foreign currencies as of December 31, 2010 and 2009 are as follows (Korean won in millions):

<2010>	Face value	Acquisition cost		Fair value		Book value
Equity securities		~~W~~	276,370	~~W~~	152,228	~~W~~	152,228
Bonds	831,897		844,937		290,673		290,673
Beneficiary certificates			23,348		23,335		23,335

		~~W~~	1,144,655	~~W~~	466,236	~~W~~	466,236

<2009>	Face value	Acquisition cost		Fair value		Book value
Equity securities		~~W~~	305,933	~~W~~	221,868	~~W~~	221,868
Bonds	1,092,313		1,191,166		769,710		769,710
Beneficiary certificates			349		340		340

		~~W~~	1,497,448	~~W~~	991,918	~~W~~	991,918

6. HELD-TO-MATURITY SECURITIES
Held-to-maturity securities as of December 31, 2010 and 2009 are as follows (Korean won in millions):

					Amortized cost
<2010>	Face value		Acquisition cost		(book value)		Fair value
<In local currency>
Government bonds	~~W~~	6,638,663	~~W~~	6,602,673	~~W~~	6,608,863	~~W~~	6,669,924
Financial debentures		8,049,990		8,063,422		8,058,521		8,109,123
Corporate bonds		5,898,923		5,901,257		5,897,016		5,964,754

		20,587,576		20,567,352		20,564,400		20,743,801
<In foreign currencies>		142,052		145,246		143,323		143,323

	~~W~~	20,729,628	~~W~~	20,712,598	~~W~~	20,707,723	~~W~~	20,887,124

					Amortized cost
<2009>	Face value		Acquisition cost		(book value)		Fair value
<In local currency>
Government bonds	~~W~~	2,701,858	~~W~~	2,668,571	~~W~~	2,666,362	~~W~~	2,658,042
Financial debentures		11,586,818		11,566,363		11,650,876		11,611,248
Corporate bonds		2,092,818		2,150,721		2,022,174		2,103,535
Beneficiary certificates		—		2,351		2,351		2,440

				16,388,006		16,341,763		16,375,265
<In foreign currencies>		196,586		199,205		197,486		197,486
<Loaned securities>		12,617		12,497		12,497		12,920

			~~W~~	16,599,708	~~W~~	16,551,746	~~W~~	16,585,671

7. STRUCTURED SECURITIES AND PRIVATE EQUITY FUNDS
(1)	Structured securities as of December 31, 2010 and 2009 are as follows (Korean won in millions):

			Fair value
<2010>	Face value		(book value)		Inherent risks
<Structured securities related to stock>
Convertible bonds	~~W~~	13,856	~~W~~	2,510	Stock price deflation
Market index funds		415,696		444,465	Market index deflation

		429,552		446,975

<Structured securities related to credit risk>
Synthetic CDO		56,945		—	Credit risk of underlying assets
Other CDO		186,109		13,180	"

		243,054		13,180

<Structured securities related to interest rate>
Dual index floating rate notes		325,000		325,996	Fluctuation on spread of swap interest rate
Others		243,979		243,815	"

		568,979		569,811

	~~W~~	1,241,585	~~W~~	1,029,966

			Fair value
<2009>	Face value		(book value)		Inherent risks
<Structured securities related to stock>
Convertible bonds	~~W~~	10,194	~~W~~	—	Stock price deflation
Market index funds		598,615		559,026	Market index deflation

		608,809		559,026

<Structured securities related to credit risk>
Synthetic CDO		249,306		81,218	Credit risk of underlying assets
Other CDO		255,017		22,474	"

		504,323		103,692

<Structured securities related to interest rate>
Dual index floating rate notes		195,000		135,345	Fluctuation on spread of swap interest rate
Others		163,979		145,673	"

		358,979		281,018

	~~W~~	1,472,111	~~W~~	943,736

(2)	Private equity funds and entrusted assets to investment as of December 31, 2010 and 2009 are as follows (Korean won in millions):

	Woori								Woori
	Frontier				Woori				Frontier Short
	Alpha		Woori Partner		Partner Plus		Woori Partner		Term
	Quant Private		Plus Private		Private		Plus Private		Private
	Securities		Securities		Securities		Securities		Securities
<2010>	Fund 3		Fund 4		Fund 5		Fund 6		Fund 2		Others		Total
Assets
Due from banks	~~W~~	870	~~W~~	45,775	~~W~~	8,469	~~W~~	16,946	~~W~~	48,090	~~W~~	39	~~W~~	120,189
Securities		26,216		394,174		91,102		179,891		48,386		9,831		749,600
Call loans		24,500		8,200		11,000		10,000		—		300		54,000
Bonds purchased under resale agreements		—		—		3500		1,000		—		—		4,500
Other assets		8,618		50,319		2,633		2,276		3,641		101		67,588

		60,204		498,468		116,704		210,113		100,117		10,271		995,877

Liabilities
Bonds sold under repurchase agreements		—		—		—		—		47,300		—		47,300
Other liabilities		10,204		98,468		15,090		10,139		16		4		133,921

		10,204		98,468		15,090		10,139		47,316		4		181,221

Net assets	~~W~~	50,000	~~W~~	400,000	~~W~~	101,614	~~W~~	199,974	~~W~~	52,801	~~W~~	10,267	~~W~~	814,656

	Woori		Woori
	Frontier		Frontier				Woori
	Alpha		Alpha		Woori Partner		Partner Plus
	Quant Private		Quant Private		Plus Private		Private
	Securities		Securities		Securities		Securities
<2009>	Fund 2		Fund 3		Fund 3		Fund 4		Others		Total
Assets
Due from banks	~~W~~	3,732	~~W~~	50,000	~~W~~	479	~~W~~	400,000	~~W~~	138,232	~~W~~	592,443
Securities		38,068		—		76,893		—		507,198		622,159
Call loans		8,500		—		22,500		—		22,868		53,868
Bonds purchased under resale agreements		—		—		—		—		11,100		11,100
Other assets		2,733		—		89		—		9,312		12,134
Derivative assets		—		—		—		—		1,211		1,211

		53,033		50,000		99,961		400,000		689,921		1,292,915

Liabilities
Bonds sold under repurchase agreements		—		—		—		—		102,000		102,000
Other liabilities		1,889		—		4		—		9,737		11,630

		1,889		—		4		—		111,737		113,630

Net assets	~~W~~	51,144	~~W~~	50,000	~~W~~	99,957	~~W~~	400,000	~~W~~	578,184	~~W~~	1,179,285

8. INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD OF ACCOUNTING
(1)	Valuation of investment equity securities accounted for using the equity method of accounting for the year ended December 31, 2010 are as follows (Korean won in millions):

	Acquisition				Gain (loss) on			Other increase
	cost		Jan. 1, 2010		valuation			(decrease)	Dec. 31, 2010
BC Card	~~W~~	11,668	~~W~~	188,465	~~W~~	25,525	~~W~~	(63,514)	~~W~~	150,476
Korea Credit Bureau		4,500		3,115		339		—		3,454
Korea Finance Security		758		3,337		154		(55)		3,436
Woori Service Networks Co., Ltd.		24		108		(2)		(3)		103
Woori SME First ABS Co., Ltd.		415		406		(1)		(405)		—
Korea BTL Infrastructure Fund		338,500		280,031		21,252		39,480		340,763
Woori Investment Securities Int’l Ltd.		4,062		5,266		(754)		(112)		4,400
Woori Investment Securities America Inc.		9,586		8,310		(213)		(174)		7,923
High Technology Venture Investment		8,073		428		(8)		(420)		—
Global Technology Investment		925		1,012		(1)		(1,011)		—
Woori Absolute Partners Pte. Ltd		5,189		5,389		(1,465)		19		3,943
Woori Korindo Securities Indonesia		4,713		3,131		83		1,587		4,801
Woori CBV Securities Corporation		8,514		8,211		—		(8,211)		—
Woori AMC Co., Ltd.		3,013		11,752		—		(11,752)		—
Woori SB Fifth Asset Securitization Specialty		3,773		1,081		167		—		1,248
Woori SB Sixth Asset Securitization Specialty		5,477		1,441		(3)		(1,438)		—
Woori SB Seventh Asset Securitization Specialty		3,585		2,417		16		(2,433)		—
Woori SB Eighth Asset Securitization Specialty		2,787		2,122		(929)		—		1,193

	Acquisition				Gain (loss) on			Other increase
	cost		Jan. 1, 2010		valuation			(decrease)	Dec. 31, 2010
Woori SB Ninth Asset Securitization Specialty	~~W~~	1,907	~~W~~	5,287	~~W~~	483	~~W~~	(4,047)	~~W~~	1,723
Woori SB Eleventh Asset Securitization Specialty		5,176		8,998		(871)		(3,266)		4,861
Woori SB Twelfth Asset Securitization Specialty		5,477		8,077		2,249		(5,388)		4,938
Woori F&I Fifth Asset Securitization Specialty		2,335		—		903		476		1,379
Woori F&I Eighth Asset Securitization Specialty		800		5,438		1,391		(6,020)		809
Woori F&I Ninth Asset Securitization Specialty		1,713		—		6,009		(6,009)		—
Woori F&I Eleventh Asset Securitization Specialty		9,053		9,381		—		(9,381)		—
Woori F&I Twelfth Asset Securitization Specialty		1		—		2,956		(2,956)		—
Woori F&I Thirteenth Asset Securitization Specialty		52,243		56,038		—		(56,038)		—
Woori F&I Fourteenth Asset Securitization Specialty 14		1,508		—		(1,304)		1,504		200
Woori F&I Fifteenth Asset Securitization Specialty 15		1		—		1,709		1		1,710
Woori F&I Sixteenth Asset Securitization Specialty 16		5,181		—		(2,320)		5,173		2,853
Woori F&I Seventeenth Asset Securitization Specialty 17		15,510		—		(684)		15,508		14,824
Woori F&I Eighteenth Asset Securitization Specialty 18		18,010		—		(246)		18,009		17,763
Woori Stream Second Asset Securitization Specialty		2,554		747		174		(602)		319
Woori Stream Third Asset Securitization Specialty		2,664		2,499		(113)		(1,001)		1,385
Woori Stream Fourth Asset Securitization Specialty		3,650		3,725		462		(3,201)		986
Woori Marine Third Asset Securitization Specialty		5,952		1,370		(3)		(1,367)		—
Woori BC Pegasus Asset Securitization Specialty		2,908		—		—		—		—
Hiking-Woori Capital		230		212		(57)		54		209
Woori-Consus		203		—		(90)		90		—
Woori HB First Asset Securitization Specialty		186		1,175		3,521		(1,623)		3,073
Woori HB Second Asset Securitization Specialty		444		1,817		(949)		—		868
Woori Tomato First Asset Securitization Specialty		1		3,453		(333)		(3,120)		—
Woori Tomato Second Asset Securitization Specialty		1		—		5,586		1		5,587
Woori Piastone Bridge Asset Securitization Specialty		2,717		6,179		(187)		(1,544)		4,448
Woori EA First Asset Securitization Specialty		400		—		1,284		—		1,284
Woori EA Second Asset Securitization Specialty		400		—		(1,565)		7,555		5,990
Woori EA Third Asset Securitization Specialty		11,390		—		1,439		11,374		12,813
Woori EA Fourth Asset Securitization Specialty		9,296		—		(2,671)		9,282		6,611
Woori EA Fifth Asset Securitization Specialty		5,600		—		693		5,591		6,284

	Acquisition				Gain (loss) on		Other increase
	cost		Jan. 1, 2010		valuation		(decrease)		Dec. 31, 2010
Woori EA Sixth Asset Securitization Specialty	~~W~~	400	~~W~~	—	~~W~~	6,602	~~W~~	399	~~W~~	7,001
Woori EA Seventh Asset Securitization Specialty		1,611		—		(1,867)		1,867		—
Woori EA Eighth Asset Securitization Specialty		4,463		—		(276)		4,460		4,184
Woori EA Ninth Asset Securitization Specialty		400		—		3,208		399		3,607
CW Two Partners Co., Ltd.		605		—		(471)		604		133
Kamco Fifth Asset Securitization Specialty		8,736		—		10,111		8,734		18,845
Kamco Sixth Asset Securitization Specialty		5,314		—		2,253		5,298		7,551
Kamco Seventh Asset Securitization Specialty		1,285		—		74		1,281		1,355
Chungdo woori Century Security Corp.		8,187		—		24		8,623		8,647
WR Loan Inc.		10		—		—		10		10
Woori Fine First Asset Securitization Specialty		15,697		—		(29,771)		29,771		—
Sempio Foods Company		22,915		33,242		1,350		73		34,665
MARS INS		10,510		9,616		40		—		9,656
Seoul Lakeside Co.,Ltd.		270,000		203,552		(11,240)		(7,220)		185,092
Woori EL., Ltd.		60,000		32		(1)		—		31
BK LCD Co., Ltd.		15,867		15,867		—		(15,867)		—
Bonghwang Semiconductor Yuhan Gongsa		11,905		11,905		(573)		162		11,494
Phoenix Digital Tech Co., Ltd.		10,459		—		(1,731)		10,563		8,832
Woori BK Co., Ltd.		891		—		(1)		891		890
Sahn Eagles LLC		63,818		54,268		—		(54,268)		—
Two Eagles LLC		23		—		(10)		70		60
Two Eagles KIB LLC		106		—		246		106		352
Woori Blackstone Korea Opportunity First		2,800		—		(2,747)		2,800		53

	~~W~~	1,099,075	~~W~~	968,900	~~W~~	36,846	~~W~~	(80,631)	~~W~~	925,115

(2)	Valuation of investment equity securities accounted for using the equity method of accounting for the year ended December 31, 2009 are as follows (Korean won in millions):

	Acquisition				Gain (loss) on		Other increase
	cost		Jan. 1, 2009		valuation		(decrease)		Dec. 31, 2009
BC Card	~~W~~	11,668	~~W~~	148,039	~~W~~	15,705	~~W~~	24,721	~~W~~	188,465
Korea BTL Infrastructure Fund		122,000		217,097		13,503		49,431		280,031
Korea Finance Security		758		3,009		384		(56)		3,337
Korea Credit Bureau		4,500		3,068		47		—		3,115
Woori Service Networks Co., Ltd.		24		71		41		(4)		108
Woori SME Asset Securitization Specialty		273		187		(3)		(184)		—
Woori SME First ABS Co., Ltd.		415		408		—		(2)		406
Woori Absolute Partners Pte.Ltd		5,189		5,956		(308)		(259)		5,389
Athena Venture Fund		13,175		3,130		—		(3,130)		—
Sempio Foods Company		22,915		29,912		2,718		612		33,242
MARS INS		10,510		10,510		—		(894)		9,616
Seoul Lakeside Co.,Ltd.		270,000		238,371		(21,234)		(13,585)		203,552
Woori AMC Co., Ltd.		3,013		—		2,012		9,740		11,752
Woori F&I Eighth Asset Securitization Specialty		6,820		—		2,287		3,151		5,438
Woori F&I Ninth Asset Securitization Specialty		1,713		2,058		(23)		(2,035)		—
Woori F&I Eleventh Asset Securitization Specialty		9,053		—		344		9,037		9,381

	Acquisition					Gain (loss) on	Other increase
	cost		Jan. 1, 2009			valuation	(decrease)		Dec. 31, 2009
Woori F&I Twelfth Asset Securitization Specialty	~~W~~	1	~~W~~	—	~~W~~	(196)	~~W~~	196	~~W~~	—
Woori F&I Thirteenth Asset Securitization Specialty		52,243		—		3,871		52,167		56,038
Woori SB First Asset Securitization Specialty		9,339		6		—		(6)		—
Woori SB Fifth Asset Securitization Specialty		3,773		2,011		(181)		(749)		1,081
Woori SB Sixth Asset Securitization Specialty		5,477		1,919		(478)		—		1,441
Woori SB Seventh Asset Securitization Specialty		3,585		2,665		(249)		1		2,417
Woori SB Eighth Asset Securitization Specialty		2,787		2,441		(321)		2		2,122
Woori SB Ninth Asset Securitization Specialty		5,957		5,815		(525)		(3)		5,287
Woori SB Eleventh Asset Securitization Specialty		20,536		7,313		(1,349)		3,034		8,998
Woori SB Twelfth Asset Securitization Specialty		7,877		7,518		561		(2)		8,077
Woori BC Pegasus Asset Securitization Specialty		2,908		(1)		(124)		125		—
Woori Marine Third Asset Securitization Specialty		5,952		1,692		(71)		(251)		1,370
Woori Stream First Asset Securitization Specialty		5,270		1,007		(25)		(982)		—
Woori Stream Second Asset Securitization Specialty		5,154		3,669		522		(3,444)		747
Woori Stream Third Asset Securitization Specialty		3,664		3,273		(774)		—		2,499
Woori Stream Fourth Asset Securitization Specialty		6,850		7,391		(59)		(3,607)		3,725
Hiking-Woori Capital		230		1,052		(803)		(37)		212
Woori-Consus		227		—		(212)		212		—
Woori Renaissance Holdings		63,000		60,677		—		(60,677)		—
Woori Absolute Asia Multi Strategy Fund		60,756		75,594		—		(75,594)		—
Woori Absolute Asia Global Opportunity Fund		35,441		44,219		—		(44,219)		—
Woori EL., Ltd.		60,000		—		(12)		44		32
Woori Korindo Securities Indonesia		2,839		—		129		3,002		3,131
Bien Viet Securities Joint Stock Company		8,514		—		(76)		8,287		8,211
Woori Investment Securities Int’l Ltd.		4,062		—		(426)		5,692		5,266
Woori Investment Securities America Inc.		9,586		—		314		7,996		8,310
Global Technology Investment		925		—		(688)		1,700		1,012
High Technology Venture Investment		8,073		—		(170)		598		428
Sahn Eagles LLC		63,818		—		(5,288)		59,556		54,268
Bonghwang Semiconductor Yuhan Gongsa		11,905		—		—		11,905		11,905
BK LCD Co., Ltd.		15,867		—		—		15,867		15,867
UB Precision Co., Ltd.		37,222		—		1,966		(1,966)		—
Woori HB First Asset Securitization Specialty		186		—		990		185		1,175
Woori HB Second Asset Securitization Specialty		444		—		1,374		443		1,817

	Acquisition				Gain (loss) on		Other increase
	cost		Jan. 1, 2009		valuation		(decrease)		Dec. 31, 2009
Woori Tomato First Asset Securitization Specialty	~~W~~	1	~~W~~	—	~~W~~	3,453	~~W~~	—	~~W~~	3,453
Woori Piastone Bridge Asset Securitization Specialty		2,717		—		3,467		2,712		6,179
Woori EA First Asset Securitization Specialty		400		—		(3,388)		3,388		—

	~~W~~	1,009,612	~~W~~	890,077	~~W~~	16,705	~~W~~	62,118	~~W~~	968,900

9. CLASSIFICATION OF SECURITIES
(1)	Securities in foreign currencies by country as of December 31, 2010 and 2009 are as follows (Korean won in millions):

	2010			2009
	Amount		Ratio (%)	Amount		Ratio (%)
<Trading securities>
Korea	~~W~~	429,423	84.31	~~W~~	395,157	84.30
United States		20,350	4.00		18,728	4.00
Others		59,582	11.69		54,827	11.70

		509,355			468,712

<Available-for-sales securities>
Korea		106,641	22.87		480,169	48.41
United States		210,233	45.09		150,734	15.20
Cayman islands		10,559	2.27		96,307	9.71
China		2,322	0.50		9,075	0.91
United Kingdom		16,960	3.64		—	—
Philippines		1,822	0.39		—	—
Others		117,699	25.24		255,633	25.77

		466,236			991,918

<Held-to-maturity securities>
Korea		27,349	19.08		51,364	26.01
United States		2,262	1.58		2,808	1.42
Indonesia		111,944	78.11		118,381	59.94
Others		1,768	1.23		24,933	12.63

		143,323			197,486

<Investments accounted for using equity method of accounting>
United States		7,924	26.48		63,287	65.12
China		11,905	39.79		11,905	12.25
Others		10,093	33.73		21,997	22.63

		29,922			97,189

	~~W~~	1,148,836		~~W~~	1,755,305

(2)	Securities by type as of December 31, 2010 and 2009 are as follows (Korean won in millions):

	In local currency			In foreign currencies			Total
<2010>	Amount		Ratio (%)	Amount		Ratio (%)	Amount		Ratio (%)
<Trading securities>
Securities	~~W~~	623,430	3.78	~~W~~	52,847	10.38	~~W~~	676,277	3.98
Fixed rate bonds		11,689,882	70.84		394,700	77.49		12,084,582	71.03
Beneficiary certificates		660,950	4.01		—	—		660,950	3.89
Other		3,528,582	21.37		61,808	12.13		3,590,390	21.10

	~~W~~	16,502,844		~~W~~	509,355		~~W~~	17,012,199

<Available-for-sales securities>
Securities	~~W~~	2,850,119	16.41	~~W~~	152,228	32.65	~~W~~	3,002,347	16.82
Capital contribution		331,198	1.91		—	—		331,198	1.86
Floating rate bonds		83,040	0.48		167,963	36.03		251,003	1.41
Fixed rate bonds		11,916,745	68.60		122,710	26.32		12,039,455	67.50
Convertible bonds		2,510	0.01		—	—		2,510	0.01
Beneficiary certificate		2,063,004	11.87		23,335	5.00		2,086,339	11.70
Other		124,537	0.72		—	—		124,537	0.70

	~~W~~	17,371,153		~~W~~	466,236		~~W~~	17,837,389

<Held-to-maturity securities>
Floating rate bonds	~~W~~	1,531,137	7.45	~~W~~	27,349	19.08	~~W~~	1,558,486	7.53
Fixed rate bonds		19,033,263	92.55		114,205	79.69		19,147,468	92.46
Other		—	—		1,769	1.23		1,769	0.01

	~~W~~	20,564,400		~~W~~	143,323		~~W~~	20,707,723

	In local currency			In foreign currencies			Total
<2009>	Amount		Ratio (%)	Amount		Ratio (%)	Amount		Ratio (%)
<Trading securities>
Securities	~~W~~	528,500	2.92	~~W~~	1,090	0.23	~~W~~	529,590	2.85
Floating rate bonds		225,034	1.24		—	—		225,034	1.21
Fixed rate bonds		12,484,854	68.96		432,794	92.34		12,917,648	69.55
Beneficiary certificates		818,788	4.53		7,425	1.58		826,213	4.45
Other		4,047,187	22.35		27,403	5.85		4,074,590	21.94

	~~W~~	18,104,363		~~W~~	468,712		~~W~~	18,573,075

<Available-for-sales securities>
Securities	~~W~~	2,803,993	22.20	~~W~~	221,868	22.37	~~W~~	3,025,861	22.21
Capital contribution		392,480	3.11		—	—		392,480	2.88
Floating rate bonds		78,205	0.62		447,432	45.11		525,637	3.86
Fixed rate bonds		7,759,307	61.43		322,278	32.49		8,081,585	59.32
Convertible bonds		39,974	0.31		—	—		39,974	0.29
Beneficiary certificate		1,483,351	11.74		340	0.03		1,483,691	10.89
Other		74,368	0.59		—	—		74,368	0.55

	~~W~~	12,631,678		~~W~~	991,918		~~W~~	13,623,596

<Held-to-maturity securities>
Floating rate bonds	~~W~~	456,595	2.80	~~W~~	28,012	14.19	~~W~~	484,607	2.93
Fixed rate bonds		15,895,314	97.19		167,812	84.97		16,063,126	97.05
Other		2,351	0.01		1,662	0.84		4,013	0.02

	~~W~~	16,354,260		~~W~~	197,486		~~W~~	16,551,746

(3)	Bonds by issuer and others by industry as of December 31, 2010 and 2009 are as follows (Korean won in millions):

	In local currency			In foreign currencies			Total
<2010>	Amount		Ratio (%)	Amount		Ratio (%)	Amount		Ratio (%)
<Trading securities>
Others excluding bonds:
Manufacturing	~~W~~	474,516	9.86	~~W~~	12,740	11.11	~~W~~	487,256	9.89
Construction		194,972	4.05		—	—		194,972	3.96
Retail		1,330	0.03		—	—		1,330	0.03
Finance & insurance		3,347,624	69.55		38,344	33.44		3,385,968	68.71
Others		794,520	16.51		63,571	55.45		858,091	17.41

	~~W~~	4,812,962		~~W~~	114,655		~~W~~	4,927,617

Bonds:
Government & Government owned corporate	~~W~~	3,729,536	31.90	~~W~~	—	—	~~W~~	3,729,536	30.86
Financial institutions		6,578,495	56.28		—	—		6,578,495	54.44
Corporations		1,381,851	11.82		394,700	100.00		1,776,551	14.70

	~~W~~	11,689,882		~~W~~	394,700		~~W~~	12,084,582

<Available-for-sales securities>
Others excluding bonds:
Manufacturing	~~W~~	1,133,566	21.11	~~W~~	—	—	~~W~~	1,133,566	20.45
Construction		658,763	12.27		—	—		658,763	11.88
Retail		4,744	0.09		—	—		4,744	0.08
Finance & insurance		3,017,990	56.21		149,469	85.14		3,167,459	57.13
Others		553,795	10.31		26,094	14.86		579,889	10.46

	~~W~~	5,368,858		~~W~~	175,563		~~W~~	5,544,421

Bonds:
Government & Government owned corporate	~~W~~	8,255,732	68.78	~~W~~	19,098	6.57	~~W~~	8,274,830	67.31
Financial institutions		2,714,591	22.62		105,586	36.32		2,820,177	22.95
Corporations		795,031	6.63		164,167	56.48		959,198	7.80
Others		236,941	1.97		1,822	0.63		238,763	1.94

	~~W~~	12,002,295		~~W~~	290,673		~~W~~	12,292,968

<Held-to-maturity securities>
Bonds:
Government & Government owned corporate	~~W~~	17,128,306	83.29	~~W~~	1,768	1.23	~~W~~	17,130,074	82.72
Financial institutions		2,016,100	9.80		10,240	7.15		2,026,340	9.79
Corporations		901,313	4.38		131,315	91.62		1,032,628	4.99
Others		518,681	2.53		—	—		518,681	2.50

	~~W~~	20,564,400		~~W~~	143,323		~~W~~	20,707,723

<Market index funds>
Financial institutions	~~W~~	444,465	100.00	~~W~~	—	—	~~W~~	444,465	100.00

	In local currency			In foreign currencies			Total
<2009>	Amount		Ratio (%)	Amount		Ratio (%)	Amount		Ratio (%)
<Trading securities>
Others excluding bonds:
Manufacturing	~~W~~	390,761	7.24	~~W~~	3,166	11.11	~~W~~	393,927	7.26
Construction		36,610	0.68		—	—		36,610	0.68
Retail		89,703	1.66		—	—		89,703	1.65
Finance & insurance		3,959,462	73.40		9,529	33.44		3,968,991	73.19
Others		917,939	17.02		15,798	55.45		933,737	17.22

	~~W~~	5,394,475		~~W~~	28,493		~~W~~	5,422,968

Bonds:
Government & Government owned corporate	~~W~~	3,548,576	27.92	~~W~~	—	—	~~W~~	3,548,576	26.99
Financial institutions		7,713,957	60.69		—	—		7,713,957	58.66
Corporations		1,447,355	11.39		440,219	100.00		1,887,574	14.35

	~~W~~	12,709,888		~~W~~	440,219		~~W~~	13,150,107

<Available-for-sales securities>
Others excluding bonds:
Manufacturing	~~W~~	924,795	19.45	~~W~~	356	0.16	~~W~~	925,151	18.59
Construction		610,966	12.85		204	0.09		611,170	12.28
Retail		123,580	2.60		—	—		123,580	2.48
Finance & insurance		2,453,046	51.60		219,240	98.67		2,672,286	53.70
Others		641,804	13.50		2,408	1.08		644,212	12.95

	~~W~~	4,754,191		~~W~~	222,208		~~W~~	4,976,399

Bonds:
Government & Government owned corporate	~~W~~	4,951,302	62.85	~~W~~	—	—	~~W~~	4,951,302	57.26
Financial institutions		2,111,501	26.80		376,609	48.93		2,488,110	28.77
Corporations		673,863	8.56		243,039	31.57		916,902	10.61
Others		140,822	1.79		150,063	19.50		290,885	3.36

	~~W~~	7,877,488		~~W~~	769,711		~~W~~	8,647,199

<Held-to-maturity securities>
Other excluding bonds:
Other	~~W~~	2,351	100.00	~~W~~	—	—	~~W~~	2,351	100.00

	~~W~~	2,351		~~W~~	—		~~W~~	2,351

Bonds:
Government & Government owned corporate	~~W~~	13,225,467	80.88	~~W~~	88,014	44.57	~~W~~	13,313,481	80.45
Financial institutions		2,513,064	15.37		83,392	42.23		2,596,456	15.69
Corporations		294,788	1.80		—	—		294,788	1.78
Others		318,590	1.95		26,079	13.20		344,669	2.08

	~~W~~	16,351,909		~~W~~	197,485		~~W~~	16,549,394

<Market index funds>
Financial institutions	~~W~~	559,026	100.00	~~W~~	—	—	~~W~~	559,026	100.00

(4)
Securities in foreign currencies (by currency) as of December 31, 2010 and 2009 are as follows (Korean won in millions, U.S. dollars in thousands, EUROs in thousands, Japanese yen in hundred thousands, Hong Kong dollars in thousands, Singapore dollars in thousands, Russian ruble in thousands, Chinese yuan in thousands and Indonesia Rupiah in millions):

		Amounts in	Translation to		Korean won
<2010>	Currencies	currencies	USD		equivalent
<Available-for-sales securities>
Equity securities	USD	67,292	US$	67,292	~~W~~	76,638
	EUR	13,018		17,302		19,705
	JPY	20,304		24,906		28,366
	HKD	72,149		9,271		10,559
	SGD	19,186		14,892		16,960
Bonds	USD	232,896		232,896		265,244
	RUB	265,621		8,715		9,926
	CNY	90,149		13,612		15,503
Beneficiary Certificates	USD	20,489		20,489		23,335

			US$	409,375	~~W~~	466,236

<Held-to-maturity securities>
Bonds	USD	26,000	US$	26,000	~~W~~	29,612
	IDR	884,223		98,290		111,943
	SGD	2,000		1,553		1,768

			US$	125,843	~~W~~	143,323

		Amounts in	Translation to		Korean won
<2009>	Currencies	currencies	USD		equivalent
<Available-for-sales securities>
Equity securities	USD	66,796	US$	66,796	~~W~~	77,991
	EUR	28,619		41,039		47,917
	JPY	46,899		50,724		59,225
	HKD	114,524		14,768		17,243
	SGD	23,449		16,694		19,492
Bonds	USD	616,631		616,631		719,978
	EUR	29,703		42,593		49,732
Beneficiary Certificates	EUR	291		291		340

			US$	849,536	~~W~~	991,918

<Held-to-maturity securities>
Bonds	USD	66,328	US$	66,328	~~W~~	77,444
	IDR	956,220		101,387		118,380
	SGD	1,999		1,423		1,662

			US$	169,138	~~W~~	197,486

10. MATURITY OF DEBT SECURITIES
Maturity of debt securities as of December 31, 2010 and 2009 is as follows (Korean won in billions):

	Less than		Less than		Less than		Less than		Less than		More than
<2010>	3 months		6 months		1 year		5 years		10 years		10 years		Total
<Available-for-sales securities>
Book value	~~W~~	1,411	~~W~~	2,156	~~W~~	2,748	~~W~~	5,262	~~W~~	582	~~W~~	134	~~W~~	12,293
<Held-to-maturity securities>
Book value		2,684		702		3,249		12,117		436		1,520		20,708
Fair value		2,691		704		3,281		12,217		445		1,549		20,887

	Less than		Less than		Less than		Less than		Less than		More than
<2009>	3 months		6 months		1 year		5 years		10 years		10 years		Total
<Available-for-sales securities>
Book value	~~W~~	867	~~W~~	874	~~W~~	1,471	~~W~~	4,961	~~W~~	455	~~W~~	19	~~W~~	8,647
<Held-to-maturity securities>
Book value		3,012		1,464		3,452		7,789		321		511		16,549
Fair value		3,014		1,475		3,478		7,780		326		510		16,583
11. LOSS ON IMPAIRMENT OF SECURITIES AND RECOVERY OF IMPAIRMENT
(1)	Loss on impairment of available-for-sale securities for the years ended December 31, 2010 and 2009 are as follows (Korean won in millions):

	2010			2009
<Available-for-sales securities>
Equity securities:
The Korea Economic Daily	~~W~~	8	The Korea Economic Daily	~~W~~	205
Midas Private Equity Real Estate No.1		7,599	Speed Bank Communication		1,422
IBK-SKS Private Equity No.1		3,720	New Star Digital		451
EP Private Equity No.1		9,320	Shinil		333
KDB Life Insurance Co., Ltd.		9,659	Daol New Leader Kazakhstan Private Equity Real Estate		971
I-Venture Investment Co., Ltd.		382	GM Daewoo Trust Beneficiate Certificates No.1		17,634
Cintel Corp.		361	Woori Milestone Private Equity Real Estate Fund		496
Daewoo Engineering & Construction CO.,LTD		197	Woori Asset Management Ocean Bridge Special Asset No.7		3,317
Morgan Stanley Japan Core Property Fund		21,162	Woori Asset Management Ocean Bridge Special Asset No.9		4,461
Creed Real Estate Property Fund		27,916	KTB2005 Private Equity		697
Betterway Fund		9,494	KTB2006 Private Equity		1,742
Citigroup		796	HeungKuk High Class Stock No.9		2,850
Fine.Suntronix CO.,LTD		71	Morgan Stanley Real Estate Fund V		15,692
Korea Line Corporation		5,065	Morgan Stanley Real Estate Fund VI		21,750
Daewoo Motor Sales Corporation		628	DLJ III Fund		4,827
Others		694	Others		34,723

Debt securities:
Bonds in foreign currencies related to CDO (*1)		379	Bonds in foreign currencies related to CDO (*1)		19,090
Others		22,540	Others		17,523

	~~W~~	119,991		~~W~~	148,184

(*1)
Woori Bank has invested in Collateralized Debt Obligations (“CDOs”), of which the face value amounted to US$213 million (CDO related to mortgage amounted to US$40 million and other CDOs amounted to US$173 million), and of which the book value amounted to US$12 million (CDO related to mortgage amounted to US$3 million and other CDOs amounted to US$9 million). The Bank recognized ~~W~~0.4 billion of loss on impairment of available-for-sale securities, ~~W~~67.9 billion of gain on disposal of available-for-sale securities, ~~W~~0.6 billion of loss on disposal of available-for-sale securities, ~~W~~0.1 billion of gain on redemption of available-for-sale securities and ~~W~~0.6 billion of loss on redemption of available-for-sale securities, which is related to these CDOs, for the year ended December 31, 2010. In addition, the Bank recognized ~~W~~78 billion as gain on valuation of available-for-sale securities recorded in accumulated other comprehensive income, which is related to these CDOs.

(2)	Recovery of impairment of available-for-sale for the years ended December 31, 2010 and 2009 are as follows (Korean won in millions):

	2010			2009
<Available-for-sales securities>
Equity securities:
GM Daewoo Trust Beneficiate Certificates No.1	~~W~~	17,634		~~W~~	—
KTB2005 Private Equity		5			—
KTB2006 Private Equity		1,563			—
Others		2,831			—
Debt securities:
Sehwa Precision CO.,LTD		16	Haitai International Inc.		87
Others		67	Others		195

	~~W~~	22,116		~~W~~	282

12. LOANS AND ALLOWANCES FOR POSSIBLE LOAN LOSSES
(1)	Classification of loans subject to allowance for possible loan losses as of December 31, 2010 and 2009 are as follows (Korean won in billions):

<2010>	Normal		Precautionary		Substandard		Doubtful		Loss		Total
Usance	~~W~~	4,225	~~W~~	84	~~W~~	31	~~W~~	10	~~W~~	—	~~W~~	4,350
Credit card accounts		4,229		75		5		36		10		4,355
Bills bought in foreign currencies		4,881		260		1		—		6		5,148
Bills bought in local currency		332		68		3		—		—		403
Loans in local currency		149,492		3,866		4,154		1,099		375		158,986
Loans in foreign currencies		11,682		776		169		8		7		12,642
Factoring receivables		114		—		—		—		—		114
Advances for customers on guarantees		111		1		6		176		6		300
Privately placed bonds		2,702		111		282		7		19		3,121
Loans to be converted to equity securities		—		—		—		1		1		2
Finance leases (Note 19)		607		9		1		1		—		618
Loans for installment		1,104		6		2		2		—		1,114
Policy loans		117		—		—		—		—		117
Others		1,321		19		44		30		6		1,420

	~~W~~	180,917	~~W~~	5,275	~~W~~	4,698	~~W~~	1,370	~~W~~	430	~~W~~	192,690

<2009>	Normal		Precautionary		Substandard		Doubtful		Loss		Total
Usance	~~W~~	3,792	~~W~~	36	~~W~~	47	~~W~~	—	~~W~~	—	~~W~~	3,875
Credit card accounts		3,980		67		2		42		7		4,098
Bills bought in foreign currencies		4,686		8		85		1		—		4,780
Bills bought in local currency		1,015		121		95		—		—		1,231
Loans in local currency		151,808		4,992		1,483		282		395		158,960
Loans in foreign currencies		12,182		688		294		40		9		13,213
Factoring receivables		96		—		—		—		—		96
Advances for customers on guarantees		1		1		24		16		12		54
Privately placed bonds		3,235		156		283		1		11		3,686
Loans to be converted to equity securities		—		—		—		1		4		5
Finance leases (Note 19)		456		1		3		6		1		467
Loans for installment		600		4		2		2		2		610
Policy loans		95		—		—		—		—		95
Others		855		13		39		—		6		913

	~~W~~	182,801	~~W~~	6,087	~~W~~	2,357	~~W~~	391	~~W~~	447	~~W~~	192,083

(2)	Reconciliation of the loans subject to allowance for the possible loan losses with loans as of December 31, 2010 and 2009 are as follows (Korean won in billions):

	2010		2009
Loans, net of allowance	~~W~~	195,619	~~W~~	196,882
(+) Allowance for possible loan losses		4,772		3,743
(+) Deferred loan origination fees		(87)		(16)

Loans at gross		200,304		200,609

Reconciliation items:
(-) Inter-bank loans		(1,911)		(2,037)
(-) Bonds purchased under resale agreements		(1,998)		(1,858)
(-) Call loans		(3,691)		(4,624)
(-) Incidental expenses on finance leases		(14)		(7)

		(7,614)		(8,526)

The loans subject to allowance for possible loan losses	~~W~~	192,690	~~W~~	192,083

(3)	Classification of allowances for possible loan losses as of December 31, 2010 and 2009 are as follows (Korean won in billions):

<2010>	Normal		Precautionary		Substandard		Doubtful		Loss		Total
Usance	~~W~~	36	~~W~~	11	~~W~~	11	~~W~~	8	~~W~~	—	~~W~~	66
Credit card accounts		63		11		1		22		10		107
Bills bought in foreign currencies		42		49		—		—		6		97
Bills bought in local currency		3		7		1		—		—		11
Loans in local currency		1,286		430		1,129		586		375		3,806
Loans in foreign currencies		119		78		37		4		7		245
Factoring receivables		1		—		—		—		—		1
Advances for customers on guarantees		1		—		1		88		6		96
Privately placed bonds		124		19		87		4		19		253
Loans to be converted to equity securities		—		—		—		—		1		1
Finance leases		3		1		—		1		—		5
Loans for installment		10		1		1		1		—		13
Policy loans		1		—		—		—		—		1
Others		23		2		11		28		6		70

	~~W~~	1,712	~~W~~	609	~~W~~	1,279	~~W~~	742	~~W~~	430	~~W~~	4,772

<2009>	Normal		Precautionary		Substandard		Doubtful		Loss		Total
Usance	~~W~~	33	~~W~~	3	~~W~~	15	~~W~~	—	~~W~~	—	~~W~~	51
Credit card accounts		60		10		—		25		7		102
Bills bought in foreign currencies		40		1		17		1		—		59
Bills bought in local currency		10		12		19		—		—		41
Loans in local currency		1,430		654		373		159		395		3,011
Loans in foreign currencies		113		77		55		17		9		271
Factoring receivables		1		—		—		—		—		1
Advances for customers on guarantees		—		—		5		8		12		25
Privately placed bonds		32		17		77		1		11		138
Loans to be converted to equity securities		—		—		—		—		4		4
Finance leases		2		—		1		4		1		8
Loans for installment		6		—		1		2		2		11
Policy loans		1		—		—		—		—		1
Others		4		2		8		—		6		20

	~~W~~	1,732	~~W~~	776	~~W~~	571	~~W~~	217	~~W~~	447	~~W~~	3,743

(4)	The percentages of allowances for possible loan losses to loans as of December 31, 2010, 2009 and 2008 are as follows (Korean won in billions):

	Loans subject to allowance
	for possible loan losses		Allowance		Ratio (%)
2010	~~W~~	192,690	~~W~~	4,772	2.48
2009		192,083		3,743	1.95
2008		194,944		3,492	1.79

(5)	The changes in allowances for possible loan losses for the years ended December 31, 2010 and 2009 are as follows (Korean won in billions):

	2010		2009
January 1	~~W~~	3,743	~~W~~	3,492

Reconciliation items:
Provision for possible loan losses, net of reversal of allowances for possible loan losses		2,661		2,175
Reversal due to recovery of write-off loans		136		115
Write-off of loans		(1,486)		(1,555)
Other		(282)		(484)

December 31	~~W~~	4,772	~~W~~	3,743

(6)	Classifications of loans in local currency by industry as of December 31, 2010 and 2009 are as follows (Korean won in billions):

	2010		Ratio (%)	2009		Ratio (%)
<Loans to corporate>
Manufacturing	~~W~~	30,863	19.27	~~W~~	29,803	18.56
Dealing with real estate & leasing		18,331	11.45		20,543	12.79
Retail		12,112	7.56		11,801	7.35
Construction		7,478	4.67		8,531	5.31
Hotel & food		3,364	2.10		3,528	2.20
Transportation, warehouse & telecommunication		2,925	1.83		3,209	2.00
Finance & insurance		3,997	2.50		4,510	2.81
Others		17,371	10.85		16,052	9.99

		96,441			97,977

<Loans to household>		63,676	39.77		62,626	38.99

	~~W~~	160,117		~~W~~	160,603

(7)	Classification of loans in local currency by customer as of December 31, 2010 and 2009 are as follows (Korean won in billions):

	2010		Ratio (%)	2009		Ratio (%)
<Loans to corporate>
Loans for working capital	~~W~~	67,429	42.11	~~W~~	71,757	44.68
Loans for equipment capital		24,190	15.11		21,189	13.19

<Loans to household>
Loans for living capital		57,194	35.72		58,150	36.21
Loans for housing capital		6,305	3.94		3,882	2.42
Others		178	0.11		594	0.37

<Loans to public sector & others>
Loans for working capital		2,478	1.55		2,450	1.53
Loans for equipment capital		1,212	0.75		938	0.58
Interbank loans		1,131	0.71		1,643	1.02

	~~W~~	160,117		~~W~~	160,603

(8)	Loans in foreign currencies (including usance) by country as of December 31, 2010 and 2009 are as follows (Korean won in billions):

	2010		Ratio (%)	2009		Ratio (%)
Korea	~~W~~	11,295	63.55	~~W~~	11,187	63.99
United States		1,572	8.85		1,814	10.38
Japan		568	3.19		530	3.03
China		670	3.77		418	2.39
Others		3,667	20.64		3,532	20.21

	~~W~~	17,772		~~W~~	17,481

(9)	Significant disposal of loans for the years ended December 31, 2010 and 2009 are as follows (Korean won in billions):
<2010>

		Nominal		Allowance at					Gain (loss) on
Seller	Buyer	amount		disposition date		Consideration			sale of loans
Woori Bank	Woori F&I Fifteenth Asset Securitization Specialty		126		32		97		2
"	United Asset Securitization Specialty		76		49		45		18
"	Korea Housing Finance Corporation		985		10		985		10
"	UAMCO		191		27		129		(36)
Woori Bank, Kyongnam Bank	Kamco		346		79		183		(84)
"	Woori EA Asset Securitization Specialty		469		77		371		(20)
Woori Bank, Woori Investment Securities Co., Ltd.	Korea Asset Management Corporation		83		8		63		(12)

		~~W~~	2,276	~~W~~	282	~~W~~	1,873	~~W~~	(122)

<2009>

		Nominal		Allowance at				Gain (loss) on
Seller	Buyer	amount		disposition date		Consideration		sale of loans
Woori Bank	Korea Housing Finance Corporation	~~W~~	367	~~W~~	3	~~W~~	367	~~W~~	3
"	PPI ABS Int’l Ltd.		115		28		92		5
Woori Bank, Kyongnam Bank	Credit Recovery Corporation		10		10		1		1
"	Kamco		231		24		144		(63)
Woori Bank, Kyongnam Bank, Woori Financial	Korea Asset Management Corporation		759		91		508		(160)
Woori Financial	Woori Auto Plus Second SPC		117		—		115		(2)

		~~W~~	1,599	~~W~~	156	~~W~~	1,227	~~W~~	(216)

13. RESTRUCTURING OF LOANS
(1)	Restructuring of loans for the years ended December 31, 2010 and 2009 are as follows (Korean won in millions):

						Restructuring
		Nominal						Equity		Modification
<2010>	Classification	amount		Discharge		Bonds		securities		of terms
Kumho Industrial Co., Ltd	Workout	~~W~~	453,827	~~W~~	994	~~W~~	3,185	~~W~~	31,545	~~W~~	418,103
Kumho Tire Co., Inc.	Workout		428,729		—		—		112,574		316,155
Samho Shipbuilding Co., Ltd.	Workout		83,232		—		—		—		83,232
21st Century Shipbuilding Co., Ltd	Workout		241,517		—		—		1,809		239,708
Sungwoo Construction Co,. Ltd	Workout		35,310		—		—		—		35,310
Trigem Computer Inc.	Workout		52,708		—		—		—		52,708
Daewoo Motor Sales Corporation	Workout		186,000		—		—		—		186,000
Jeil Construction Co., Ltd.	Workout		109,000		—		—		—		109,000
Byucksan Engineering & Construction Co., Ltd.	Workout		114,150		—		—		—		114,150
SAMT Co., Ltd.	Workout		84,415		—		—		39,500		44,915
Namkwang Engineering & Construction Co., Ltd.	Workout		47,200		—		—		—		47,200
Jung — Ang	Workout		11,250		—		—		—		11,250
Heights Third Co., Ltd.	Workout		37,500		—		—		—		37,500
Sekwang Heavy Industries Co., Ltd.	Workout		22,792		—		—		—		22,792
Hyundai Cement Co., Ltd.	Workout		89,106		—		—		—		89,106
Singok the Sixth Zone Securitization Specialty Co., Ltd	Workout		100,000		—		—		—		100,000
Hanil Engineering & Construction Co., Ltd.	Workout		22,818		—		—		—		22,818
Jaeyoung Solutec Co., Ltd.	Workout		22,087		—		—		1,250		20,837
Tmax Soft Co.,Ltd.	Workout		47,498		—		—		—		47,498
Others	Workout		146,038		655		255		408		144,720

		~~W~~	2,335,177	~~W~~	1,649	~~W~~	3,440	~~W~~	187,086	~~W~~	2,143,002

		Nominal						Equity		Modification
<2009>	Classification	amount		Discharge		Bonds		securities		of terms
Poong Lim Industrial Co., Ltd	Workout	~~W~~	255,900	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	255,900
Daehan Shipbuilding	Workout		190,637		—		—		979		189,658
Woolim Co., Ltd.	Workout		115,000		—		—		—		115,000
Shinsung Construction Co., Ltd	Restructuring		108,788		1,496		—		56,748		50,544
Amuty Second Co., Ltd.	Workout		70,000		—		—		—		70,000
Samho International Co., Ltd.	Workout		64,510		—		—		—		64,510
Hwasung Development Co., Ltd	Workout		55,996		—		—		—		55,996
Pantech	Workout		55,628		—		—		29,389		26,239
Dongmoon Construction Co., Ltd	Workout		49,263		—		—		—		49,263
Wonju I-One Inc.	Workout		48,211		—		—		—		48,211
Jeonju I-One Inc.	Workout		45,000		—		—		—		45,000
City & Culture Co., Ltd.	Workout		40,000		—		—		—		40,000
Kyungboo Steal Co., Ltd.	Restructuring		26,642		21,261		—		—		5,381

		~~W~~	1,125,575	~~W~~	22,757	~~W~~	—	~~W~~	87,116	~~W~~	1,015,702

(2)	Loans to be converted to equity securities as of December 31, 2010 and 2009 are as follows (Korean won in millions):

							Fair value
	Nominal						of equity
<2010>	amount		Allowance		Book value		securities
Yangbo	~~W~~	1,224	~~W~~	1,224	~~W~~	—	~~W~~	—
Chewyoungroo		499		252		247		247

	~~W~~	1,723	~~W~~	1,476	~~W~~	247	~~W~~	247

							Fair value
	Nominal						of equity
<2009>	amount		Allowance		Book value		securities
Yangbo	~~W~~	1,224	~~W~~	1,224	~~W~~	—	~~W~~	—
Chewyoungroo		2,650		2,650		—		—
Others		576		290		286		286

	~~W~~	4,450	~~W~~	4,164	~~W~~	286	~~W~~	286

14. FIXED ASSETS
(1)	Fixed assets as of December 31, 2010 and 2009 are as follows (Korean won in millions):

	Acquisition		Accumulated		Accumulated
<2010>	cost		depreciation		impairment loss		Book value
Land	~~W~~	1,400,918	~~W~~	—	~~W~~	4,720	~~W~~	1,396,198
Buildings		1,583,159		399,713		1,293		1,182,153
Structures in leased office		289,683		240,579		—		49,104
Equipment and furniture		1,183,498		972,045		—		211,453
Construction in process		2,734		—		—		2,734
Leased assets		189,029		144,575		—		44,454

	~~W~~	4,649,021	~~W~~	1,756,912	~~W~~	6,013	~~W~~	2,886,096

	Acquisition		Accumulated		Accumulated
<2009>	cost		depreciation		impairment loss		Book value
Land	~~W~~	1,387,433	~~W~~	—	~~W~~	4,757	~~W~~	1,382,676
Buildings		1,460,280		370,236		1,015		1,089,029
Structures in leased office		272,424		217,329		—		55,095
Equipment and furniture		1,114,293		919,428		—		194,865
Construction in process		27,351		—		—		27,351
Leased assets		209,095		137,694		—		71,401

	~~W~~	4,470,876	~~W~~	1,644,687	~~W~~	5,772	~~W~~	2,820,417

(2)	Changes in fixed assets for the years ended December 31, 2010 and 2009 are as follows (Korean won in millions):

	Jan. 1,				Business										Dec. 31,
<2010>	2010		Acquisition		Combination		Disposition		Transfer		Depreciation		Others		2010
Land	~~W~~	1,382,676	~~W~~	7,483	~~W~~	2,486	~~W~~	(6,125)	~~W~~	414	~~W~~	—	~~W~~	9,264	~~W~~	1,396,198
Buildings		1,089,029		14,086		126,662		(13,193)		1,915		(42,397)		6,051		1,182,153
Structures in leased office		55,095		20,429		—		(734)		—		(25,707)		21		49,104
Equipment and furniture		194,865		107,310		(1,645)		(10,991)		—		(98,038)		19,952		211,453
Construction in process		27,351		16,185		391		(6,429)		(2,329)		—		(32,435)		2,734
Leased assets		71,401		6,149		—		(8)		—		(36,656)		3,568		44,454

	~~W~~	2,820,417	~~W~~	171,642	~~W~~	127,894	~~W~~	(37,480)	~~W~~	—	~~W~~	(202,798)	~~W~~	6,421	~~W~~	2,886,096

	Jan. 1,				Business										Dec. 31,
<2009>	2009		Acquisition		Combination		Disposition		Transfer		Depreciation		Others		2009
Land	~~W~~	1,421,875	~~W~~	1,488	~~W~~	5,573	~~W~~	(63,169)	~~W~~	16,975	~~W~~	—	~~W~~	(66)	~~W~~	1,382,676
Buildings		921,041		10,275		8,081		(14,901)		199,803		(37,831)		2,561		1,089,029
Structures in leased office		72,679		13,828		—		(1,679)		—		(28,906)		(827)		55,095
Equipment and furniture		200,359		255,673		26,363		(214,272)		21,892		(100,882)		5,732		194,865
Construction in process		116,831		146,185		14,781		(67)		(238,670)		—		(11,709)		27,351
Leased assets		63,752		108,849		—		(61,298)		—		(39,902)		—		71,401

	~~W~~	2,796,537	~~W~~	536,298	~~W~~	54,798	~~W~~	(355,386)	~~W~~	—	~~W~~	(207,521)	~~W~~	(4,309)	~~W~~	2,820,417

(3)	The published value of land pursuant to the Laws on Disclosure of Land Price and Valuation of Land is ~~W~~1,546,602 million and ~~W~~1,513,043 million as of December 31, 2010 and 2009, respectively.
15. INTANGIBLE ASSETS
(1)	Intangible assets as of December 31, 2010 and 2009 are as follows (Korean won in millions):

	2010		2009
Goodwill
The Company	~~W~~	83,667	~~W~~	129,374
Woori Bank		—		214
Woori Investment Securities		3,582		—
Woori F&I		2,017		—
Woori PEF		124,976		143,882
Woori Renaissance Holdings		—		12,595

		214,242		286,065

Negative goodwill		(2,068)		(2,224)
Deferred development cost		70,826		70,187
Software		31,934		31,248
Other intangible assets		78,761		116,413

	~~W~~	393,695	~~W~~	501,689

(2)	Changes in goodwill and negative goodwill for the year ended December 31, 2010 are as follows (Korean won in millions):

	Jan. 1,								Dec. 31,
	2010		Increase		Amortization		Translation		2010
Woori F&I	~~W~~	56	~~W~~	—	~~W~~	(4)	~~W~~	—	~~W~~	52
Woori Investment Securities		(2,224)		—		156		—		(2,068)
Woori America Bank (*1)		214		—		(209)		(5)		—
Woori Financial		105,685		—		(38,431)		—		67,254
Kumho Investment Bank (*1)		8,721		—		(2,492)		—		6,229
Woori Aviva		23,633		—		(7,272)		—		16,361
Woori AMC(*1)		—		2,124		(107)		—		2,017
UP Chemical(*1)		135,161		—		(16,414)		—		118,747
Phoenix Digital Tech(*1)		12,595		(12,336)		(259)		—		—
Woori CBV Securities Corporation(*1)		—		3,991		(409)		—		3,582

	~~W~~	283,841	~~W~~	(6,221)	~~W~~	(65,441)	~~W~~	(5)	~~W~~	212,174

(*1)	2nd-tier subsidiary

(3)	Changes in intangible assets for the years ended December 31, 2010 and 2009 are as follows (Korean won in millions):

	Jan. 1,				Business								Dec. 31,
<2010>	2010		Acquisition		combination		Amortization		Translation		Others		2010
Goodwill	~~W~~	286,065	~~W~~	—	~~W~~	(6,221)	~~W~~	(65,597)	~~W~~	(5)	~~W~~	—	~~W~~	214,242
Negative goodwill		(2,224)		—		—		156		—		—		(2,068)
Deferred dev’t cost		70,187		19,996		—		(19,367)		—		10		70,826
Software		31,248		11,586		—		(10,938)		—		38		31,934
Others		116,413		11,416		—		(48,438)		—		(630)		78,761

	~~W~~	501,689	~~W~~	42,998	~~W~~	(6,221)	~~W~~	(144,184)	~~W~~	(5)	~~W~~	(582)	~~W~~	393,695

	Jan. 1,				Business								Dec. 31,
<2009>	2009		Acquisition		combination		Amortization		Translation		Others		2009
Goodwill	~~W~~	186,929	~~W~~	—	~~W~~	155,265	~~W~~	(55,968)	~~W~~	(161)	~~W~~	—	~~W~~	286,065
Negative goodwill		(2,245)		—		—		21		—		—		(2,224)
Deferred dev’t cost		78,841		26,486		—		(35,121)		—		(19)		70,187
Software		25,668		15,070		—		(9,490)		—		—		31,248
Others		116,600		44,196		344		(44,462)		15		(280)		116,413

	~~W~~	405,793	~~W~~	85,752	~~W~~	155,609	~~W~~	(145,020)	~~W~~	(146)	~~W~~	(299)	~~W~~	501,689

16. OTHER ASSETS
Other assets as of December 31, 2010 and 2009 are as follows (Korean won in millions):

	2010		2009
Intangible assets (Note 15)	~~W~~	393,695	~~W~~	501,689
Non-operating assets		48,319		46,802
Guarantee deposits		1,303,577		1,295,283
Other accounts receivable		2,802,039		2,746,414
Accrued income		1,184,521		1,094,131
Prepaid expenses		131,751		154,929
Deferred income tax assets (Note 27)		195,025		190,224
CMA assets		2,854,111		1,972,360
Operating lease assets (Note 19)		8,390		41,580
Accounts receivable on disposal of assets		11,136		1,281
Derivative instruments assets (Note 35)		4,320,102		4,882,107
Domestic exchange settlements debits		1,150,613		612,281
Sundry assets		219,824		259,994

		14,623,103		13,799,075
Present value discount		(7,870)		(8,015)

	~~W~~	14,615,233	~~W~~	13,791,060

17. INSURANCE
Insurance coverage as of December 31, 2010 and 2009 is as follows (Korean won in millions):

	2010				2009
	Balance of				Balance of
	covered assets		Coverage		covered assets		Coverage
Insurance for losses:
Buildings used for business purposes	~~W~~	1,046,180	~~W~~	1,118,705	~~W~~	1,060,834	~~W~~	1,109,820
Equipment and furniture		258,449		321,580		141,922		241,763
Guarantee deposits		6,983		6,296		7,174		7,313
Lease assets		639,289		157,779		516,453		153,930
Insurance for fire:
Equipment and furniture		7,306		13,388		7,172		22,725
Buildings used for business purposes		7,564		5,700		32,105		47,613
Tangible asset overseas		1,154		5,023		1,062		4,956
Structures in leased assets		2,572		8,554		5,512		14,611
Insurance for liability of:
Reparation of directors		—		50,000		—		50,000
Reparation of professionals		—		1,000		—		1,000
Umbrella policy		—		7,000		—		7,000
Electronic financial transactions		—		5,000		—		5,000

	~~W~~	1,969,497	~~W~~	1,700,025	~~W~~	1,772,234	~~W~~	1,665,731

18. COLLATERALIZED ASSETS
Collateralized assets as of December 31, 2010 and 2009 are as follows (Korean won in millions):

	Collateralized
	assets	2010		2009		Purpose
Bank of Korea	Securities	~~W~~	4,705,700	~~W~~	4,083,400	Borrowings, settlement risk and other
Lehman Brothers and others	Securities, Due from banks		837,608		609,370	Trading credit derivatives
Samsung Securities Co., Ltd. And others	Securities		13,301		12,004	Futures maintenance margin
Samsung futures and others	Securities		197,322		472,148	Futures maintenance margin
Nova Scotia Bank and others	Securities		472,441		302,000	Borrowings in foreign currency
Hana Bank and others	MMDA & securities		1,356,305		798,192	Borrowings
Mizuho Corporate Bank	Securities		30,000		426,875	Borrowings in foreign currency
Korea Securities Depository & Trust accounts	Securities		6,796,642		6,224,937	Collateral for customer's RP
Citybank and others	Land and buildings		139,485		129,240	Leasehold deposits
Korea Securities Financed Corporation and others	Securities		1,116,863		942,884	Collateral for issuing securities and others
Korea Exchange	Securities		33,298		58,945	Futures option maintenance margin
Korea Securities Depository	Securities		463,480		263,623	Trade balance Collateral for derivatives
ING Bank and others	Securities		1,363,927		2,706,274	Collateral for derivatives
Federal Reserve Bank	Securities		2,151		3,245	Guarantee for FRB discount window
IBK Capital and others	Due from banks		478		—	Borrowings

		~~W~~	17,529,001	~~W~~	17,033,137

19. LEASES
(1)	Operating lease assets
Future minimum lease payments to be received under operating lease contracts as of December 31, 2010 and 2009 are as follows (Korean won in millions):

<2010>	Local currency		Foreign currencies		Total
Jan.1.1, 2011 ~ Dec.12.31, 2011	~~W~~	1,619	~~W~~	2,330	~~W~~	3,949
Jan.1.1, 2012 ~ Dec.12.31, 2012		186		1,821		2,007
Jan.1.1, 2013 ~ Dec.12.31, 2013		89		—		89

	~~W~~	1,894	~~W~~	4,151	~~W~~	6,045

<2009>	Local currency		Foreign currencies		Total
Jan.1.1, 2010 ~ Dec.12.31, 2010	~~W~~	15,817	~~W~~	2,289	~~W~~	18,106
Jan.1.1, 2011 ~ Dec.12.31, 2011		1,546		2,389		3,935
Jan.1.1, 2012 ~ Dec.12.31, 2012		21		1,867		1,888

	~~W~~	17,384	~~W~~	6,545	~~W~~	23,929

(2)	Lease payment receivables under finance lease
The present value of the gross investment and minimum lease payments to be received as of December 31, 2010 and 2009 are as follows (Korean won in millions):

<2010>	Local currency		Foreign currencies		Total
Jan.1.1, 2011 ~ Dec.12.31, 2011	~~W~~	279,275	~~W~~	—	~~W~~	279,275
Jan.1.1, 2012 ~ Dec.12.31, 2012		222,173		—		222,173
Jan.1.1, 2013 ~ Dec.12.31, 2013		155,376		—		155,376
Jan.1.1, 2014 ~ Dec.12.31, 2014		31,759		—		31,759
Jan.1.1, 2015 ~ Dec.12.31, 2015		10,462		—		10,462

Gross investment under finance lease		699,045		—		699,045
Unearned interest income		81,307		—		81,307

Net investment under finance lease	~~W~~	617,738	~~W~~	—		617,738

Cancelled finance lease payment receivables						444
Incidental expenses on finance lease						13,808

Lease payment receivables under finance lease					~~W~~	631,990

<2009>	Local currency		Foreign currencies		Total
Jan.1.1, 2010 ~ Dec.12.31, 2010	~~W~~	209,316	~~W~~	4,039	~~W~~	213,355
Jan.1.1, 2011 ~ Dec.12.31, 2011		173,755		—		173,755
Jan.1.1, 2012 ~ Dec.12.31, 2012		111,186		—		111,186
Jan.1.1, 2013 ~ Dec.12.31, 2013		17,453		—		17,453
Jan.1.1, 2014 ~ Dec.12.31, 2014		3,901		—		3,901
Jan.1.1, 2015~		345		—		345

Gross investment under finance lease		515,956		4,039		519,995
Unearned interest income		49,128		4		49,132

Net investment under finance lease	~~W~~	466,828	~~W~~	4,035	~~W~~	470,863

Cancelled finance lease payment receivables						3,683
Lease payment receivables under finance lease					~~W~~	474,546

(3)	Finance lease liabilities
The gross amount and the present value of the minimum lease payments as of December 31, 2010 and 2009 are as follows (Korean won in millions):

<2010>	Local currency		Foreign currencies		Total
Jan.1.1, 2011 ~ Dec.12.31, 2011	~~W~~	37,546	~~W~~	—	~~W~~	37,546
Jan.1.1, 2012 ~ Dec.12.31, 2012		21,680		—		21,680
Jan.1.1, 2013 ~ Dec.12.31, 2013		6,000		—		6,000
Jan.1.1, 2014 ~ Dec.12.31, 2014		6,000		—		6,000
Jan.1.1, 2015 ~ Dec.12.31, 2015		1,978		—		1,978

		73,204		—		73,204
Prepaid interest expenses		(4,223)		—		(4,223)

	~~W~~	68,981	~~W~~	—	~~W~~	68,981

<2009>	Local currency		Foreign currencies		Total
Jan.1.1, 2010 ~ Dec.12.31, 2010	~~W~~	46,985	~~W~~	—	~~W~~	46,985
Jan.1.1, 2011 ~ Dec.12.31, 2011		33,659		—		33,659
Jan.1.1, 2012 ~ Dec.12.31, 2012		17,793		—		17,793
Jan.1.1, 2013 ~ Dec.12.31, 2013		2,113		—		2,113

		100,550		—		100,550
Prepaid interest expenses		(6,447)		—		(6,447)

	~~W~~	94,103	~~W~~	—	~~W~~	94,103

20. DEPOSITS
(1)	Deposits as of December 31, 2010 and 2009 are as follows (Korean won in millions):

	2010		2009
Deposits on demand	~~W~~	16,260,871	~~W~~	16,595,234
Deposits at termination		163,850,379		156,395,646
Deposits on notes payable		4,402,142		3,902,258
Deposits on CMA		2,495,897		1,767,784

	~~W~~	187,009,289	~~W~~	178,660,922

(2)	Deposits on demand as of December 31, 2010 and December 31, 2009 are as follows (Korean won in millions):

	2010		2009
Deposits on demand in local currency:

Current deposits	~~W~~	1,673,009	~~W~~	1,707,097
Current deposits for household		38,738		36,067
Demand deposits		3,773,296		3,417,167
Special deposits		2,577,985		3,763,974
Official deposits		999,002		855,288
Deposits for security customer		1,252,337		1,439,099
Others		812,412		11,207

		11,126,779		11,229,899

Deposits on demand in foreign currencies:
Current deposits		829,748		1,220,463
Demand deposits		3,818,434		3,617,379
Deposits at notice		264,129		240,438
Special deposits		51,356		149,034
Others		170,425		138,021

		5,134,092		5,365,335

	~~W~~	16,260,871	~~W~~	16,595,234

(3)	Deposits at termination as of December 31, 2010 and December 31, 2009 are as follows (Korean won in millions):

	2010		2009
Savings deposits in local currency:

Savings deposits	~~W~~	22,929,260	~~W~~	20,758,858
Money market deposits		26,091,828		25,615,414
Time deposits		100,058,226		84,887,472
Installment deposits		4,241,663		3,584,702
Long-term savings for housing		1,499,932		1,782,623
Others		196,754		129,395

		155,017,663		136,758,464

Mutual installments
Installment deposits for the loans granted		40,855		74,478
Mutual installment for housing		113,313		148,081

		154,168		222,559

Money in trust		1,747,312		1,884,428

Negotiable certificates of deposits		3,315,194		12,766,129

Saving deposits in foreign currencies:
Time deposits		3,615,769		4,763,906
Installment deposits		273		160

		3,616,042		4,764,066

	~~W~~	163,850,379	~~W~~	156,395,646

(4)	Deposits from other financial institutions as of December 31, 2010 and 2009 are as follows (Korean won in millions):

			Credit specialized
			financial		Other
<2010>	Banks		institutions		institutions		Total
Deposits in local currency	~~W~~	6,171,238	~~W~~	25,141,615	~~W~~	901,720	~~W~~	32,214,573
Deposits in foreign currencies		8,442,643		—		—		8,442,643

	~~W~~	14,613,881	~~W~~	25,141,615	~~W~~	901,720	~~W~~	40,657,216

			Credit specialized
			financial		Other
<2009>	Banks		institutions		institutions		Total
Deposits in local currency	~~W~~	6,553,742	~~W~~	25,932,917	~~W~~	1,371,267	~~W~~	33,857,926
Deposits in foreign currencies		7,806,619		—		—		7,806,619

	~~W~~	14,360,361	~~W~~	25,932,917	~~W~~	1,371,267	~~W~~	41,664,545

(5)	Maturities of deposits as of December 31, 2010 and 2009 are as follows (Korean won in billions):

	Less than		Less than		Less than		Less than		More than
<2010>	3 months		6 months		1 year		3 years		3 years		Total
Deposits in local currency (*1)	~~W~~	93,240	~~W~~	19,243	~~W~~	52,951	~~W~~	6,010	~~W~~	4,402	~~W~~	175,846
Deposits in foreign currencies (*2)		6,588		621		515		126		946		8,796
Negotiable certificates of deposits		1,532		475		1,180		124		4		3,315

	~~W~~	101,360	~~W~~	20,339	~~W~~	54,646	~~W~~	6,260	~~W~~	5,352	~~W~~	187,957

(*1)	Before eliminating ~~W~~902 billion of inter-company transactions

(*2)	Before eliminating ~~W~~46 billion of inter-company transactions

	Less than		Less than		Less than		Less than		More than
<2009>	3 months		6 months		1 year		3 years		3 years		Total
Deposits in local currency (*1)	~~W~~	77,583	~~W~~	11,227	~~W~~	58,307	~~W~~	5,279	~~W~~	3,991	~~W~~	156,387
Deposits in foreign currencies (*2)		8,323		516		1,113		101		128		10,181
Negotiable certificates of deposits (*3)		3,080		2,990		5,885		832		8		12,795

	~~W~~	88,986	~~W~~	14,733	~~W~~	65,305	~~W~~	6,212	~~W~~	4,127	~~W~~	179,363

(*1)	Before eliminating ~~W~~621 billion of inter-company transactions

(*2)	Before eliminating ~~W~~51 billion of inter-company transactions

(*3)	Before eliminating ~~W~~29 billion of inter-company transactions
21. BORROWINGS
(1)	Borrowings as of December 31, 2010 and 2009 are as follows (Korean won in millions):

	2010		2009
Call money	~~W~~	6,072,523	~~W~~	5,957,519
Bills sold		146,606		129,237
Bonds sold under repurchase agreements		8,014,249		6,219,275
Borrowings in local currency		8,709,036		9,092,724
Borrowings in foreign currencies		9,925,522		9,719,945
Debentures in local currency		26,108,639		29,691,831
Debentures in foreign currencies		6,901,623		6,997,236
Securities sold		844,011		567,277
Market index funds sold		2,870,254		3,289,550

	~~W~~	69,592,463	~~W~~	71,664,594

(2)	Borrowings in local currency as of December 31, 2010 and 2009 are as follows (Korean won in millions):

		2010			2009
		Interest			Interest
	Lender	rate (%)	Amounts		rate (%)	Amounts
Borrowings from the Bank of Korea	Bank of Korea	1.3	~~W~~	1,222,739	0.0~1.3	~~W~~	1,560,378
Borrowings from government funds	Small Business Corporation	2.0~4.8		1,651,250	0.2~5.3		1,486,852
	Ministry of Labor	0.4~5.0		378,710	0.0~2.0		364,650
	Ministry of Information and Communication	2.4		48,808	3.6		73,112
	Institute for Information Technology Advancement	3.4~3.6		8,814	3.8~4.6		13,897
	Ministry of Commerce, Industry and Energy	0.6~1.0		449,989	0.0~3.8		513,109
	Environmental Management Corporation. and others	0.0~7.0		532,241	0.0~4.5		457,894
	The Eximbank of Korea	2.8		150,000	—		—
	Korea Finance Corporation	3.6		274,654	—		—

				3,494,466			2,909,514

Others	Seoul City	0.0~3.8		1,241,055	0.0~3.8		1,412,412
	Gyeonggi-Do and others	0.0~5.0		937,734	—		—
	Busan City	0.0		67,750	0.0~5.0		1,440,115
	Kwangju City and others	0.0~6.0		313,068	0.0~6.0		314,016
	Ulsan City	2.5		12,164	2.0~3.7		16,243
	Others	0.2~7.5		1,420,060	0.2~6.4		1,440,046

				3,991,831			4,622,832

			~~W~~	8,709,036		~~W~~	9,092,724

(3)	Borrowings in foreign currencies as of December 31, 2010 and 2009 are as follows:

		Interest			Korean won
<2010>	Lender	rate (%)	U.S. dollars		equivalent
			(In thousands)		(In millions)
Borrowings in foreign currencies	Overdraft	0.8~2.0	US$	862,158	~~W~~	981,912
	Foreign financial institution	0.6~7.0		4,412,608		5,025,519
	Local banks	0.7~4.8		604,583		688,560
	Others	0.5~3.0		2,833,056		3,226,568

				8,712,405		9,922,559

Off-shore borrowings in foreign currencies	Shinhan Bank(Hong-kong)	0.7		5,000		5,695

Discount				(2,399)		(2,732)

			US$	8,715,006	~~W~~	9,925,522

					Korean won
		Interest	U.S. dollars		equivalent
<2009>	Lender	rate (%)	(In thousands)		(In millions)
Borrowings in foreign currencies	Overdraft	1.4~4.9	US$	592,842	~~W~~	692,202
	Foreign financial institution	0.6~7.7		4,921,314		5,746,127
	Local banks	1.0~6.3		396,354		462,780
	Others	0.7~3.4		2,413,740		2,818,282

				8,324,250		9,719,391

Off-shore borrowings in foreign currencies	Shinhan Bank(Hong-kong)	0.83		5,000		5,838

				(4,526)		(5,284)

			US$	8,324,724	~~W~~	9,719,945

(4)	Debentures as of December 31, 2010 and 2009 are as follows (Korean won in millions):

	2010		2009
Debentures in local currency	~~W~~	26,141,323	~~W~~	29,734,718
Less: discounts		(32,684)		(42,887)

		26,108,639		29,691,831

Debentures in foreign currencies		6,925,090		7,018,007
Less: discounts		(23,467)		(20,771)

		6,901,623		6,997,236

	~~W~~	33,010,262	~~W~~	36,689,067

(5)	Debentures in local currency as of December 31, 2010 and 2009 are as follows (Korean won in millions):

	2010			2009
	Face value		Interest rate (%)	Face value		Interest rate (%)
Ordinary bonds	~~W~~	24,954,956	2.9~10.1	~~W~~	23,476,846	2.8~10.1
Subordinated bonds		1,173,114	5.1~10.3		6,278,895	5.0~10.3
Convertible bonds		—	—		16,912	0.0

		26,128,070			29,772,653

Gain(loss) on valuation of fair value hedges		13,253			(37,935)

	~~W~~	26,141,323		~~W~~	29,734,718

(6)
Debentures in foreign currencies as of December 31, 2010 and 2009 are as follows (Korean won in millions, U.S. dollars in thousands, Japanese yen in hundred thousands, Euro in thousands, Malaysia ringits in thousands):

		Face value in	Korean won
<2010>	Currencies	foreign currencies	equivalent		Interest rate (%)
Ordinary bonds	USD	4,297,261	~~W~~	4,894,151	0.5~9.9
	JPY	100,000		139,708	1.4
	MYR	700,000		258,545	4.5~5.0
Subordinated bonds	USD	1,433,564		1,632,686	6.0~7.6

				6,925,090

Gain(loss) on fair value hedges				—

			~~W~~	6,925,090

		Face value in	Korean won
<2009>	Currencies	foreign currencies	equivalent		Interest rate (%)
Ordinary bonds	USD	3,817,000	~~W~~	4,497,730	0.5~9.9
	JPY	100,000		126,282	1.5
	EUR	300,000		502,284	1.0
	MYR	530,000		180,629	4.6~5.0
Subordinated bonds	USD	1,789,171		1,711,082	6.1~7.6

				7,018,007

Gain(loss) on fair value hedges				—

			~~W~~	7,018,007

(7)	Borrowings from other financial institutions as of December 31, 2010 and 2009 are as follows (Korean won in millions):

	Bank of				Other financial
<2010>	Korea		General banks		institutions		Total
Call money	~~W~~	—	~~W~~	293,843	~~W~~	4,556,034	~~W~~	4,849,877
Bonds sold under repurchase agreements		20,200		181,143		6,362,183		6,563,526
Borrowings in local currency		1,222,739		1,724,580		1,719,295		4,666,614
Borrowings in foreign currencies		—		1,380,323		5,406,698		6,787,021

	~~W~~	1,242,939	~~W~~	3,579,889	~~W~~	18,044,210	~~W~~	22,867,038

	Bank of				Other financial
<2009>	Korea		General banks		institutions		Total
Call money	~~W~~	—	~~W~~	2,117,719	~~W~~	3,839,800	~~W~~	5,957,519
Bonds sold under repurchase agreements		20,200		213,769		5,643,810		5,877,779
Borrowings in local currency		1,560,379		882,259		5,324,063		7,766,701
Borrowings in foreign currencies		—		9,071,086		600,753		9,671,839

	~~W~~	1,580,579	~~W~~	12,284,833	~~W~~	15,408,426	~~W~~	29,273,838

(8)	Maturities of borrowings as of December 31, 2010 and 2009 are as follows (Korean won in billions):

	Less than 3		Less than 6		Less than 1		Less than 3		More than 3
<2010>	months		months		year		years		years		Total
Call money	~~W~~	6,073	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	6,073
Bills sold		120		26		—		—		—		146
Bonds sold under repurchase agreements		6,972		90		203		398		351		8,014
Borrowings in local currency (*1)		1,718		714		1,191		2,813		2,353		8,789
Borrowings in foreign currencies		4,703		2,834		1,516		587		288		9,928
Debentures in local currency(*2)		1,076		1,945		4,167		12,046		6,988		26,222
Debentures in foreign currencies		23		250		570		397		5,685		6,925

	~~W~~	20,685	~~W~~	5,859	~~W~~	7,647	~~W~~	16,241	~~W~~	15,665	~~W~~	66,097

(*1)	Before eliminating ~~W~~80 billion of inter-company transactions

(*2)	Before eliminating ~~W~~81 billion of inter-company transactions

	Less than 3		Less than 6		Less than 1		Less than 3		More than 3
<2009>	months		months		year		years		years		Total
Call money	~~W~~	5,857	~~W~~	—	~~W~~	100	~~W~~	—	~~W~~	—	~~W~~	5,957
Bills sold		99		13		17		—		—		129
Bonds sold under repurchase agreements (*1)		2,213		3,472		352		10		175		6,222
Borrowings in local currency (*2)		2,083		520		1,006		3,261		2,460		9,330
Borrowings in foreign currencies		4,906		1,843		1,882		799		296		9,726
Debentures in local currency(*3)		2,013		3,821		6,448		9,300		8,202		29,784
Debentures in foreign currencies		1,223		74		1,221		836		3,663		7,017

	~~W~~	18,394	~~W~~	9,743	~~W~~	11,026	~~W~~	14,206	~~W~~	14,796	~~W~~	68,165

(*1)	Before eliminating ~~W~~3 billion of inter-company transactions

(*2)	Before eliminating ~~W~~237 billion of inter-company transactions

(*3)	Before eliminating ~~W~~48 billion of inter-company transactions

22. OTHER LIABILITIES
Other liabilities as of December 31, 2010 and 2009 are as follows (Korean won in millions):

	2010		2009
Accrued severance benefits (Note 23)	~~W~~	228,737	~~W~~	340,266
Less: deposits in employee retirement trust		(130,827)		(176,369)
Less: post-retirement pension plan asset		(26,463)		(594)
Less: transfers to the National Pension Fund		(54)		(149)
Other accounts payable		2,594,742		2,490,524
Accrued expenses		2,917,325		2,665,813
Income tax payable		176,318		130,326
Unearned revenue		162,521		159,229
Deposits for letter of guarantees and other		422,823		304,854
Foreign exchange remittances pending		581,935		376,715
Domestic exchange remittances pending		174,391		479,061
Deferred income tax liabilities (Note 27)		92,052		61,643
Borrowings from trust accounts		1,853,856		2,609,292
Allowances for acceptances and guarantees (Note 34)		189,243		172,413
Allowances for unused credit line (Note 34)		503,413		437,854
Other allowances (Note 34)		331,501		172,066
Derivative liabilities (Note 35)		3,668,190		4,889,906
Accounts for agency businesses		295,472		268,598
Liabilities incurred by agency relationship		1,405,387		984,298
Policy reserve (Note 24)		2,112,295		1,388,518
Sundry liabilities		354,170		837,156

	~~W~~	17,907,027	~~W~~	18,591,420

23. ACCRUED SEVERANCE BENEFITS
(1)
The accrued severance benefits that would be payable assuming all eligible employees and directors were to terminate as of December 31, 2010 and 2009 amount to ~~W~~228,737 million and ~~W~~340,266 million, respectively. The details of changes in the accrued severance benefits for the years ended December 31, 2010 and 2009 are as follows (Korean won in millions).

	2010		2009
January 1	~~W~~	340,266	~~W~~	414,127
Provision for severance benefits		138,019		206,572
Increase due to acquisition of a subsidiary		3,024		1,772
Payments of accrued severance benefits		(252,572)		(282,205)

December 31	~~W~~	228,737	~~W~~	340,266

(2)
The Company and its subsidiaries have made deposits for employee retirement insurance. As of December 31, 2010 and 2009, the deposits amounting to ~~W~~130,827 million and ~~W~~176,369 million, respectively, and the transfer from National Pension amounting to ~~W~~54 million and ~~W~~149 million, respectively, and the post-retirement pension plan asset amounting to ~~W~~26,463 million and ~~W~~594 million, respectively, are presented as a deduction from accrued severance benefits.

24. POLICY RESERVES
Policy reserves as of December 31, 2010 and 2009 are as follows (Korean won in millions).

<2010>	Personal		Group		Total
Premium reserves	~~W~~	2,049,448	~~W~~	21,335	~~W~~	2,070,783
Reserves for unearned premium		282		1,804		2,086
Reserve for outstanding claims		37,226		2,449		39,675
Reserve for participating policyholders’ dividends		1,988		2		1,990
Dividend reserve for policyholder’s income participation		474		—		474
Reserve for reinsurance premium		(1,997)		(716)		(2,713)

	~~W~~	2,087,421	~~W~~	24,874	~~W~~	2,112,295

<2009>	Personal		Group		Total
Premium reserves	~~W~~	1,334,776	~~W~~	20,148	~~W~~	1,354,924
Reserves for unearned premium		387		1,193		1,580
Reserve for outstanding claims		29,825		1,674		31,499
Reserve for participating policyholders’ dividends		2,069		2		2,071
Dividend reserve for policyholder’s income participation		96		—		96
Reserve for reinsurance premium		(1,276)		(376)		(1,652)

	~~W~~	1,365,877	~~W~~	22,641	~~W~~	1,388,518

25. SHAREHOLDERS’ EQUITY
(1)	The authorized shares and issued shares of common stock as of December 31, 2010 and 2009 are as follows:

	2010		2009
Authorized shares of common stock		2,400,000,000		2,400,000,000
Par value	~~W~~	5,000	~~W~~	5,000
Issued shares of common stock		806,015,340		806,015,340
(2)	As of December 31, 2010 and 2009, the Company held 2,561 shares and 2,560 shares of treasury stock , respectively.
(3)	The changes in the capital stock of the Company during the period from incorporation to December 31, 2010 are as follows (Korean won in millions):

		Number of
Date	Description	shares issued	Capital stock
March 27, 2001	Establishment	727,458,609	~~W~~	3,637,293
June 12, 2002	Issuance of new shares	36,000,000		180,000
In 2002	Exercise of warrants	4,356,188		21,781

December 31, 2002		767,814,797		3,839,074

In 2003	Exercise of warrants	7,690,113		38,451

December 31, 2003		775,504,910		3,877,525

In 2004	Issuance of new shares	8,571,262		42,856
	Exercise of convertible bonds	12,379,386		61,897

Dec. 31, 2004		796,455,558		3,982,278

In 2005	Exercise of convertible bonds	9,559,782		47,799

December 31, 2006		806,015,340		4,030,077

December 31, 2010		806,015,340	~~W~~	4,030,077

(4)	Dividend to net income ratio for the year ended December 31, 2010 and December 31, 2009 are as follows:

	2010		2009
The number of issued shares		806,015,340		806,015,340
The number of treasury stocks		2,561		2,560
Shares subject to dividends		806,012,779		806,012,780

Dividend per share	~~W~~	250	~~W~~	100
Par value	~~W~~	5,000	~~W~~	5,000
Dividend ratio per share		5.0%		2.0%

Gross dividend	~~W~~	201,503 million	~~W~~	80,601 million
Net income	~~W~~	1,194,979 million	~~W~~	1,026,024 million
Dividend to net income ratio		16.86%		7.86%
26. NON-OPERATING INCOME AND EXPENSE
(1)	Non-operating income for the years ended December 31, 2010 and 2009 are as follows (Korean won in millions):

	2010		2009
Gain on valuation using the equity method of accounting (Note 8)	~~W~~	100,303	~~W~~	53,689
Gain on disposal of fixed assets		12,302		140,130
Rental income		10,614		9,661
Gain on disposal of other assets		—		161
Others		97,402		84,347

	~~W~~	220,621	~~W~~	287,988

(2)	Non-operating expenses for the years ended December 31, 2010 and 2009 are as follows (Korean won in millions):

	2010		2009
Loss on valuation using the equity method of accounting (Note 8)	~~W~~	63,457	~~W~~	36,984
Loss on disposal of fixed assets		2,237		1,117
Loss on impairment of other assets		4,486		13,278
Loss on disposal of other assets		527		—

Donations		80,875		62,531
Others		112,622		97,521

	~~W~~	264,204	~~W~~	211,431

27. INCOME TAX EXPENSE
(1)	Income tax expense for the years ended December 31, 2010 and 2009 are as follows (Korean won in millions):

	2010		2009
Tax payables	~~W~~	451,580	~~W~~	104,635

Changes in deferred income tax assets (liabilities) by temporary differences		21,805		427,527
Changes in deferred income tax assets by fair valuation		3,803		6,955
Tax effect on contribution carryover deduction		—		506
Changes in deferred income tax assets by tax loss carryforwards		—		25,106

Income tax expenses to be charged to equity		18,353		(162,143)

Income tax expense	~~W~~	495,541	~~W~~	402,586

(2)	Tax reconciliation items between financial accounting income and income tax expense for the years ended December 31, 2010 and 2009 consisted of the following (Korean won in millions):

	2010		2009
Income before income tax	~~W~~	1,795,151	~~W~~	1,459,818
Tax calculated at statutory tax rate (2010 : 24.2%, 2009 : 27.5%)		434,403		353,252
Adjustments:
Non taxable income		(76,818)		(3,538)
Non deductible expenses		18,727		4,949
Deferred income tax effect by realizable possibility		11,509		9,171
Tax credits		—		(1,281)
Effect of statutory income tax rate change		—		(26,154)
Others		107,720		66,187

Income tax expense	~~W~~	495,541	~~W~~	402,586

Effective tax rate		27.60%		27.58%

(3)	Increase or decrease in cumulative temporary differences and tax loss carryforwards for the years ended December 31, 2010 and 2009 are as follows (Korean won in millions):

	Jan. 1,						Dec. 31,
<2010>	2010		Increase(*1)		Decrease(*1)		2010
Temporary differences to be charged to income tax expense

Securities	~~W~~	(63,727)	~~W~~	(163,463)	~~W~~	(62,651)	~~W~~	(164,539)
Gain (loss) on valuation using the equity method of accounting		(7,468,757)		(1,364,106)		(222,253)		(8,610,610)
Depreciation		49,909		4,884		983		53,810
Other allowances		603,830		735,616		524,818		814,628
Restructuring of loans		7,821		9,011		2,349		14,483
Allowances for acceptances and guarantees		172,158		183,138		166,316		188,980
Gain (loss) on valuation of derivatives		(225,951)		(698,345)		(215,719)		(708,577)
Loss on fair valuation		71,416		159,138		71,435		159,119
Other allowances for doubtful accounts		22,057		433		176		22,314
Accrued salaries expenses		75,274		(48,974)		17,436		8,864
Allowances for possible loan losses		306,771		53,441		51,315		308,897
Loss on valuation of securities		1,168,497		635,438		1,162,051		641,884
Accrued severance benefits		143,527		30,643		106,293		67,877
Deposits with employee retirement insurance trust		(114,338)		(29,029)		(92,917)		(50,450)
Advanced depreciation provisions		(62,560)		—		(2,247)		(60,313)
Dividends of tax heaven		29,596		4,717		29,595		4,718
Others		(163,083)		754,130		(40,479)		631,526

	~~W~~	(5,447,560)	~~W~~	266,672	~~W~~	1,496,501	~~W~~	(6,677,389)

Temporary differences to be charged to equity
Gain (loss) on valuation of available-for-sale securities	~~W~~	(1,552,599)	~~W~~	(1,376,454)	~~W~~	(1,555,742)	~~W~~	(1,373,311)
Gain (loss) on valuation of held-to-maturity securities		272		168		282		158
Other comprehensive income due to the equity method of accounting		(1,387,463)		1,621		(406,237)		(979,605)
Other negative comprehensive income due to the equity method of accounting		(52,930)		(23,107)		(52,911)		(23,126)
Other retained earnings due to the equity method of accounting		1		—		—		1
Other capital surplus		(3,077)		(3,147)		(3,077)		(3,147)
Unrealized gain (loss) of derivatives		(1,642)		(428)		(1,642)		(428)

	~~W~~	(2,997,438)	~~W~~	(1,401,347)	~~W~~	(2,019,327)	~~W~~	(2,379,458)

Total temporary differences	~~W~~	(8,444,998)	~~W~~	(1,134,675)	~~W~~	(522,826)	~~W~~	(9,056,847)

Unrealizable temporary differences (*2)	~~W~~	(8,906,911)					~~W~~	(9,163,568)
Realizable temporary differences		461,913						106,721
Tax effects for temporary differences		110,083						106,776
Tax effects for temporary differences of oversea subsidiaries		20,334						1,837
Tax effects for fair valuation (*3)		(1,836)						(5,640)

Net deferred tax assets (liabilities)	~~W~~	128,581					~~W~~	102,973

	Jan. 1,						Dec. 31,
<2009>	2009		Increase(*1)		Decrease(*1)		2009
Temporary differences to be charged to income tax expense

Securities	~~W~~	(1,601,688)	~~W~~	(29,597)	~~W~~	(1,567,558)	~~W~~	(63,727)
Gain (loss) on valuation using the equity method of accounting		(6,276,351)		(1,207,250)		(14,844)		(7,468,757)
Depreciation		54,075		3,648		7,814		49,909
Other allowances		590,597		528,948		515,715		603,830
Restructuring of loans		11,580		(9)		3,750		7,821
Allowances for acceptances and guarantees		137,469		170,182		135,493		172,158
Gain (loss) on valuation of derivatives		1,204,475		(216,323)		1,214,103		(225,951)
Loss on fair valuation		233,113		71,416		233,113		71,416
Other allowances for doubtful accounts		22,057		—		—		22,057
Accrued salaries expenses		72,377		16,857		13,960		75,274
Allowances for possible loan losses		675,708		25,116		394,053		306,771
Loss on valuation of securities		1,975,161		1,166,031		1,972,695		1,168,497
Accrued severance benefits		139,348		100,067		95,888		143,527
Deposits with employee retirement insurance trust		(112,358)		(91,252)		(89,272)		(114,338)
Advanced depreciation provisions		(60,338)		(2,247)		(25)		(62,560)
Dividends of tax heaven		30,963		29,596		30,963		29,596
Others		72,740		(63,016)		172,807		(163,083)

	~~W~~	(2,831,072)	~~W~~	502,167	~~W~~	3,118,655	~~W~~	(5,447,560)

Temporary differences to be charged to equity
Gain (loss) on valuation of available-for-sale securities	~~W~~	(889,933)	~~W~~	(1,564,785)	~~W~~	(902,119)	~~W~~	(1,552,599)
Gain (loss) on valuation of held-to-maturity securities		440		—		168		272
Other comprehensive income due to the equity method of accounting		(910,085)		(477,087)		291		(1,387,463)
Other negative comprehensive income due to the equity method of accounting		(19,652)		(53,312)		(20,034)		(52,930)
Other retained earnings due to the equity method of accounting		1		—		—		1
Other capital surplus		(2,853)		(3,077)		(2,853)		(3,077)
Unrealized gain (loss) of derivatives		784		(1,642)		784		(1,642)
Gain on disposal of investments accounted for using the equity method of accounting		34,604		—		34,604		—

	~~W~~	(1,786,694)	~~W~~	(2,099,903)	~~W~~	(889,159)	~~W~~	(2,997,438)

Total temporary differences	~~W~~	(4,617,766)	~~W~~	(1,597,736)	~~W~~	2,229,496	~~W~~	(8,444,998)

Unrealizable temporary differences (*2)	~~W~~	(7,259,549)					~~W~~	(8,906,912)
Realizable temporary differences		2,641,783						461,913
Tax effects for temporary differences		561,892						110,083
Tax effects for temporary differences of oversea subsidiaries		(3,948)						20,334
Tax effects for fair valuation (*3)		5,119						(1,836)
Tax effects for tax loss carry-forwards		25,106						—
Tax effect on contribution carry-over deductions		507						—

Net deferred tax assets (liabilities)	~~W~~	588,676					~~W~~	128,581

(*1)	Reflected the additional adjustments based on the reported tax returns

(*2)	Unrealizable temporary differences as of December 31, 2010 and 2009 are as follows (Korean won in millions):

		2010		2009
The Company	Valuation using the equity method	~~W~~	(9,132,674)	~~W~~	(8,925,158)
Kyongnam Bank	Advanced depreciation provisions		(60,313)		(62,560)
	Other		29,419		80,807

		~~W~~	(9,163,568)	~~W~~	(8,906,911)

(*3)	Resulting from fair valuation of the assets and liabilities of Woori Investment Securities, Woori Financial and Woori Aviva at acquisition
(4)	Details of income tax expense (benefits) for the years ended December 31, 2010 and 2009, and the deferred income tax assets (liabilities) as of December 31, 2010 and 2009 are as follows (Korean won in millions):

	Income		Deferred		Deferred
<2010>	tax expense		income tax assets		income tax liabilities
The Company	~~W~~	16,761	~~W~~	—	~~W~~	57,347
Woori Bank		309,853		128,867		—
Kyongnam Bank		50,222		12,783		—
Kwangju Bank		36,331		22,191		—
WFIS		668		3,633		—
Woori F&I		11,063		6,488		(544)
Woori Investment Securities		68,599		4,455		24,922
Woori Asset Management		1,496		4,436		—
Woori PE		(8,778)		9,306		904
Woori Financial		10,357		2,866		—
Woori Aviva		(1,031)		—		9,423

	~~W~~	495,541	~~W~~	195,025	~~W~~	92,052

	Income		Deferred		Deferred
<2009>	tax expense		income tax assets		income tax liabilities
Woori Bank	~~W~~	247,507	~~W~~	142,851	~~W~~	—
Kyongnam Bank		62,731		—		25,078
Kwangju Bank		20,958		25,406		—
WFIS		692		2,606		—
Woori F&I		7,033		6,055		2,536
Woori Investment Securities		36,541		4,866		26,438
Woori Asset Management		2,383		3,672		—
Woori PE		12,820		3,034		766
Woori Financial		8,589		1,734		—
Woori Aviva		3,332		—		6,825

	~~W~~	402,586	~~W~~	190,224	~~W~~	61,643

(5)	Remaining tax loss carryforwards and their expirations are as follows (Korean won in millions):

Year incurred	Amount		Expiration		Remaining		Expiration
2005	~~W~~	56,965	~~W~~	—	~~W~~	56,965	Dec. 31, 2010
2008		12,562		—		12,562	Dec. 31, 2013
2009		172,203		—		172,203	Dec. 31, 2019

	~~W~~	241,730	~~W~~	—	~~W~~	241,730

28. EARNINGS PER COMMON SHARE
Basic controlling net income per common share for the years ended December 31, 2010 and 2009 are as follows (Korea won in millions except for per share data):

	2010		2009
Controlling net income on common shares	~~W~~	1,194,979	~~W~~	1,026,024
Weighted average number of common shares (in shares)		806,012,780		806,012,780

Basic controlling net income per common share	~~W~~	1,483	~~W~~	1,273

29. ACCUMULATED OTHER COMPREHENSIVE INCOME
Comprehensive income statements for the years ended December 31, 2010 and 2009 are as follows (Korean won in millions):

	2010		2009
Net income	~~W~~	1,299,610	~~W~~	1,115,773
Gain on valuation of available-for-sale securities		(244,470)		554,785
Cumulative effect of foreign currency translation		(10,249)		(21,535)
Gain on valuation of derivatives for cash flow hedges		13,402		24,487
Valuation using the equity method on subsidiaries		(25,178)		17,178

Comprehensive income	~~W~~	1,033,115	~~W~~	1,690,688

30. CONSOLIDATED STATEMENTS OF CASH FLOWS
Restricted due from banks is excluded from the cash and due from banks in consolidated statements of cash flows (Korean won in millions).

	2010		2009
Cash and due from banks in the statements of financial position	~~W~~	21,380,236	~~W~~	21,133,831
Restricted due form from banks (Note 3)		(10,340,553)		(6,899,301)

Cash in the statements of cash flows	~~W~~	11,039,683	~~W~~	14,234,530

31. CONSOLIDATED OPERATIONAL RESULTS FOR THE THREE MONTHS ENDED DECEMBER 31, 2010 and 2009

	Three months ended		Three months ended
	Dec. 31, 2010		Dec. 31, 2009
	(In millions, except for income per share data)
	(Unaudited)		(Unaudited)
Operating revenue	~~W~~	6,755,712	~~W~~	8,201,821
Operating expenses		6,528,753		8,011,329

Operating income		226,959		190,492
Non-operating income		71,531		39,968
Non-operating expenses		88,418		74,870

Income before income tax and minority interests		210,072		155,590
Income tax expense		83,683		67,175
Net loss of subsidiary before purchase		—		(20,213)

Income from continuing operations		126,389		108,628
Loss from discontinued operations		—		(8)
4th quarter net income		126,389		108,620

Gain on minority interests		(27,634)		(48,158)

Controlling net income	~~W~~	154,023	~~W~~	156,778

Controlling net income per common share	~~W~~	191	~~W~~	195

32. INTER-COMPANY TRANSACTIONS
A.	Significant balances as of December 31, 2010 and transactions for the year ended December 31, 2010 with and amongst the Company, its subsidiaries, and equity method investees, which have been eliminated in the consolidation, are as follows (Korean won in millions):
(1)	Assets and liabilities
1)	Due from banks

													Woori		Woori
	The		Woori		Kyongnam		Kwangju				Woori		Investment		Asset		Woori
	Company		Bank		Bank		Bank		WFIS		Financial		Securities		Management		PE		Others
Woori Bank	~~W~~	68,954	~~W~~	—	~~W~~	1,579	~~W~~	11,905	~~W~~	2,554	~~W~~	5,953	~~W~~	592,975	~~W~~	14,669	~~W~~	46,517	~~W~~	41,780
Kyongnam Bank		—		3,781		—		—		207		—		12,037		11,100		4,056		23
Kwangju Bank		—		—		—		—		—		—		105,924		38,500		4,077		14
Others		—		1,035		—		—		—		5,635		—		—		—		4

	~~W~~	68,954	~~W~~	4,816	~~W~~	1,579	~~W~~	11,905	~~W~~	2,761	~~W~~	11,588	~~W~~	710,936	~~W~~	64,269	~~W~~	54,650	~~W~~	41,821

2)	Deposits

			Kyongnam		Kwangju
	Woori Bank		Bank		Bank		Others
The Company	~~W~~	68,954	~~W~~	—	~~W~~	—	~~W~~	—
Woori Bank		—		3,781		—		1,035
Kyongnam Bank		1,579		—		—		—
Kwangju Bank		11,905		—		—		—
WFIS		2,554		207		—		—
Woori Investment Securities		592,975		12,037		105,924		—
Woori Asset Management		14,669		11,100		38,500		—
Woori PE		46,517		4,056		4,077		—
Woori Financial		5,953		—		—		5,635
Others		41,780		23		14		4

	~~W~~	786,886	~~W~~	31,204	~~W~~	148,515	~~W~~	6,674

3)	Loans

					Kyongnam		Kwangju
	The Company		Woori Bank		Bank		Bank		Others
Woori Bank	~~W~~	—	~~W~~	—	~~W~~	3,587	~~W~~	26,879	~~W~~	9,784
Kyongnam Bank		—		—		—		—		12,355
Woori Financial		1,000		—		—		—		22,122
Others		—		28,176		40,000		—		7,031

	~~W~~	1,000	~~W~~	28,176	~~W~~	43,587	~~W~~	26,879	~~W~~	51,292

4)	Borrowings

			Kyongnam		Woori
	Woori Bank		Bank		Financial		Others
The Company	~~W~~	—	~~W~~	—	~~W~~	1,000	~~W~~	—
Woori Bank		—		—		—		28,176
Kyongnam Bank		3,587		—		—		40,000
Kwangju Bank		26,879		—		—		—
Others		9,784		12,355		22,122		7,031

	~~W~~	40,250	~~W~~	12,355	~~W~~	23,122	~~W~~	75,207

5)	Other assets

											Woori
	The		Woori		Kyongnam		Kwangju				Investment		Woori Asset
	Company		Bank		Bank		Bank		WFIS		Securities		Management		Others
The Company	~~W~~	—	~~W~~	113,363	~~W~~	—	~~W~~	—	~~W~~	1,484	~~W~~	—	~~W~~	1,045	~~W~~	8,713
Woori Bank		32,542		—		114,291		28,966		20,484		160,940		88		15,554
Kyongnam Bank		—		37,021		—		—		3,451		216		134		22
Kwangju Bank		—		2,277		66		—		2,222		2,091		399		29
WFIS		—		146		2		3		—		—		—		—
Woori Investment Securities		—		5,842		999		—		120		—		—		237
Woori Asset Management		—		1,282		—		—		—		—		—		—
Woori Financial		—		549		—		—		—		54		—		—
Others		323		4,340		125		65		64		65		14		43

	~~W~~	32,865	~~W~~	164,820	~~W~~	115,483	~~W~~	29,034	~~W~~	27,825	~~W~~	163,366	~~W~~	1,680	~~W~~	24,598

6) Other liabilities

													Woori
											Woori		Asset
	The		Woori		Kyongnam		Kwangju				Investment		Manage		Woori
	Company		Bank		Bank		Bank		WFIS		Securities		Ment		Financial		Others
The Company	~~W~~	—	~~W~~	32,542	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	323
Woori Bank		113,363		—		37,021		2,277		146		5,842		1,282		549		4,340
Kyongnam Bank		—		114,291		—		66		2		999		—		—		125
Kwangju Bank		—		28,966		—		—		3		—		—		—		65
WFIS		1,484		20,484		3,451		2,222		—		120		—		—		64
Woori Investment Securities		—		160,940		216		2,091		—		—		—		54		65
Woori Asset Management		1,045		88		134		399		—		—		—		—		14
Others		8,713		15,554		22		29		—		237		—		—		43

	~~W~~	124,605	~~W~~	372,865	~~W~~	40,844	~~W~~	7,084	~~W~~	151	~~W~~	7,198	~~W~~	1,282	~~W~~	603	~~W~~	5,039

(2)	Income and Expenses
1)	Interest income

											Woori
	The		Woori		Kyongnam		Kwangju		Woori		Investment		Woori Asset
	Company		Bank		Bank		Bank		F&I		Securities		Management		Others
Woori Bank	~~W~~	2,735	~~W~~	—	~~W~~	15	~~W~~	1,020	~~W~~	94	~~W~~	19,277	~~W~~	573	~~W~~	2,633
Kyongnam Bank		688		—		—		—		—		690		646		234
Kwangju Bank		241		—		—		—		—		2,513		844		104
Woori F&I		395		—		—		—		—		—		—		—
Woori Investment Securities		—		12		1		—		—		—		—		116
Woori Financial		4,465		—		—		—		—		333		—		—
Others		—		2,239		2,203		—		—		—		—		—

	~~W~~	8,524	~~W~~	2,251	~~W~~	2,219	~~W~~	1,020	~~W~~	94	~~W~~	22,813	~~W~~	2,063	~~W~~	3,087

2)	Interest expense

									Woori
	Woori		Kyongnam		Kwangju				Investment		Woori
	Bank		Bank		Bank		Woori F&I		Securities		Financial		Others
The Company	~~W~~	2,735	~~W~~	688	~~W~~	241	~~W~~	395	~~W~~	—	~~W~~	4,465	~~W~~	—
Woori Bank		—		—		—		—		12		—		2,239
Kyongnam Bank		15		—		—		—		1		—		2,203
Kwangju Bank		1,020		—		—		—		—		—		—
Woori F&I		94		—		—		—		—		—		—
Woori Investment Securities		19,277		690		2,513		—		—		333		—
Woori Asset Management		573		646		844		—		—		—		—
Others		2,633		234		104		—		116		—		—

	~~W~~	26,347	~~W~~	2,258	~~W~~	3,702	~~W~~	395	~~W~~	129	~~W~~	4,798	~~W~~	4,442

3)	Fees (income)

					Woori
			Woori		Investment
	The Company		Bank		Securities		Others
Woori Bank	~~W~~	29,461	~~W~~	—	~~W~~	130	~~W~~	3,650
Kyongnam Bank		699		110		9		24
Kwangju Bank		470		20		—		1
Woori Investment Securities		4,191		200		—		—
Woori Asset Management		34		1,263		—		—
Other		770		17,486		704		4,955

	~~W~~	35,625	~~W~~	19,079	~~W~~	843	~~W~~	8,630

4)	Commissions (expense)

							Woori
	Woori		Kyongnam		Kwangju		Investment		Woori Asset
	Bank		Bank		Bank		Securities		Management		Others
The Company	~~W~~	29,461	~~W~~	699	~~W~~	470	~~W~~	4,191	~~W~~	34	~~W~~	770
Woori Bank		—		110		20		200		1,263		17,486
Woori Investment Securities		130		9		—		—		—		704
Others		3,650		24		1		—		—		4,955

	~~W~~	33,241	~~W~~	842	~~W~~	491	~~W~~	4,391	~~W~~	1,297	~~W~~	23,915

5)	Other income

									Woori
	Woori		Kyongnam		Kwangju				Investment
	Bank		Bank		Bank		WFIS		Securities		Others
The Company	~~W~~	740	~~W~~	—	~~W~~	—	~~W~~	1,704	~~W~~	—	~~W~~	—
Woori Bank		—		29,449		2,782		210,997		20,416		10,083
Kyongnam Bank		27,168		—		—		29,841		93		104
Kwangju Bank		48		—		—		20,825		—		92
WFIS		5,738		—		—		—		—		80
Woori Investment Securities		4,929		—		—		4,525		—		75
Others		2,421		—		—		1,294		78		37

	~~W~~	41,044	~~W~~	29,449	~~W~~	2,782	~~W~~	269,186	~~W~~	20,587	~~W~~	10,471

6)	Other expenses

											Woori
	The		Woori		Kyongnam		Kwangju				Investment
	Company		Bank		Bank		Bank		WFIS		Securities		Others
Woori Bank	~~W~~	740	~~W~~	—	~~W~~	27,168	~~W~~	48	~~W~~	5,738	~~W~~	4,929	~~W~~	2,421
Kyongnam Bank		—		29,449		—		—		—		—		—
Kwangju Bank		—		2,782		—		—		—		—		—
WFIS		1,704		210,997		29,841		20,825		—		4,525		1,294
Woori Investment Securities		—		20,416		93		—		—		—		78
Other		—		10,083		104		92		80		75		37

	~~W~~	2,444	~~W~~	273,727	~~W~~	57,206	~~W~~	20,965	~~W~~	5,818	~~W~~	9,529	~~W~~	3,830

B.	Unrealized gain or loss on transactions among the Company and its subsidiaries, which is eliminated from consolidated income for the year ended December 31, 2010, is as follows (Korean won in millions):

	Jan. 1, 2010		Realized		Increase		Dec. 31, 2010
Woori Bank	~~W~~	4,175	~~W~~	6,262	~~W~~	(3,010)	~~W~~	7,427
Kyongnam Bank		360		1,552		(833)		1,079
Kwangju Bank		2,365		575		—		2,940
WFIS		3,642		2		—		3,644
Woori F&I		200		(199)		—		1
Woori Investment Securities		(122)		30		—		(92)
Woori Financial		424		(730)		—		(306)

	~~W~~	11,044	~~W~~	7,492	~~W~~	(3,843)	~~W~~	14,693

C.	Net loss of a subsidiary before purchase for the year ended December 31, 2009 is as follows (Korea won in millions):

	2009
Operation revenue :
Interest income	~~W~~	—
Other operating income		34,260

		34,260

Operation expenses :
Interest expense		5,789
Commissions		452
Other operation expenses		3,210
Other expenses		29,339

		38,790

Operation loss		(4,530)
Non-operating income		7,850
Non-operating expenses		23,524
Loss before income tax expense		(20,204)
Income tax expense		9

Net loss	~~W~~	(20,213)

33. ASSETS AND LIABILITIES IN FOREIGN CURRENCIES
The significant assets and liabilities in foreign currencies as of December 31, 2010 and 2009 are as follows (Korean won in millions and U.S. dollars in thousands):

			Korean won
<2010>	U.S. dollars (*1)		equivalent
Assets;
Cash in foreign currencies	US$	388,855	~~W~~	442,867
Due from bank in foreign currencies		2,206,091		2,512,517
Trading securities		447,234		509,355
Available-for-sale securities		409,375		466,236
Held-to-maturities securities		125,843		143,323
Investments accounted for using the equity method of accounting		26,273		29,922
Usance		3,819,534		4,350,067
Loans in foreign currencies		11,784,736		13,421,636
Bills bought in foreign currencies		4,520,305		5,148,175
Call loans		1,481,537		1,687,322

	US$	25,209,783	~~W~~	28,711,420

Liabilities;
Deposit in foreign currencies	US$	7,682,970	~~W~~	8,750,134
Borrowing in foreign currencies		8,717,406		9,928,254
Debentures		6,080,508		6,925,090
Payable in foreign currencies		510,962		581,935
Deposits for letter of guarantees		149,592		170,370
Bonds sold under repurchase agreements in foreign currency		714,800		814,086
Call money		1,085,014		1,235,723

	US$	24,941,252	~~W~~	28,405,592

			Korean won
<2009>	U.S. dollars (*1)		equivalent
Assets;
Cash in foreign currencies	US$	338,110	~~W~~	394,777
Due from bank in foreign currencies		2,081,376		2,430,215
Trading securities		401,432		468,712
Available-for-sale securities		849,536		991,918
Held-to-maturities securities		169,138		197,486
Investments accounted for using the equity method of accounting		83,238		97,189
Usance		3,318,404		3,874,569
Loans in foreign currencies		11,653,169		13,606,240
Bills bought in foreign currencies		4,094,675		4,780,942
Call loans		2,026,929		2,366,642

	US$	25,016,007	~~W~~	29,208,690

Liabilities;
Deposit in foreign currencies	US$	8,675,403	~~W~~	10,129,401
Borrowing in foreign currencies		8,329,247		9,725,229
Debentures		6,010,626		7,018,007
Payable in foreign currencies		322,640		376,715
Deposits for letter of guarantees		72,139		84,229
Bonds sold under repurchase agreements in foreign currency		438,595		512,104
Call money		1,071,445		1,251,019

	US$	24,920,095	~~W~~	29,096,704

(*1)	Currencies other than U.S. dollars were translated into U.S. dollars based on the Base Rate announced by Seoul Money Brokerage Service, Ltd. at December 31, 2010 and 2009, respectively.

34. CONTINGENCIES AND COMMITMENTS
(1)	Confirmed acceptances and guarantees and non confirmed acceptances and guarantees as of December 31, 2010 and 2009 are as follows (Korean won in millions):

	2010		2009
Confirmed acceptances and guarantees:
Local currency:
Guarantees for debenture issuance	~~W~~	41,594	~~W~~	46,944
Guarantees for loans		177,276		170,775
Guarantees for bills		—		19,977
Others		1,265,150		1,219,726

		1,484,020		1,457,422

Foreign currencies:
Acceptance		667,204		790,989
Guarantee in acceptance of imported goods		132,666		122,032
Credit derivatives sold		130,974		134,274
Others		7,981,159		8,409,069

		8,912,003		9,456,364

	~~W~~	10,396,023	~~W~~	10,913,786

Non confirmed acceptances and guarantees:
Local letter of credit in foreign currencies	~~W~~	754,066	~~W~~	616,943
Local letter of credit in local currency		298,960		134,808
Letter of credit		5,415,979		5,637,089
Others		3,678,567		4,771,647

	~~W~~	10,147,572	~~W~~	11,160,487

(2)	Endorsed bills and the loan commitments as of December 31, 2010 and 2009 are as follows (Korean won in millions):

	2010		2009
Loan commitments in local currency	~~W~~	66,584,010	~~W~~	57,769,679
Loan commitments in foreign currencies		20,909,557		18,750,975
Security purchase agreement		1,393,947		—
Other commitments in foreign currencies		679,386		1,626,461

	~~W~~	89,566,900	~~W~~	78,147,115

Endorsed bills without guarantee	~~W~~	305,071	~~W~~	958,084
Endorsed bills with guarantee		8,725		9,999

	~~W~~	313,796	~~W~~	968,083

(3)	Contingent liabilities in terms of real estate project financing
Purchase agreement and unused credit lines in terms of real estate Project financing as of December 31, 2010 and 2009 are as follows (Unit: Korean Won in millions):

	2010		2009
Purchase agreement ABCP	~~W~~	1,730,700	~~W~~	1,367,658
Unused credit lines		398,162		1,109,925
Others		38,595		564,500

	~~W~~	2,167,457	~~W~~	3,042,083

(4)	The allowance for acceptances and guarantees as of December 31, 2010 and 2009 are as follows (Korean won in billions):

	2010					2009
	Allowance		Ratio (%)	Outstanding(*)		Allowance		Ratio (%)	Outstanding(*)
Normal	~~W~~	58	0.3	~~W~~	18,187	~~W~~	70	0.3	~~W~~	22,319
Precautionary		47	2.7		1,758		5	2.1		218
Substandard		28	9.2		301		42	12.8		326
Doubtful		55	19.8		279		2	48.1		5
Loss		1	35.3		2		54	31.0		174

	~~W~~	189		~~W~~	20,527	~~W~~	173		~~W~~	23,042

(*)	Included confirmed acceptances and guarantees, non confirmed acceptances and guarantees and endorsed bills with guarantee of the Company’s bank subsidiaries.
(5)	As of December 31, 2010, the Company and its subsidiaries had filed 4,041 lawsuits as a plaintiff pleading damages amounting to ~~W~~799 billion and had been designated as a defendant in 253 lawsuits claiming damages amounting to ~~W~~405 billion. The Company and its subsidiaries do not anticipate the outcome of these lawsuits would have a significant effect on their financial conditions or results of operations.
Important lawsuits in which the Company and its subsidiaries are defendants are as follows (Unit: Korean won in billions):

Defendant	Plaintiff	Amount	Detail of case
Woori Bank	DMS	27	KIKO contract-related claims
"	Soosan Co., Ltd.	17	"
"	Dorco Co., Ltd.	15	"
"	Kumho industry	22	Return of deposits
Kwangju Bank	The Export-Import Bank of Korea	58	Verification of the export guarantee obligation for Daewoo Corp.
(6)	Details of allowances for unused credit line and other allowances as of December 31, 2010 and 2009 are as follows (Korean won in billions):

	2010		2009
Allowances for unused credit line
Unused commitments on credit cards and loans	~~W~~	503	~~W~~	438

Other allowances
Lawsuits		84		76
Disposal of Petro Bank		6		6
Credit cards points		90		83
Others (*)		152		7

		332		172

	~~W~~	835	~~W~~	610

(*)	Contingent liabilities related to Kyongnam Bank financial crash of ~~W~~128.5 billion won has been reflected in other liabilities. Of the total, loss of ~~W~~47.3 billion won has been reflected in the prior period error correction account within non-operating expenses as the amount should have been accrued in the prior periods and the remaining ~~W~~81.2 billion won has been reflected in provisions for other estimated liabilities within operating expenses given that the amount would have been accrued for year ended December 31, 2010.

35. DERIVATIVES
(1)	Unsettled commitments from derivatives as of December 31, 2010 and 2009 are as follows (Korean won in millions):

<2010>	For trading		For hedging		Total
Interest rate:
Interest rate forwards	~~W~~	136,400	~~W~~	377,410	~~W~~	513,810
Interest rate swaps		202,292,022		37,925,764		240,217,786
Interest rate futures		47,564		—		47,564
Long interest options		4,225,000		—		4,225,000
Short interest options		5,076,534		—		5,076,534

		211,777,520		38,303,174		250,080,694

Currency:
Currency forwards		32,429,227		916,867		33,346,094
Currency swaps		25,449,935		3,455,102		28,905,037
Currency futures		916,889		2,820		919,709
Long currency options		2,360,647		129,994		2,490,641
Short currency options		2,384,493		—		2,384,493

		63,541,191		4,504,783		68,045,974

Stock & Stock Index:
Stock index futures		14,751		46,092		60,843
Stock swaps		111,371		1,241,953		1,353,324
Long stock index options		1,699,842		1,117,241		2,817,083
Short stock index options		2,874,292		—		2,874,292

		4,700,256		2,405,286		7,105,542

Credit derivatives:
Credit derivatives swaps		56,945		1,515,005		1,571,950

Others:
Long option		87,081		133,283		220,364
Short option		98,758		—		98,758
Other forwards		198,379		—		198,379
Other swaps		124,232		127,395		251,627
Other futures		295		—		295

		508,745		260,678		769,423

	~~W~~	280,584,657	~~W~~	46,988,926	~~W~~	327,573,583

<2009>	For trading		For hedging		Total
Interest rate:
Interest rate forwards	~~W~~	9,724	~~W~~	270,138	~~W~~	279,862
Interest rate swaps		135,554,970		22,444,215		157,999,185
Interest rate futures		29,327		—		29,327
Long interest options		6,013,380		—		6,013,380
Short interest options		6,164,964		—		6,164,964

		147,772,365		22,714,353		170,486,718

Currency:
Currency forwards		38,729,375		1,965,471		40,694,846
Currency swaps		20,242,449		3,152,712		23,395,161
Currency futures		708,611		373,462		1,082,073
Long currency options		3,072,315		154,470		3,226,785
Short currency options		3,304,171		—		3,304,171

		66,056,921		5,646,115		71,703,036

Stock & Stock Index:
Stock index futures		195,849		42,389		238,238
Stock swaps		—		1,690,359		1,690,359
Long stock index options		1,129,872		—		1,129,872
Short stock index options		2,503,448		—		2,503,448

		3,829,169		1,732,748		5,561,917

Credit derivatives:
Credit derivatives swaps		633,050		1,845,778		2,478,828

Others:
Long option		304,145		871,332		1,175,477
Short option		1,192,817		—		1,192,817
Other forwards		82,213		—		82,213
Other swaps		157,620		89,489		247,109
Other futures		76,335		—		76,335

		1,813,130		960,821		2,773,951

	~~W~~	220,104,635	~~W~~	32,899,815	~~W~~	253,004,450

(2)	Gains or losses on valuation of derivatives for the years ended December 31, 2010 and 2009 are as follows (Korean won in millions):

													Gains
													(losses)		Cumulative gains (losses)
	Gains on valuation						Losses on valuation						in capital		in statement of
	in income statement						in income statement						adjustments		financial position
<2010>	Trading		Hedge		Total		Trading		Hedge		Total		Hedge		Assets		Liabilities
Interest rate:
Interest rate forwards	~~W~~	247	~~W~~	—	~~W~~	247	~~W~~	4	~~W~~	358	~~W~~	362	~~W~~	—	~~W~~	20	~~W~~	4
Interest rate swaps		791,364		220,216		1,011,580		917,110		158,293		1,075,403		334		1,450,890		1,486,998
Long interest options		16,611		—		16,611		16,091		—		16,091		—		61,558		—
Short interest options		21,483		—		21,483		14,628		—		14,628		—		—		43,398

		829,705		220,216		1,049,921		947,833		158,651		1,106,484		334		1,512,468		1,530,400

Currency:
Currency forwards		413,343		6,039		419,382		433,044		4,771		437,815		(4,876)		992,341		425,981
Currency swaps		703,546		65,861		769,407		544,897		53,727		598,624		—		1,205,390		1,371,010
Currency futures		—		9		9		313		101		414		—		—		—
Long currency options		47,920		—		47,920		43,653		1,180		44,833		—		481,165		—
Short currency options		18,210		—		18,210		2,849		—		2,849		—		—		57,547

		1,183,019		71,909		1,254,928		1,024,756		59,779		1,084,535		(4,876)		2,678,896		1,854,538

Stock & Stock index:
Stock index futures		—		—		—		215		109		324		—		—		—
Stock swaps		1,014		86,435		87,449		—		6,961		6,961		—		72,140		8,958
Long stock index options		40,023		33,804		73,827		(1,973)		5,988		4,015		—		16,277		3,288
Short stock index options		13,300		29		13,329		65,404		—		65,404		—		(6,710)		232,711

		54,337		120,268		174,605		63,646		13,058		76,704		—		81,707		244,957

Credit derivatives:
Credit derivatives swaps		82		6,777		6,859		—		8,741		8,741		—		17,465		2,238

Others:
Long options		19,804		1,452		21,256		—		3,839		3,839		—		15,673		—
Short options		44		—		44		19,930		—		19,930		—		—		12,298
Other forwards		7,135		—		7,135		5,496		—		5,496		—		6,069		5,496
Other swaps		8,048		434		8,482		8,647		3,928		12,575		—		7,824		18,263

		35,031		1,886		36,917		34,073		7,767		41,840		—		29,566		36,057

	~~W~~	2,102,174	~~W~~	421,056	~~W~~	2,523,230	~~W~~	2,070,308	~~W~~	247,996	~~W~~	2,318,304	~~W~~	(4,542)	~~W~~	4,320,102	~~W~~	3,668,190

													Gains
													(losses)		Cumulative gains (losses)
	Gains on valuation						Losses on valuation						in capital		in statement of
	in income statement						in income statement						adjustments		financial position
<2009>	Trading		Hedge		Total		Trading		Hedge		Total		Hedge		Assets		Liabilities
Interest rate:
Interest rate forwards	~~W~~	12	~~W~~	1,664	~~W~~	1,676	~~W~~	10	~~W~~	—	~~W~~	10	~~W~~	—	~~W~~	12	~~W~~	11
Interest rate swaps		1,292,568		186,034		1,478,602		1,116,260		297,525		1,413,785		(1,314)		1,327,559		1,411,628
Long interest options		13,243		—		13,243		80,139		—		80,139		—		76,513		—
Short interest options		48,515		—		48,515		7,470		—		7,470		—		—		60,606

		1,354,338		187,698		1,542,036		1,203,879		297,525		1,501,404		(1,314)		1,404,084		1,472,245

Currency:
Currency forwards		686,215		42,560		728,775		621,021		29,550		650,571		(9,291)		1,540,312		673,991
Currency swaps		732,629		81,982		814,611		387,138		79,473		466,611		—		1,080,115		1,690,856
Currency futures		129		574		703		277		2,546		2,823		—		129		—
Long currency options		5,190		3		5,193		288,208		4,178		292,386		—		666,346		—
Short currency options		166,414		—		166,414		405		—		405		—		—		114,358

		1,590,577		125,119		1,715,696		1,297,049		115,747		1,412,796		(9,291)		3,286,902		2,479,205

Stock & Stock index:
Stock index futures		—		256		256		159		585		744		—		—		159
Stock swaps		—		373,409		373,409		—		10,684		10,684		—		—		229,603
Long stock index options		9,152		—		9,152		13,257		—		13,257		—		39,507		—
Short stock index options		27,451		—		27,451		88,767		—		88,767		—		—		398,412

		36,603		373,665		410,268		102,183		11,269		113,452		—		39,507		628,174

Credit derivatives:
Credit derivatives swaps		84,073		82,567		166,640		—		62,175		62,175		—		26,851		203,545

Others:																		—
Long options		35,047		33,250		68,297		39,805		12,650		52,455		—		98,184		—
Short options		26,208		—		26,208		29,295		—		29,295		—		—		85,067
Other forwards		1,233		—		1,233		1,384		—		1,384		—		1,660		1,246
Other swaps		20,037		737		20,774		19,693		1,640		21,333		—		19,387		20,130
Other futures		519		—		519		294		—		294		—		5,532		294

		83,044		33,987		117,031		90,471		14,290		104,761		—		124,763		106,737

	~~W~~	3,148,635	~~W~~	803,036	~~W~~	3,951,671	~~W~~	2,693,582	~~W~~	501,006	~~W~~	3,194,588	~~W~~	(10,605)	~~W~~	4,882,107	~~W~~	4,889,906

36. Announcement of the Privatization Plans by the KDIC
On October 30, 2010, KDIC as the majority shareholder of the Company announced its plans to dispose of a 56.97% ownership of the Company and the shares of Kyongnam Bank and Kwangju Bank held by the Company and proceeded the bidding process to seek investors. However, the public capital injection committee announced an abrupt suspension of the bidding process, considering the current market conditions and, therefore, progress on the privatization plans cannot be reasonably anticipated as of December 31, 2010.
37. Acquisition of Hanmi Finance Corporation
In May 2010, the Company entered into a Securities Purchase Agreement with Hanmi Financial Corporation to acquire 175,000,000 newly issued shares of the acquiree’s common stock for $210 million. Subsequent to the approvals from regulators in both countries, Korea and United States of America, the Company obtains the control over the acquiree.
38. SUBSEQUENT EVENTS
(1)	Selected as a preferred bidder for Samwha Mutual Savings Bank
The Company submitted a letter of intent to take over Samhwa Mutual Savings Bank’s assets and liabilities and was selected as a preferred bidder on February 18, 2011. The Company will finalize the deal per detailed discussion with the KDIC.
(2)	BC card stock purchase agreements
On February 16, 2011, the Woori Bank entered into a contract with KT Corporation to sell its 880,000 shares, a 20% ownership, in BC Card that had been accounted for under the equity method. The sales price and book value of the shares to be sold by the Bank amounted to ~~W~~ 136,840 million and ~~W~~ 102,483 million, respectively.
(3)	Workout of Chinhung International Inc.
Chin Hung International Inc. requested for a workout process to creditors for its business normalization on February 10, 2011. As of February 24, 2011, the workout has started by the creditors’ committee. The Bank’s total loans and unused credit lines as of December 31, 2010 amounted to ~~W~~165 billion and ~~W~~10 billion, respectively. The Bank recorded ~~W~~59 billion and ~~W~~1 billion of allowance for doubtful accounts for those loans and unused credit lines, respectively, as of December 31, 2010. Due to uncertainties with the workout above, allowance for doubtful accounts may differ from actual losses.
39. ADDOPTION OF KOREAN INTERNATIONAL FINANCIAL REPORTING STANDARDS
(1)	Adoption of Korean International Finance Reporting Standard
In accordance with the amendment to the Act on External Audit for Stock Companies, the Company is required to comply with Korean financial reporting standard (K-IFRS) from 2011. From July 2007, the Company initiated the transition process to K-IFRS by applying the systematic approach, such as analyzing IFRS impact on current accounting, establishing new accounting standards and financial reporting system, and simultaneously operating financial reporting systems both under the K-IFRS and current accounting standards (K-GAAP).
The Company completed the first phase of K-IFRS adoption project by analyzing IFRS impacts and its major differences from the current accounting treatments under K-GAAP. In the second phase, accounting policies and the financial reporting system responding to those new accounting standards were established. From April 2010, the Company launched the third phase by stabilizing the new financial reporting system via simultaneous operation of the current and K-IFRS reporting systems. In addition, the Company’s financial statements in accordance with K-IFRS have been prepared for the periods on or after January 1, 2010, the date of transition
Differences between K-IFRS and K-GAAP, which are significant to the Company, are summarized below. Such items being presented do not explain detailed impacts on financial statements which may vary with further analysis. Presently, the Company could not estimate the financial impacts from key differences.

(2)	Differences between K-IFRS and K-GAAP which are significant to the Company

Classification	K-IFRS	Current accounting Standards
First time of K-IFRS

Business Combination	No retroactive approach is applied to business combination transactions incurred prior to the transition date.	Not applicable

Fair value as deemed cost and revaluation cost	Fair value of lands and buildings as of the transition date is to be regarded as net book value.	Not applicable

Accumulated foreign currency translation	Accumulated foreign currency translation adjustments as of the transition date are reset to ‘zero’.	Not applicable

Fair value evaluation of financial assets and liabilities at the acquisition date	Prospective approach is applied to the accounts which are newly categorized into financial assets and liabilities carried at fair value, as of the transition date.	Not applicable

Derecognition of financial assets and	K-IFRS No. 1309 (Financial instruments:	Not applicable
liabilities	Recognition and derecognition) is applied prospectively as of the transition date.

Designation of AFS securities or financial assets/liabilities at FVTPL	Designation of available-for-sale (AFS) financial assets or financial assets/liabilities at fair value through profit or loss (FVTPL) is principally allowed at the acquisition date, with an exception of one time designation for existing financial assets/liabilities at the transition date.	Not applicable

Stock-based compensation	Retroactive application of stock-based compensation as per K-IFRS No. 1102 (Stock-based payment) is not allowed.	Not applicable

Decommissioning and restoration liabilities included in the cost of tangible assets	Changes in a decommissioning and restoration liability at the transition date are added to or deducted from the cost of tangible assets, by discounting the liability using the discount rate at the date of acquisition.	Not applicable

Lease	Lease contracts existing as of the transition date are subject to K-IFRS No. 1017 (Lease), which is not applied retrospectively.	Not applicable

Investment in subsidiaries, jointly controlled corporation and related-party entities	When preparing separate financial statements in accordance with K-IFRS No.1027 (Consolidated and separate financial statements), net book value of the investments in subsidiaries, jointly controlled entities and associates is regarded as the cost of the equity securities when the cost method is applied.	Not applicable

Change of Consolidation Scope	Exceeding 50% of the voting power, having decision making capability and holding benefits and risks constitute control in determining the consolidation scope.	Owning 30% of shares and being the largest shareholder constitute control in determining the consolidation scope, except for special purpose entities (SPEs) that meet certain criteria.

Classification	K-IFRS	Current accounting Standards
Business Combinations	Acquisition method of accounting	Acquisition method or pooling-of-interests method

Evaluation of Goodwill	No amortization but impairment testing	Amortization with the straight-line method within 20 years and impairment testing

Derecognition of Financial Assets	Criteria such as risks, awards, control and continuing involvement are to be sequentially considered in determining derecognition timing and recognition scope.	The disposal of financial assets is contingent on the risks and rewards of ownership of the financial assets, and whether it has retained control of the financial assets. However, certain transactions such as asset securitization per the Act on Asset-Backed Securitization are considered sales transactions.

Classification of Financial Instruments	Financial assets are classified into financial assets at FVTPL, AFS financial assets, held-to-maturity securities and loan& receivables and financial liabilities consist of financial liabilities at FVTPL and other liabilities	Assets are divided into cash and due from banks, investment securities, trade receivables, derivative assets and securities consist of trading, AFS and held-to-maturity securities. Liabilities are classified into deposits, borrowings, debenture and others.

Measurement of Financial Instruments	Financial assets/liabilities at FVTPL and AFS financial assets are required to be recorded at fair value with credit risks reflected. Held-to-maturity financial assets and loan and receivables are to be measured at amortized cost with the effective interest rate method applied.	Certain financial instruments such as trading securities, available-for-sale securities and derivatives, are recorded at fair value, and the reflection of credit risk is not explicitly mentioned.

Allowance for Bad Debts	Allowance should be recorded when objective evidence of impairment exists as a result of one or more events that occurred after initial recognition.	Allowance for doubtful accounts to cover estimated losses on loans, based on rational and unbiased criteria, is recorded. (It is higher of the amount applying the percentage of loan loss allowance established by the Financial Supervisory Commission or the amount based on loan loss experience ratio.)

Classification of Investment Property	Property (land or building) to earn rentals is treated as an investment property.	Property (land or building) to earn rentals is treated as a tangible asset.

Changes in depreciation methods.	Residual value, useful lives and depreciation method of property, plant and equipment are to be consistently reviewed at least every fiscal year end and significant changes, if any, should be treated as changes in accounting estimates.	Once depreciation method is determined, it should be consistently applied to all of newly acquired and existing assets.

Membership	Classified into intangible asset with indefinite useful lives.	Classified into long-term deposit in other non-current assets.

Measurement of Accrued Severance Benefits	Both the defined benefit and defined contribution plans are provided and the amounts of defined benefit obligation are computed based on actuarial assumptions.	Provisions for retirement benefits accrued equal to the amounts to be paid at the end of period, assuming that the all entitled employees with a service year more than a year would retire at once. Retirement benefit expenses incur at the point when the payment obligation is fixed.

Classification	K-IFRS	Current accounting Standards
Financial Guarantee	Accounted for as a financial guarantee asset or liability if it is a contract that brings an obligation to an issuer to compensate a loss incurred to a holder, in accordance with the contract provisions, when debtor defaults at a payment date. Recognize financial guarantee assets or liabilities at fair value and subsequently amortize using the effective interest method. Also, financial guarantee liabilities are recorded at higher of allowance for guarantee loss or amortized cost.	Not applicable

Liability/equity classification	Issuer classifies its financial instruments or components of financial instruments as either financial liabilities or equity instruments at the initial recognition, considering the substance of the contractual arrangement and definition of financial assets and equity instruments.	Classification according to relevant legal framework such as business law

Classification of Capital	Classification in capital is pursuant to the substance of the contractual arrangement over its legal form.	Capital includes the legal amount paid by shareholders (paid-in capital).

Foreign currency translation	Not applicable	When applying the accounting standards for banking industry, closing rates are used in translating the statement of financial position and the statement of income.
(3)	Changes in consolidation scope
As of December 31, 2010, changes in the scope of consolidation as a result of the Company’s transition to K-IFRS are as follows:

Investment	Consolidated Company	Consolidated Company
Company	under K-GAAP	Under K-IFRS	Scope Difference
Woori Finance	Woori Bank	Woori Bank	—
Holdings Co., Ltd.	Kyongnam Bank	Kyongnam Bank	—
	Kwangju Bank	Kwangju Bank	—
	Woori Finance Information System Co., Ltd	Woori Finance Information System Co., Ltd	—
	Woori F&I Co., Ltd	Woori F&I Co., Ltd	—
	Woori Investment Securities Co., Ltd	Woori Investment Securities Co., Ltd	—
	Woori Asset Management Co., Ltd	Woori Asset Management Co., Ltd	—
	Woori Private Equity Co., Ltd	Woori Private Equity Co., Ltd	—
	Woori Financial Co., Ltd.	Woori Financial Co., Ltd.	—
	Woori Aviva Life Insurance Co., Ltd.	—	Classified into a joint venture entity under K-IFRS, however, included in consolidation scope as the largest shareholder with more than 30% of voting right in accordance with Act on External Audit of Stock Companies under K-GAAP

	—	TY Second Asset Securitization Specialty	Subject to consolidation as substantially controlled by the Company under K-IFRS, however, it was excluded from consolidation under K-GAAP due to SPE’s limited scope of operations

Investment	Consolidated Company	Consolidated Company
Company	under K-GAAP	Under K-IFRS	Scope Difference
Woori Bank	Woori Credit Information Co., Ltd	Woori Credit Information Co., Ltd	—
	Woori America Bank	Woori America Bank	—
	PT. Bank Woori Indonesia	PT. Bank Woori Indonesia	—
	Woori Global Market Asia Limited	Woori Global Market Asia Limited	—
	Woori Bank (China) Limited	Woori Bank (China) Limited	—
	ZAO Woori Bank (Russia)	ZAO Woori Bank (Russia)	—
	Woori Bank Preservation Trust of principal and interest	Woori Bank Preservation Trust of principal and interest	—
Woori Bank Preservation Trust of principal	—	Not subject to consolidation as no substantive control over principal recoverable trust is held by the Company as per K-IFRS, however, included in consolidation scope as per the Administrative Instructions of Banking Supervision under K-GAAP

—	Korea BTL Infrastructure Fund
Swan SF Co., Ltd.
Kumho Trust First Co., Ltd.
Woori More Conduit Co., Ltd.
Woori IB Global Bond Co., Ltd.
Hyundai Glory First Co., Ltd.
KDB Capital First ABCP Co., Ltd
Vivaldi HL First ABCP Co., Ltd
Consus 8th LLC
Asiana Saigon Co., Ltd.
An-Dong Raja 1st Co., Ltd.
KAMCO Value Recreation 1st Securitization Specialty Co., Ltd.
IB Global 1st Co., Ltd.
Real DW 2nd
Hermes STX Co., Ltd.
BWL 2nd Co., Ltd.
KTB Smart 90 Private Equity Securities 2nd
Hanvit Open-end High Yield HV-1st
Haeoreum Short-term Bond 15th
G5 Pro Short-term 13th
G6 First Class Mid-term E-20
G15 First Class Mid-term C-1
Mid-term D-2nd
D First Class Mid-term C-151
Hanwha Smart Private Equity Securities 19th
My Asset Private Equity Securities Investment Trust W-1st
Eugene Pride Private Equity Securities 12th(Bond)
Consus Private Equity Securities Investment Trust 29th
Hi Smart Private Equity Securities 1st
Woori Frontier Short-term Private Equity Securities 2nd
Woori Frontier Alpha quant Private Equity Securities 3th
Merits Prime Private Equity Trust 1st
Yuri WB Private Equity Securities Investment Trust 2nd
Subject to consolidation as substantially controlled by the Company under K-IFRS, however, it was excluded from consolidation under K-GAAP due to SPE’s limited scope of operations

Investment	Consolidated Company	Consolidated Company
Company	under K-GAAP	Under K-IFRS	Scope Difference
Woori Bank	—	Woori Partner Plus Private Equity
Securities 4th
KDB Private Equity Securities
Investment Trust WB-1st
Samsung Plus Private Equity
Securities 7th
Eugene Pride Private Equity
Securities Investment Trust 14th
Hanwha Smart Private Equity
Securities Investment Trust 33th
Woori Bank (Taurus 1st)
Merits Prime Private Trust 5th
Subject to consolidation as substantially controlled by the Company under K-IFRS, however, it was excluded from consolidation under K-GAAP due to SPE’s limited scope of operations

Woori Partner Plus Private Equity Securities 5th
Woori Bank (Brain 3th)
Prudential Quant Long Short Private Equity Trust 1st
Prudential Quant Long Short Private Equity Trust 2nd
Woori Partner Plus Private Equity Securities Investment Trust 6th
Golden Bridge Sidus FNH video
Golden Bridge NHN Online Private Equity Investment
Woori CS Ocean Bridge 7th
Woori Milestone Private Real Estate Fund 1st
Woori Milestone China Real Estate Fund 1st
Consus Sakhalin Real Estate Investment Trust 1st

Kyongnam Bank	Kyongnam Bank Preservation Trust of principal and interest	Kyongnam Bank Preservation Trust of principal and interest	—

	Kyongnam Bank Preservation Trust of principal	—	Not subject to consolidation as no substantive control over principal recoverable trust is held by the Company as per K-IFRS, however, included in consolidation scope as per the Administrative Instructions of Banking Supervision under K-GAAP

	—	Consus 6th LLC.	Subject to consolidation as substantially controlled by the Company under K-IFRS, however, it was excluded from consolidation under K-GAAP due to SPE’s limited scope of operations

Investment	Consolidated Company	Consolidated Company
Company	under K-GAAP	Under K-IFRS	Scope Difference
Kyongnam Bank	—	GS Gold Scope Private Bond Mix
Investment Trust 1st
KTB Market Alpha Private Equity
Securities Investment Trust
30-1st
Say New Vesta Private Equity
Securities 5th
Shinhan BNP Private Equity
Securities 2nd
Dongbu Together Private Equity
Securities 2nd
GS Gold Scope Private Equity
Securities Investment Trust 2nd
My asset Private Equity
Securities Investment Trust 4th
Samsung Korea Focus Private
Equity Securities Investment
Trust 1st
Hana UBS Power Private Equity
		Securities Investment Trust 12th	Subject to consolidation as substantially controlled by the Company under K-IFRS, however, excluded from consolidation under K-GAAP

Kwangju Bank	Kwangju Bank Preservation Trust of principal and interest	Kwangju Bank Preservation Trust of principal and interest	—

	Kwangju Bank Preservation Trust of principal	—	Not subject to consolidation as no substantive control over principal recoverable trust is held by the Company as per K-IFRS, however, included in consolidation scope as per the Administrative Instructions of Banking Supervision under K-GAAP

	—	Euro Quant 2nd Co., Ltd Hybrid 1st Co., Ltd KAMCO Value Recreation 2nd Securitization Specialty Co., Ltd.	Subject to consolidation as substantially controlled by the Company under K-IFRS, however, it was excluded from consolidation under K-GAAP due to SPE’s limited scope of operations

	—	Heungkuk Hiclass 9th Woori Invest Partner Private Equity Securities Investment	Subject to consolidation as substantially controlled by the Company under K-IFRS, however, excluded from consolidation under K-GAAP

Woori Investment	Woori Futures Co., Ltd.	Woori Futures Co., Ltd.	—
Securities	LG Investment Holding	LG Investment Holding B.V.	—
	B.V. (Amsterdam) GG	(Amsterdam) GG
	Woori Investment Securities (H.K.) Ltd.	Woori Investment Securities (H.K.) Ltd.	—
	Connacht Capital Market Investment	Connacht Capital Market Investment	—
	MARS First Private Equity Fund	MARS First Private Equity Fund	—
	MARS Second Private Equity Fund	MARS Second Private Equity Fund	—
	Woori Investment Asia Pte. Ltd.	Woori Investment Asia Pte. Ltd.	—
	Woori Absolute Global Opportunity Fund	Woori Absolute Global Opportunity Fund	—
	Woori CBV Securities Corporation	Woori CBV Securities Corporation	—

Investment	Consolidated Company	Consolidated Company
Company	under K-GAAP	Under K-IFRS	Scope Difference
Woori Investment Securities	Woori Absolute Return Investment Strategies Fund	Woori Absolute Return Investment Strategies Fund	—
	—	Woori Investment Securities Int’l Ltd. Woori Investment Securities America, Inc. Woori Absolute Partners Pte. Ltd. Woori Korindo Securities Indonesia	Subject to consolidation under K-IFRS, however, excluded from consolidation scope under K-GAAP as its total assets were less than 10 billion won as of the previous fiscal year end

	—	KAMCO Value Recreation 9th Securitization Specialty Co., Ltd.	Subject to consolidation as substantially controlled by the Company under K-IFRS, however, it was excluded from consolidation under K-GAAP due to SPE’s limited scope of operations

	—	Hanvit High Yield Twins Subordinated Debt 1th Hanareum Short-Term L-12 Hanareum Short-Term H16 G Hanareum Short-Term H16 G3 Pro Short-Term 13 G4 Pro Short-Term 13 Kyobo Gulliver Short-Term E-201	Subject to consolidation as substantially controlled by the Company under K-IFRS, however, excluded from consolidation under K-GAAP
—	Kyobo First Class Mid-Term E-209
Cho Hung Clover HYA1
G1New Jump Long-Term Bond A-4th
Shinhan Special Long-Term L-6
Best Optimax Mid-Term A3
Best Optimax Mid-Term IIIA1
Best Optimax Long-Term A1
		Kyobo First Class Long-Term E-203	Subject to consolidation as substantially controlled by the Company under K-IFRS, however, excluded from consolidation under K-GAAP

Woori F&I	Woori AMC Co., Ltd	Woori AMC Co., Ltd	—
	Woori F&I Sixth Asset Securitization Specialty	Woori F&I Sixth Asset Securitization Specialty	—
	Woori F&I Seventh Asset Securitization Specialty	Woori F&I Seventh Asset Securitization Specialty	—
	Woori SB Tenth Asset Securitization Specialty	Woori SB Tenth Asset Securitization Specialty	—
	Woori F&I Tenth Asset Securitization Specialty	Woori F&I Tenth Asset Securitization Specialty	—
	Woori F&I Eleventh Asset Securitization Specialty	Woori F&I Eleventh Asset Securitization Specialty	—
	Woori F&I Thirteenth Asset Securitization Specialty	Woori F&I Thirteenth Asset Securitization Specialty	—
	WR Investment America, LLC	WR Investment America, LLC	—

Investment	Consolidated Company	Consolidated Company
Company	under K-GAAP	Under K-IFRS	Scope Difference
Woori F&I	—	WR Loan Inc.
Woori F&I Fifth Asset Securitization Specialty
Woori F&I Eighth Asset Securitization Specialty
Woori F&I Sixteenth Asset Securitization Specialty
Woori EA Third Asset Securitization Specialty
Woori EA Fourth Asset Securitization Specialty
Subject to consolidation under K-IFRS, however, excluded from consolidation scope under K-GAAP as its total assets were less than 10 billion won as of the previous fiscal year end
Woori EA Fifth Asset Securitization Specialty
Woori F&I Seventeenth Asset Securitization Specialty
Woori EA Eighth Asset Securitization Specialty
Woori F&I Eighteenth Asset Securitization Specialty

Woori Bank,	Woori Private Equity	Woori Private Equity Fund	—
Kyongnam Bank,	Fund
Kwangju Bank, Woori Investment Securities,
Woori F&I and Woori PE

Woori Private Equity Fund	Kumho Investment Bank	Kumho Investment Bank	—

	Woori Renaissance Holdings	—	Included in consolidation scope as the largest shareholder with more than 30% of voting right in accordance with the Act on External Audit of Stock Companies under K-GAAP, however, it was excluded from consolidation under K-GAAP due to SPE’s limited scope of operations

	—	Woori BK Co., Ltd. Woori EL Co., Ltd	Subject to consolidation under K-IFRS, however, excluded from consolidation scope under K-GAAP as its total assets were less than 10 billion won as of the previous fiscal year end

Kumho Investment Bank	Sahn Eagle LLC.	Sahn Eagle LLC.	—

	—	Herb First Co., Ltd. Herb Second Co., Ltd. Herb Third Co., Ltd. KIB Investment Co., Ltd. Two Eagles KIB LLC.	Subject to consolidation as substantially controlled by the Company under K-IFRS, however, it was excluded from consolidation under K-GAAP due to SPE’s limited scope of operations

	—	My Asset Manhattan Real Estate Investment Trust 1st My Private Equity Happy Tomorrow Special 1st	Subject to consolidation as substantially controlled by the Company under K-IFRS, however, excluded from consolidation under K-GAAP

Investment	Consolidated Company	Consolidated Company
Company	under K-GAAP	Under K-IFRS	Scope Difference
MARS First Private Equity Fund	—	MARS INS 1st	Subject to consolidation under K-IFRS, however, excluded from consolidation scope under K-GAAP as its total assets were less than 10 billion won as of the previous fiscal year end
(4) The effects on the Company’s financial position and results of operation
The effects on the Company’s financial position and results of operation being listed below are set out based on the consolidated financial statements, which may change with subsequent adoption of amendments to the standards and further analysis. Conversion effects to K-IFRS are consisted of those from changes in the scope of consolidation and reclassifications and net asset changes due to GAAP differences.
1)	Summary of the effects on the statement of financial position at January 1, 2010 (Date of transition)

			Conversion
	K-GAAP		effects to K-IFRS		K-IFRS		Ref.
Cash and Cash equivalents	~~W~~	21,133,831	~~W~~	(16,780,059)	~~W~~	4,353,772	A
Financial assets at FVTPL		25,513,743		(1,524,483)		23,989,260	B
AFS financial assets		13,623,596		8,004,446		21,628,042	C
Held-to-maturity investments		16,551,746		(598,051)		15,953,695	D
Loan and receivables		202,826,578		9,795,781		212,622,359	E
Associates		968,900		(313,179)		655,721	F
Investment property		—		746,126		746,126	G
Fixed assets		2,820,417		283,212		3,103,629	H
Intangible assets		501,689		(195,103)		306,586	I
Other assets		750,819		(265,999)		484,820	J
Tax assets		22,524		5,679		28,203
Deferred tax assets		190,224		(116,123)		74,101	K
Derivative instrument		—		107,490		107,490	L
Held-for-sale assets group		—		28,423		28,423	M

Total assets	~~W~~	284,904,067	~~W~~	(821,840)	~~W~~	284,082,227

Financial liabilities at FVTPL	~~W~~	8,746,732	~~W~~	1,677,468	~~W~~	10,424,200	N
Deposits		178,660,922		(1,697,421)		176,963,501	O
Borrowings		31,118,699		1,376,308		32,495,007	P
Debentures		36,689,067		(4,115,088)		32,573,979	Q
Other allowance		962,068		(145,536)		816,532	R
Current tax liabilities		130,326		(2,455)		127,871
Other financial liabilities		11,811,981		(1,430,731)		10,381,250	S
Other liabilities		735,498		68,509		804,007	T
Deferred tax liabilities		61,643		180,153		241,796	U
Derivatives liabilities		—		41,236		41,236	V

Total liabilities	~~W~~	268,916,936	~~W~~	(4,047,557)	~~W~~	264,869,379

Capital stock	~~W~~	4,030,077	~~W~~	—	~~W~~	4,030,077
Capital surplus		179,488		985		180,473	W
Other capital		1,165,165		80,376		1,245,541	X
Retained earnings		8,346,186		934,161		9,280,347	Y
Non-controlling interests		2,266,215		2,210,195		4,476,410	Z

Total capital	~~W~~	15,987,131	~~W~~	3,225,717	~~W~~	19,212,848

2)	Summary of the effects on the financial position at December 31, 2010 and the results of operation for the year ended December 31, 2010.
< Financial position >

			Conversion
	K-GAAP		effects to K-IFRS		K-IFRS		Ref.
Cash and due from banks	~~W~~	21,380,236	~~W~~	(17,890,592)	~~W~~	3,489,644	A
Financial assets at FVTPL		23,342,622		(2,292,825)		21,049,797	B
AFS financial assets		17,837,389		4,496,792		22,334,181	C
HTM financial assets		20,707,723		(822,170)		19,885,553	D
Loans and receivables		203,116,580		14,843,137		217,959,717	E
Associates		925,115		(180,271)		744,844	F
Investment properties		—		643,271		643,271	G
Tangible assets		2,886,096		219,752		3,105,848	H
Intangible assets		393,695		(107,030)		286,665	I
Other assets		630,718		(250,425)		380,293	J
Current tax assets		12,358		(2,790)		9,568
Deferred tax assets		195,025		(136,636)		58,389	K
Derivatives assets		—		131,511		131,511	L
Held-for-sale assets group		—		87,926		87,926	M

Total assets	~~W~~	291,427,557	~~W~~	(1,260,350)	~~W~~	290,167,207

Financial liabilities at FVTPL	~~W~~	7,336,796	~~W~~	1,520,007	~~W~~	8,856,803	N
Deposits		187,009,289		(1,553,104)		185,456,185	O
Borrowings		32,867,935		1,437,727		34,305,662	P
Debentures		33,010,262		(3,899,622)		29,110,640	Q
Other allowance		1,095,550		(266,623)		828,927	R
Current tax liabilities		176,318		(2,358)		173,960
Other financial liabilities		12,608,626		(2,071,254)		10,537,372	S
Other liabilities		311,951		86,646		398,597	T
Deferred tax liabilities		92,052		114,222		206,274	U
Derivatives liabilities		—		5,339		5,339	V

Total liabilities	~~W~~	274,508,779	~~W~~	(4,629,020)	~~W~~	269,879,759

Capital stock	~~W~~	4,030,077	~~W~~	—	~~W~~	4,030,077
Capital surplus		158,608		21,496		180,104	W
Other capital		887,054		155,959		1,043,013	X
Retained earnings		9,463,067		1,007,511		10,470,578	Y
Non-controlling interests		2,379,972		2,183,704		4,563,676	Z

Total capital	~~W~~	16,918,778	~~W~~	3,368,670	~~W~~	20,287,448

<Results of operation >

			Conversion
	K-GAAP		effects to K-IFRS		K-IFRS		Ref.
Interest income	~~W~~	14,171,615	~~W~~	125,711	~~W~~	14,297,326	A
Interest expense		7,707,675		(68,805)		7,638,870	B

Net interest income		6,463,940		194,516		6,658,456
Net commission income		1,145,544		(26,897)		1,118,647	C
Dividend on securities		84,921		70,256		155,177	D
Gain( loss) on financial assets at FVTPL		41,574		(69,223)		(27,649)	E
Gain on AFS financial assets		833,641		48,934		882,575	F
Gain on HTM financial assets		130		(109)		21
Impairment on credit loss		2,743,062		155,569		2,898,631	G
Other operating income (expense)		(4,068,383)		224,412		(3,843,971)	H

Operating income		1,758,305		286,320		2,044,625
Gain on equity method investments		36,846		(6,920)		29,926	I

Income before income tax expense		1,795,151		279,400		2,074,551
Income tax expense		495,541		(3,364)		492,177	J

Total net income		1,299,610		282,764		1,582,374
Other comprehensive income (loss)		(266,495)		70,054		(196,441)	K

Comprehensive income	~~W~~	1,033,115	~~W~~	352,818	~~W~~	1,385,933

3)	Details of financial position reconciliation and results of operations reconciliation
<Financial position>
A.	Cash and due from banks

Very short-term Money Market fund, circulating Certificate of Deposit and bank deposits included in cash and cash equivalents under K-GAAP are reclassified into financial asset at FVTPL, available-for-sale financial assets or loan and receivables.

B.	Financial assets at FVTPL

The accounts classified as cash and cash equivalents or available-for-sale securities under K-GAAP are designated or transferred to financial assets at FVTPL. Also, certain derivative assets subject to hedging accounting under K-GAAP are reclassified into separate derivative instrument assets, not as financial asset at FVTPL. Credit risk adjustments of derivative instruments and different fair value evaluations made a change in net asset.

C.	AFS financial assets

Very short-term MMF and circulating CD classified into cash and cash equivalents as per K-GAAP are transferred to available-for-sale financial assets. Also, available-for-sale securities under current accounting standards are designated or reclassified as financial assets at FVTPL. In addition, the altered consolidation scope results in changes in net asset.

D.	HTM financial assets

The altered consolidation scope results in changes in net asset.

E.	Loans and receivables

Bank deposits included in cash and cash equivalents accounts under K-GAAP are transferred to loan and receivables and prepaid rental expenses in relation with rental deposits are reclassified into other asset. Also, differences in set-out scope of allowance for receivables and calculation methodology result in changes in net asset.

F.	Associates

Certain entities had held using the equity method of accounting under K-GAAP were newly included in a consolidation scope while some entities consolidated before K-IFRS adoption were transferred to equity method securities.

G.	Investment properties

Non-operating fixed assets included in property, plant and equipment account under K-GAAP segregated and transferred to investment property.

H.	Tangible assets

Some portions of fixed assets that are expected to be disposed of in a near term are transferred into held for sale assets. Also, acquisition cost adjustments lead by evaluation of fixed asset and the establishment of allowance for recovery result in net asset value change.

I.	Intangible assets

Among deposit categorization under K-GAAP, membership deposits with future benefits of intangible value are reclassified as intangible asset. In addition, different intangible assets valuation and amortization methods altered net asset value.

J.	Other assets

Changes in a consolidation scope altered net asset value. Also, amounts equal to prepaid rental expense out of rental deposit under K-GAAP are transferred to other asset and non-operating fixed assets included in other assets account under K-GAAP segregated and transferred to investment property.

K.	Deferred tax assets

Changes in the deferred tax asset amount were resulted from a movement in assets and liabilities caused by new accounting standards application.

L.	Derivatives assets

Certain derivative instruments applicable to hedge accounting are reclassified as separate derivative asset (hedges) and the subject of hedge accounting is in part changed due to different accounting treatments.

M.	Held-for-sale asset group

Certain fixed assets that are to be disposed of are transferred to the assets classified as held for sale.

N.	Financial liabilities at FVTPL

Some portion of corporate bond are designated and reclassified as financial liabilities at FVTPL. Also, fair value measurement of appointed corporate bonds and fair value adjustment caused by credit risk reflection of derivative instruments gave a rise to changes in net asset.

O.	Deposits

Changes in a consolidation scope altered net asset value. Also, interest expenses of CD , previously recognized as interest payable under K-GAAP, are newly reflected in deposit accounts.

P.	Borrowings

Changes in a consolidation scope altered net asset value.

Q.	Debentures

Some debentures are designated as financial liabilities at FVTPL. Also hybrid securities meeting the definition of capital, in substance, are reclassified as non-controlling equity from liability. Different fair value measurement of corporate bonds subject to hedge accounting and altered consolidation scope result in changes in net asset.

R.	Other allowance

Difference in calculation methodology of allowance for unused commitment, payment guarantee and other liabilities results in changes in net asset.

S.	Other financial liabilities

Changes in a consolidation scope altered net asset value. In addition, amounts of prepaid rental expense out of total rental deposits are transferred to other liabilities and interest payables in connection with CD are reclassified into deposit liabilities.

T.	Other liabilities

Amounts of prepaid rental expense out of total rental deposit accounts under K-GAAP and certain portions of allowance for card point rewards are reflected in other liabilities. Also, deferred loan fees of loan receivables, included in unearned revenue, are transferred to loan and receivables.

U.	Deferred tax liabilities

A fluctuation in assets and liabilities, lead by the different accounting guidance application, results in different amounts of deferred tax liability.

V.	Derivatives liabilities

Certain derivative instruments applicable to hedge accounting are reclassified as a separate derivative liability and the subject of hedge accounting is in part changed due to different accounting treatments.

W.	Capital surplus

Different recognition method of deferred tax expenses in relation to capital change altered the amount of capital surplus.

X.	Other capital

Reclassification of financial assets along with different fair value measurements incurred a change in other capital.

Y.	Retained earnings

Changes in a consolidation scope and different accounting standards made a change in retained earnings.

Z.	Non-controlling equity

Hybrid securities meeting a definition of capital, in substance, are transferred from a corporate bond to non-controlling equity.

<Results of operations>
A.	Interest income

Differences in amortization cost recognition using the effective interest rate method regarding deferred fee income of loan and receivables, interest income recognition, accrued interest income adjustments altered the amount of interest income.

B.	Interest expense

Reclassification of hybrid securities from corporate bond under K-GAAP to capital account results in a transfer of interest expense to dividend expense results in changes in retained earnings. In addition, difference in amortized interest expenses with regards to financial liabilities and exchange rate applied when translating interest expense of foreign currency denominated financial liabilities lead a change in interest expense amounts.

C.	Net commission income

Changes in a consolidation scope altered net fee income. In addition, certain fees arising from loan and receivables and financial guarantee are deferred and recognized using the effective interest rate.

D.	Dividend income

Altered consolidation scope results in changes in dividend income.

E.	Gain (loss) on financial assets at FVTPL

Altered consolidation scope combined with reclassification of financial instruments and different fair value measurements result in changes in profit or loss in financial assets at FVTPL.

F.	Gain on AFS financial assets

Altered consolidation scope combined with reclassification of financial instruments and different fair value measurements result in changed amounts of profit or loss on AFS security.

G.	Impairment on credit loss

Difference in calculation methodology of allowance for unused commitment and payment guarantee, together with different scope of loan and receivables subject to allowance provision incurred changes in profit or loss on credit loss.

H.	Other operating income (expense)

Changes in other operating income or expense are attributable to different exchange rate applied at the transaction date, changes in depreciation expenses caused by altered net book value of fixed assets and changes in selling and administrative expenses contributed from altered paid leave compensation expense and defined benefit retirement expense. Also, changes in a consolidation scope result in different amounts.

I.	Gain on equity method investments

Changes in a consolidation scope and different accounting standards altered gain or loss on valuation of equity method.

J.	Income tax expense

Changes in income tax expenses are attributable to altered deferred tax asset and deferred tax liability.

K.	Other comprehensive income (loss)

Accounts reclassification of AFS securities and different fair value measurements made a change in the amount of other comprehensive income.
40. AGREEMENT ON THE IMPLEMENTATION OF A MANAGEMENT IMPROVEMENT PLAN
Since December 30, 2000, the Company’s three subsidiaries, Woori Bank, Kyongnam Bank and Kwangju Bank, and the KDIC have entered into agreements for the implementation of management improvement plans for the banks. Under the agreements, the three subsidiaries are obligated to improve financial ratio, such as BIS capital ratio, Return on Assets (ROA), General and administrative ratio, Non-performing loan rate and Adjusted operating income (AOI) per person. If the three subsidiaries fail to implement the agreements, the KDIC may command for the three subsidiaries to increase or decrease their capital, pursue mergers, assign contracts such as loans and deposits, or close or sell parts of their business operations.
Since July 2, 2001, the Company and the KDIC have entered into an agreement whereby the Company would integrate the Company’s above subsidiaries, Woori Bank, Kyongnam Bank and Kwangju Bank, and improve the performance of the subsidiaries. The agreement stipulates that the Company should build a governance and management structure plan, implement a short-term business improvement strategy, enhance subsidiaries’ competitiveness, expedite privatization, meet the financial ratio targets, and dispose of business units in case of failure to carry out the agreement.
In order to implement the agreements of above three subsidiaries with the KDIC, on July 2, 2001, the Company and its three subsidiaries entered into agreements for the implementation of the management improvement for the three subsidiaries. Pursuant to the agreements, the three subsidiaries should meet management goals given by the Company, consult with the Company about material business decisions before execution, and prepare and implement a detailed business plan in conformity with the Company’s business strategies. If the three subsidiaries fail to implement the management improvement plan, the Company may order the three subsidiaries to limit sales of the specific financial products, investments in fixed assets, promotion of new business or new equity investment, or to close or merge their branch operations and subsidiaries.